January 27, 1997

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Midland National Life Insurance Company
     and Separate Account A Thereof,
     File No.  333-14061

Gentlemen:

Midland National Life Insurance Company is filing Pre-Effective Amendment No. 1 to the above-referenced Form S-6 Registration Statement concurrently with this letter. Pursuant to Rule 461 under the Securities Act of 1933, Registrant respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on January 31, 1997 or as soon as possible thereafter.

Very truly yours,

Midland National Life
  Insurance Company


By:__Steven_C._Palmitier__

   Steven C. Palmitier
   Senior Vice President, Marketing


Walnut Street Securities


By:__Nancy_L._Gucwa__

   Nancy L. Gucwa
   Chief Operating Officer


cc:  Frederick R. Bellamy, Esq.

MNLACC LTR

As filed with the Securities and Exchange Commission on January 31, 1997

                                             Registration No. 333-14061
                                             Pre-Effective Amendment #1

                                                              811-5271
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM S-6
                              --------

              FOR REGISTRATION UNDER THE SECURITIES ACT
              OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

              MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A
              ________________________________________
                         (Exact Name of Trust)

               MIDLAND NATIONAL LIFE INSURANCE COMPANY
                          (Name of Depositor)
                           One Midland Plaza
                         Sioux Falls, SD 57193
               (Address of Principal Executive Office)
                       _________________________
    Jack L. Briggs, Vice President, Secretary and General Counsel
               Midland National Life Insurance Company
                          One Midland Plaza
                        Sioux Falls, SD 57193

          (Name and Address of Agent for Service of Process)

                               Copy to:

                         Frederick R. Bellamy
                     Sutherland, Asbill & Brennan
                    1275 Pennsylvania Avenue, N.W.
                     Washington, D.C. 20004-2404

            Approximate date of proposed public offering:
As soon as practicable after effectiveness of the Registration Statement.

An indefinite amount of securities is being registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. A filing fee of $500 was paid with the filing of the initial registration statement on October 21, 1996.

------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

S-6CVR VUL3VEUL

                       CROSS REFERENCE TO ITEMS REQUIRED
                                BY FORM N-8B-2

    Item No. of
    Form N-8B-2                        Caption in Prospectus

         1.              Cover Page
         2.              Cover Page
         3.              Not Applicable
         4.              Midland's Sales And Other Agreements
         5.              Midland National Life Insurance Company; Our Separate
                           Account And Its Investment Divisions
         6.              Our Separate Account And Its Investment Divisions
         7.              Not Applicable
         8.              Not Applicable
         9.              Legal Proceedings
        10.              Summary; Our Separate Account And Its Investment
                           Divisions; Your Right To Examine The Policy;
                           Withdrawing Money From Your Contract Fund;
                           Surrendering Your Policy for Its Net Cash Surrender Value; Death Benefits; The Fund; Transfers Of Contract Fund Value Among Investment Divisions; Your Policy May Lapse; You May Reinstate Your Policy; Right To Change How We Operate Our Separate
                           Account; Flexible Premium Payments; Maturity
                           Benefits; Your Contract Fund Value; Borrowing From Your Payment Options; Additional Benefits May Be Available
        11.              Summary; The Funds; Investment Policies Of The Funds'
                           Portfolios
        12.              Summary; The Funds
        13.              Summary; Deductions And Charges
        14.              Summary; Policy Periods, Anniversaries
        15.              Summary; Flexible Premium Payments
        16.              Our Separate Account Investment Choices
        17.              Summary; Withdrawing Money From Your Contract Fund;
                           Surrendering Your Policy For Its Net Cash
                           Surrender Value; Your Right To Examine The Policy
        18.              The Funds; Flexible Premium Payments
        19.              Our Reports To Contractowners; Separate Account Voting
                           Rights
        20.              Not Applicable
        21.              Borrowing From Your Contract Fund; How To Request A
                           Loan; Policy Loan Interest; When Interest Is Due; Repaying The Loan; The Effects Of A Policy Loan On Your Contract Fund
        22.              Not Applicable
        23.              Additional Information
        24.              Limits On Our Right To Challenge The Policy
        25.              Midland National Life Insurance Company
        26.              Not Applicable
        27.              Midland National Life Insurance Company
        28.              Management Of Midland
        29.              Our Parent
        30.              Not Applicable
        31.              Not Applicable
        32.              Not Applicable
        33.              Not Applicable
        34.              Not Applicable
        35.              Midland's Sales And Other Agreements
        36.              Not Applicable
        37.              Not Applicable
        38.              Midland's Sales And Other Agreements
        39.              Midland's Sales And Other Agreements
        40.              Not Applicable
        41.              Midland's Sales And Other Agreements
        42.              Not Applicable
        43.              Not Applicable
        44.              Flexible Premium Payments
        45.              Not Applicable
        46.              Withdrawing Money From Your Contract Fund;
                           Surrendering Your Policy For Its Net Cash Surrender Value
        47.              The Funds
        48.              Not Applicable
        49.              Not Applicable
        50.              We Own The Assets Of Our Separate Account
        51.              Cover Page; Summary; Death Benefits; Deductions And
                           Charges; Your Beneficiary
        52.              The Funds
        53.              Not Applicable
        54.              Not Applicable
        55.              Not Applicable
        56.              Not Applicable
        57.              Not Applicable
        58.              Not Applicable
        59.              Financial Statements

X_REFER VUL3VEUL

Flexible Premium Variable Life Insurance Contract
(Variable Universal Life 3)

Issued By:
Midland National Life Insurance Company
One Midland Plaza  Sioux Falls, SD 57193  (605) 335-5700

This prospectus describes Variable Universal Life 3, an individual flexible premium variable life insurance contract issued by Midland National Life Insurance Company (Midland). We have designed Variable Universal Life 3 to provide insurance coverage with flexibility in death benefits and premiums. Variable Universal Life 3 can also provide substantial cash build-up.
This prospectus generally describes only the variable portion of the Contract, except where the General Account is specifically mentioned.
Variable Universal Life 3 pays a death benefit if the Insured Person dies while the contract is still in effect. You may choose Option 1, a fixed death benefit that equals the Specified Amount, or Option
2, a variable death benefit that equals the Specified Amount plus the value of your Contract Fund. A death benefit equal to a percentage of the Contract Fund on the day the Insured Person dies will be paid if that benefit would be greater.
You may borrow against Your contract, withdraw part of the Net
Cash Surrender Value, or completely surrender Your contract for its Net Cash Surrender Value.
After the sales charge, a premium tax charge and any per premium expense charge is deducted, Your net premiums are put in Your Contract Fund. You may allocate Your Contract Fund to Our
General Account or to one or more of the investment divisions of Our Separate Account A.
We invest each of the investment divisions of Our Separate
Account in shares of a corresponding portfolio of the Variable Insurance Products Fund or Variable Insurance Products Fund II (collectively called the "Funds"), mutual funds with a choice of portfolios.
The prospectus for the Funds, which accompanies this prospectus, describes the investment objectives, policies, and risks of the Funds' portfolios associated with the ten divisions of Our Separate
Account: the Money Market Portfolio, the High Income Portfolio, the Equity-Income Portfolio, the Growth Portfolio, the Overseas Portfolio, the Asset Manager Portfolio, the Investment Grade Bond Portfolio, Contrafund Portfolio, Asset Manager:Growth Portfolio, and the Index 500 Portfolio. An investment in the portfolios, including the Money Market Portfolio, is neither insured nor guaranteed by the U.S. Government, and there is no assurance that the Money Market Portfolio will be able to maintain a stable net asset value.
You bear the investment risk of this contract for all amounts allocated to Our Separate Account A. To the extent that Your Contract Fund is in Separate Account A, the value of Your
Contract Fund will vary with the investment performance of the corresponding portfolios of the Funds; there is no minimum guaranteed cash value for amounts allocated to the investment divisions of Our Separate Account. Your Contract Fund will also reflect deductions for the cost of insurance and expenses and increases for additional premium payments. You may incur a Surrender Charge if You surrender Your contract or allow it to lapse.
After the first premium, You may decide how much Your premium payments will be and how often You wish to make them, within limits. You may also increase or decrease the amount of insurance protection, within limits.
Depending on the amount of premiums paid, this may or may not be a modified endowment contract. If it is a modified endowment contract, loans and withdrawals may result in more adverse tax consequences than would apply if the contract was not a modified endowment contract.
You have a limited right to examine this contract and return it to Us for a refund.
Replacing your existing insurance or, if You already own a flexible premium variable insurance contract, acquiring additional insurance through the contract described in this prospectus, may not be to your advantage.
THESE SECURITIES HAVE NOT BEEN APPROVED OR
DISAPPROVED BY THE SECURITIES AND EXCHANGE
COMMISSION NOR HAS THE COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.
PLEASE READ THIS PROSPECTUS FOR DETAILS ON THE
CONTRACT BEING OFFERED TO YOU, AND KEEP IT FOR
FUTURE REFERENCE. THIS PROSPECTUS IS VALID ONLY
WHEN ACCOMPANIED BY A CURRENT PROSPECTUS FOR
VARIABLE INSURANCE PRODUCTS FUND AND
VARIABLE INSURANCE PRODUCTS FUND II.

The date of this prospectus is.


Table of Contents


 Definitions
 PART 1: SUMMARY
 DEDUCTIONS AND CHARGES
 PART 2: DETAILED INFORMATION ABOUT VARIABLE
 UNIVERSAL LIFE 3
 THE COMPANY THAT ISSUES VARIABLE UNIVERSAL
 LIFE 3
 Midland National Life Insurance Company
 Our Parent
 THE FEATURES OF VARIABLE UNIVERSAL LIFE 3
 How Variable Universal Life 3 Differs From Whole Life
 Insurance
 Death Benefits
 Maturity Benefit
 Changes In Variable Universal Life 3
 Changing Your Death Benefit Option
 When Contract Changes Go Into Effect
 Flexible Premium Payments
 Premium Provisions During The Minimum Premium Period Premium Provisions Beyond The Minimum Premium Period Allocation of Premiums
 Additional Benefits May Be Available
 SEPARATE ACCOUNT INVESTMENT CHOICES
 Our Separate Account And Its Investment Divisions
 The Funds
 Investment Policies Of The Funds' Portfolios
 We Own The Assets Of Our Separate Account
 Our Right To Change How We Operate Our Separate Account
 DEDUCTIONS AND CHARGES
 Charges Against The Separate Account
 Charges In The Funds
 Deductions From Your Premiums
 Deductions From Your Contract Fund
 Other Transaction Charges
 How Contract Fund Charges Are Allocated
 Surrender Charge
 YOUR CONTRACT FUND VALUE
 Amounts In Our Separate Account
 How We Determine The Accumulation Unit Value
 CONTRACT FUND TRANSACTIONS
 Changing Your Premium And Deduction Allocation Percentages Transfers Of Contract Fund Value
 Dollar Cost Averaging.
 Borrowing From Your Contract Fund
 How To Request A Loan
 Contract Loan Interest
 When Interest Is Due
 Repaying The Loan
 The Effects Of A Contract Loan On Your Contract Fund
 Your Contract May Lapse
 Withdrawing Money From Your Contract Fund
 Withdrawal Charges
 The Effects Of A Partial Withdrawal
 Surrendering Your Contract For Its Net Cash Surrender Value
 THE GENERAL ACCOUNT
 Amounts In The General Account
 Adding Interest To Your Amounts In The General Account
 Transfers
 ADDITIONAL INFORMATION ABOUT VARIABLE
 UNIVERSAL LIFE 3
 Your Right To Examine The Contract
 Your Contract Can Lapse
 You May Reinstate Your Contract
 Contract Periods, Anniversaries
 Application for Insurance
 Maturity Date
 TAX EFFECTS
 Contract Proceeds
 Possible Charge for Midland's Taxes
 Other Tax Considerations
 PART 3: ADDITIONAL INFORMATION
 YOUR VOTING RIGHTS AS AN OWNER
 Fund Voting Rights
 How We Determine Your Voting Shares
 Voting Privileges Of Participants In Other Companies
 OUR REPORTS TO CONTRACTOWNERS
 LIMITS ON OUR RIGHT TO CHALLENGE THE CONTRACT
 YOUR PAYMENT OPTIONS
 YOUR BENEFICIARY
 ASSIGNING YOUR CONTRACT
 WHEN WE PAY PROCEEDS FROM THIS CONTRACT
 DIVIDENDS
 MIDLAND'S SALES AND OTHER AGREEMENTS
 Sales Agreements
 REGULATION
 DISCOUNT FOR MIDLAND EMPLOYEES
 LEGAL MATTERS
 LEGAL PROCEEDINGS
 FINANCIAL AND ACTUARIAL
 ADDITIONAL INFORMATION
 Management of Midland
 Appendix
 Financial Statements


Definitions
Accumulation Unit means the units credited to each investment division in the Separate Account.
Age means the age of the Insured Person on his/her birthday which immediately precedes the Contract Date.
Attained Age means the age of the Insured Person on his/her
birthday preceding a Contract Anniversary date.
Beneficiary means the person or persons to whom the contract's death benefit is paid when the Insured Person dies.
Business Day means any day We are open and the New York Stock
Exchange is open for trading.
Contract Fund means the total amount of monies in Our Separate
Account A attributable to Your in force contract. It also includes monies in our General Account for Your contract.
Cash Surrender Value means the Contract Fund on the date of
surrender, less any Surrender Charges.
Contract Date means the date from which Contract Anniversaries and Contract Years are determined.
Contract Month means a month that starts on a Monthly
Anniversary and ends on the following Monthly Anniversary.
Contract Year means a year that starts on the Contract Date or on each anniversary thereafter.
Death Benefit means the amount payable under Your contract
when the Insured Person dies.
    Minimum Premium      Period is to Attained
Age 70 or 5 years from the Contract Date if later.
Funds mean the mutual funds available for investment by Separate Account A on the Contract Date or as later changed by us. The
Funds available as of the date of the prospectus are the Variable Insurance Products Fund and the Variable Insurance Products Fund
II.
Home Office means where You write to Us to pay premiums or
take other action, such as transfers between investment divisions, changes in Specified Amount, or other such action regarding Your contract. The address is:
Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD 57193
In Force means the Insured Person's life remains insured under the terms of the contract.
Insured Person means the person whose life is insured by the contract.
Investment Division means a division of Separate Account A
which invests exclusively in the shares of a specified Portfolio of the Fund.
Maturity Date initially set at the date on which the Insured Person reaches Attained Age 100. However, this date may be extended if doing so will not result in adverse tax consequences.
Monthly Anniversary means the day of each month that has the same numerical date as the Contract Date.
Net Cash Surrender Value means the Cash Surrender Value less any outstanding contract loan.
Net Premium means the premium paid less any deduction for
premium taxes, less any deduction for the sales charge and less any per premium expenses.
Record Date means the date the contract is recorded on Our books as an In Force contract.
Separate Account means Our Separate Account A which receives and invests Your net premiums under the contract.
Specified Amount means the face amount of the contract which is the minimum death benefit payable under the contract.
Surrender Charges means a charge made only upon surrender of the contract. It includes a charge for sales related expenses and issue related expenses.
PART 1: SUMMARY
In this prospectus "We", "Our", and "Us" mean Midland National
Life Insurance Company.
"You" and "Your" mean the owner of the contract. We refer to the person who is covered by the contract as the "Insured Person", because the Insured Person and the Owner may not be the same.
The following summary is qualified in its entirety by the detailed information appearing later in this prospectus. This summary must be read in conjunction with that detailed information. Unless otherwise indicated, the description of the contract in this prospectus assumes that the contract is in force and that there is no outstanding contract loan.
FEATURES OF VARIABLE UNIVERSAL LIFE 3
Insurance Benefit Options
Variable Universal Life 3 offers insurance on the life of the Insured Person. We will pay a death benefit when the Insured dies while the contract is in force. We pay a maturity benefit in lieu of a death benefit when the Insured Person reaches the Maturity Date. Two death benefit options are available:
The Option 1 death benefit equals the Specified Amount of the insurance contract.
The Option 2 death benefit equals the Specified Amount of the contract, plus the value of the Contract Fund.
Provisions in the Federal tax law may require the benefit to be even greater. A death benefit equal to a percentage multiple of the Contract Fund on the day the Insured Person dies will be paid if that benefit would be greater. See "Death Benefits" on page 7.
We will deduct any outstanding loans or unpaid charges before paying any benefits. Proceeds may be paid in a lump sum or under a variety of payment plans. The length of time Your contract will remain in force depends on the amount of Your Net Cash
Surrender Value and, during the     Minimum Premium
Period, the amount of premiums You have paid.
The minimum Specified Amount is $50,000. For Insured Persons age 0 to 14 at issue, the minimum Specified Amount is $25,000.
Your Contract Fund
Your Contract Fund is established after We receive Your first premium payment. After We deduct the sales charge, a premium tax charge and any per premium expenses from Your premiums,
We put the balance into Your Contract Fund.
Your Contract Fund reflects the amount and frequency of premium payments, deductions for the cost of insurance and expense charges, the investment experience of amounts allocated to Our Separate Account, interest earned on amounts allocated to the
General Account, loans, and partial withdrawals. You bear the investment risk under Variable Universal Life 3 as the value of
Your Contract Fund will vary according to the investment
experience of the divisions of Our Separate Account You have selected. There is no minimum guaranteed Contract Fund value with respect to any amounts allocated to the Separate Account. See "YOUR CONTRACT FUND VALUE" on page 16.
Contract Changes
You may change the death benefit option You have chosen. You may also increase or decrease the Specified Amount of Your
contract, within limits.
Flexible Premium Payments
You may pay premiums whenever You want, in whatever amount
You want, within certain limits. We require an initial minimum premium based on the age and sex of the Insured Person and the Specified Amount of the contract.
You will also choose a planned periodic premium. You need not pay premiums of any set amount or according to the planned
schedule or any other set schedule, but You may have to make additional premium payments to keep Your contract in force because payment of the planned premiums does not ensure that
Your contract will remain in force. However, You have the option
of ensuring that Your contract stays in force during the     Minimum
Premium      Period by paying premiums
equal to the accumulated minimum premium amounts. Beyond the
    Minimum Premium      Period, additional
premiums may be required to keep the contract in force. See
"Flexible Premium Payments" on page 9.

Additional Benefits May Be Available
You may choose to include additional benefits in the contract by rider. These benefits may include an accidental death benefit, life insurance for additional insured persons, life insurance for children, family life insurance coverage, a monthly disability benefit, a disability waiver benefit to waive the cost of monthly deductions, and an accelerated death benefit in the event of a terminal illness. Any cost of additional benefits will be deducted monthly from Your Contract Fund. See "Additional Benefits May
Be Available" on page 10.
INVESTMENT CHOICES OF VARIABLE UNIVERSAL
LIFE 3
You may allocate amounts in Your Contract Fund to either our
General Account, which pays interest at a declared rate, or any one or more of the investment divisions of Our Separate Account. Each of these investment divisions invests in shares of a corresponding portfolio of the Variable Insurance Products Fund or the Variable Insurance Products Fund II, "series" type mutual funds. The portfolios have different investment objectives. Fidelity
Management & Research Company receives fees from each
portfolio for providing investment management services. These fees are taken monthly in proportion to the average daily net assets of each portfolio throughout the month.
For a full description of the Funds, see the Funds' prospectus, which accompanies this prospectus. See "The Funds" on page 11.
The current investment divisions which invest in Portfolios of the Variable Insurance Products Fund are:
Money Market Portfolio
High Income Portfolio
Equity-Income Portfolio
Growth Portfolio
Overseas Portfolio
The current investment divisions which invest in Portfolios of the Variable Insurance Products Fund II are:
Asset Manager Portfolio
Investment Grade Bond Portfolio
Contrafund Portfolio
Asset Manager: Growth Portfolio
Index 500 Portfolio
Each portfolio charges a different investment advisory fee. The fee for the Money Market Portfolio is the sum of a group fee rate based on the average net assets of all mutual funds advised by Fidelity, an individual fund fee rate of .03%, and an income component of 6%
of the Portfolio's gross income in excess of a 5% annual yield. The fee for the High Income Portfolio and Investment Grade Bond
Portfolio is the sum of a group component based on assets under management for all the Fidelity funds, .16% as of December, 1995, and individual components of .45% and .30%, respectively. The Equity-Income, Growth, Overseas, Contrafund, Asset Manager:
Growth and Asset Manager Portfolios' fees are made up of a group component, .32% as of December, 1995 and individual components of .20%, .30%, .45%, .30%, .40% and .40%
respectively. The fee for the Index 500 Portfolio will be .28%.
These charges are reflected in the net asset value of each Portfolio. See "Investment Policies Of The Funds' Portfolios" on page 12, "Charges In The Funds" on page 13, and "THE GENERAL
ACCOUNT" on page 20.
DEDUCTIONS AND CHARGES
Deductions From Your Premiums
We deduct a sales charge of 4% from each premium payment. This charge is to partially reimburse Us for the cost incurred in selling and distributing this contract. A charge for any applicable premium taxes is deducted from each premium payment. The current premium tax We take is 2.5%. We may increase this charge at any time if Our premium tax expenses increase. We reserve the right to vary this charge by state.
A charge of $.46 is also deducted from each premium payment if you have elected to pay premiums by Civil Service Allotment. We do not expect to profit from this charge. See "Deductions From
Your Premiums" on page 14.
Deductions From Your Contract Fund
Certain amounts are deducted from Your Contract Fund each
month. These are:
an expense charge of     $7.00      each month (currently We plan to
make this deduction for the first 15 years only). This charge is intended to reimburse Us for costs incurred in maintaining Your contract, and We do not expect to profit from this charge.
a cost of insurance charge, which is based on the Insured Person's attained age and sex, risk class, and the amount of insurance You are buying, and a charge for additional benefits, if any.
We guarantee that the insurance deductions from Your Contract
Fund will never be more than the maximum amounts shown in Your contract.
In addition, We make charges when You:
make a partial withdrawal of Net Cash Surrender Value more than once in a contract year.
make more than twelve transfers a year between investment divisions. On a current basis an unlimited number of transfers are allowed without a charge.
See "Deductions From Your Contract Fund" on page 14.
Deductions From The Separate Account
We make a charge at an effective annual rate of 0.90% of the value of the assets of Our Separate Account for certain mortality and expense risks We assume. On a current basis, We intend to reduce this charge to 0.50% after the tenth Contract Year. See "Charges Against The Separate Account" on page 13.
    Charges In The Funds
The Funds make a charge for managing investments and providing services. See Charges In The Funds on page 13.
Surrender Charges
The Surrender Charge is made up of two pieces: The Deferred
Sales Charge and the Deferred Issue Charge. The Deferred Sales
Charge is to partially reimburse Us for the cost We incur in selling and distributing this contract. The Deferred Issue Charge is to reimburse Us for underwriting and other costs We have when We issue the contract. We do not expect to profit from these charges. During the first 15 years, We will subtract a Surrender Charge from Your Contract Fund if You give up Your contract for its Net
Cash Surrender Value, or let Your contract lapse at the end of a grace period.
The Deferred Sales Charge is based on the premiums You have paid:
26% of any premium payment in the first two contract years up to one guideline annual premium.
5% of all other premium payments.
This sum cannot exceed 5% times the guideline annual premium times the lesser of 20 or the Insured Person's life expectancy. The sum is multiplied by a percentage - 100% for the first ten years, decreasing to 0% after the fifteenth year. The amount of the Deferred Sales Charge You pay depends on the amount of premiums You pay, when You pay Your premiums and when You surrender or lapse Your contract. You will not incur any Deferred Sales Charge, regardless of the amount and timing of premiums if You keep this contract in force for fifteen years.
The Deferred Issue Charge is a fixed schedule per thousand dollars of Specified Amount starting at $3.00 per thousand for the first ten years, decreasing to zero after the fifteenth year. This discussion of the Deferred Sales Charge and the Deferred Issue Charge assumes no changes in Specified Amount. See "Surrender Charge" on page
15.
USING YOUR CONTRACT FUND
Transfers
You may transfer amounts in Your Contract Fund between the General Account and the investment divisions of the Separate
Account, and among the investment divisions of the Separate
Account. Transfers take effect on the date We receive Your request. We require minimum amounts for each transfer, usually
$200. Currently, We allow unlimited transfers without a charge. However, We reserve the right to assess a $25 charge after the twelfth transfer in a Contract Year. There are other limitations on transfers to and from the General Account. See "Transfers Of
Contract Fund Value" on page 17.


Borrowing Against Your Contract
You may borrow a total amount up to 92% of the Cash Surrender
Value, using Your contract as security for the loan. A minimum loan amount, usually $200, will be stated in Your contract.
Contract loan interest accrues daily at a rate adjusted annually. See "Borrowing From Your Contract Fund" on page 18. Contract loan interest is not deductible on Contracts owned by an individual.
It should be noted, however, that loans taken from, or secured by, a contract may have Federal tax consequences. See "TAX
EFFECTS" on Page 21.
Withdrawing Cash From Your Contract Fund
You may make a partial withdrawal from Your Contract Fund. The current minimum for Your withdrawal is $200. The maximum
withdrawal You can make is 50% of the Net Cash Surrender
Value. Your withdrawal is subject to certain other requirements. A charge (currently $25 or 2 percent of the amount withdrawn, whichever is less) will be deducted from Your Contract Fund if
You make more than one withdrawal in a Contract Year. See
"Withdrawing Money From Your Contract Fund" on page 19.
Withdrawals and Surrenders may have adverse tax consequences.
See "TAX EFFECTS" on page 21.
Surrendering Your Contract
Variable Universal Life 3 has a Cash Surrender Value, which is the difference between the value of Your Contract Fund and any
Surrender Charge which applies during the first 15 Contract Years.
If You surrender the contract for cash, We will pay You the Net
Cash Surrender Value, which is the Cash Surrender Value less any outstanding loan and loan interest due. See "Surrendering Your
Contract For Its Net Cash Surrender Value" on page 20.
ADDITIONAL INFORMATION ABOUT VARIABLE
UNIVERSAL LIFE 3
Your Right To Examine This Contract
You have a right to examine the contract and, if You wish, return it to Us. Your request must be postmarked by the latest of:
10 days after You receive Your contract.
10 days after We mail You a notice of this right, or
45 days after You signed the application for the contract.
When You return your contract, We will return the sum of all charges deducted from premiums paid, from the Separate Account, and from the Contract Fund, plus the Contract Fund. Charges
deducted in the Funds are not returned.
See "Your Right To Examine The Contract" on page 20.
Tax Effects of Variable Universal Life 3
With respect to a contract that is issued on the basis of a standard rate class, Midland believes such a contract should meet the definition of a life insurance contract for Federal income tax purposes. As for a contract that is issued on a substandard basis, it is not clear whether or not such a contract would qualify as a life insurance contract for Federal tax purposes, particularly if the owner of such a contract pays the full amount of premiums
permitted under the contract. If it is subsequently determined that a contract does not satisfy section 7702 of the Internal Revenue code (which defines life insurance for tax purposes), Midland will take appropriate and reasonable steps to attempt to cause such a contract to comply with section 7702.
Assuming that a contract qualifies as a life insurance contract for Federal income tax purposes, the death benefit paid to the beneficiary of this contract is not subject to federal income tax. In addition, under current federal tax law, You do not have to pay income tax on any earnings in Your Contract Fund as long as they remain in Your Contract Fund. A contract may be treated as a
"modified endowment contract" depending upon the amount of
premiums paid in relation to the death benefit. If the contract is a modified endowment contract, then all pre-death distributions, including contract loans, will be treated first as a distribution of taxable income and then as a return of investment in the contract.
In addition, prior to age 59 1/2 any such distributions generally will be subject to a 10% penalty tax.
If the contract is not a modified endowment contract, distributions generally will be treated first as a return of investment in the contract and then as disbursing taxable income. Moreover, loans will not be treated as distributions. Finally, neither distributions nor loans from a contract that is not a modified endowment contract are subject to the 10% penalty tax. See "TAX EFFECTS" on page
21.
Your Contract Can Lapse
During the     Minimum Premium      Period,
this contract will remain in force unless the Net Cash Surrender
Value is insufficient to pay monthly charges and You fail to meet certain minimum premium requirements which apply. Beyond the
    Minimum Premium      Period, this contract
will remain in force as long as the Net Cash Surrender Value is sufficient to pay monthly charges. See "Your Contract May Lapse" on page 19.
Illustrations
Sample projections of hypothetical Death Benefits and Cash
Surrender Values are included starting at page 28 of this prospectus. These are only hypothetical figures and are not indications of either past or anticipated future investment performance. However, these projections of hypothetical values may be helpful in understanding the long-term effects of different levels of investment performance and the charges and deductions, and also in comparing this contract to other life insurance contracts. These projections also show the value of premiums accumulated with interest and indicate that if the contract is surrendered in the early contract years, the Net Cash Surrender
Value may be low compared to premiums accumulated at interest.
This reflects the cost of insurance protection and other charges, and demonstrates that this contract should not be purchased as a short-term investment.
Performance
Performance information for the investment divisions may appear in reports and advertising to current and prospective Owners. The performance information is based on historical investment experience of the investment division and the Funds and does not indicate or represent future performance.
Total return quotations reflect changes in Fund share price, the automatic reinvestment by the Separate Account of all distributions and the deduction of the Mortality and Expense Risk charge. The quotations will not reflect deductions from premiums (the sales charge, premium tax charge, and any per premium expense charge), the monthly deduction from the Contract Fund (the expense charge, the cost of insurance charge, and any charges for additional benefits), the Surrender Charge, or other transaction charges. Therefore, these returns do not show how actual investment performance will affect Contract benefits.
A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in an investment division's returns, You should recognize that they are not the same as actual year-by-year results.
Midland may also advertise performance figures for the investment divisions based on the performance of a Portfolio prior to the time the Separate Account commenced operations.
Midland may also provide individual hypothetical illustrations of Contract Fund Value, Cash Surrender Value, and Death Benefit based on historical investment returns of the Funds. The illustrations will reflect the deductions of expenses in the Funds and the deduction of Contract charges, including the Mortality and Expense Risk Charge, the deductions from premiums, the monthly deduction from the Contract Fund and the Surrender Charge. The illustrations do not indicate what contract benefits will be in the future.
PART 2: DETAILED INFORMATION
ABOUT VARIABLE UNIVERSAL LIFE 3
THE COMPANY THAT ISSUES VARIABLE UNIVERSAL
LIFE 3
Midland National Life Insurance Company
We are Midland National Life Insurance Company, a stock life insurance company. Midland was organized in 1906 in South
Dakota as a mutual life insurance company at that time named
"The Dakota Mutual Life Insurance Company". We were reincorporated as a stock life insurance company in 1909. Our name "Midland" was adopted in 1925. We are licensed to do business in 49 states, the District of Columbia, and Puerto Rico.
Our Parent
Midland is a subsidiary of Sammons Enterprises, Inc., Dallas,
Texas. Sammons has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.
THE FEATURES OF VARIABLE UNIVERSAL LIFE 3
This prospectus describes Our regular Variable Universal Life 3 contract. There may be differences because of requirements of the state where Your contract is issued, which will be included in Your contract.
How Variable Universal Life 3 Differs From Whole Life Insurance
Variable Universal Life 3 is designed to provide insurance coverage with flexibility in death benefits and premium payments.
It is different from traditional whole life insurance in that You are not required to pay scheduled premiums and may, within limits, choose the amount and frequency of premium payments. Variable
Universal Life 3 also provides for two different types of insurance benefit options. You may switch back and forth between these options. Another feature of Variable Universal Life 3 which is not available under traditional whole life insurance is Your ability to increase or decrease the Specified Amount without purchasing a new contract. However, evidence of insurability may be required.
The built-in flexibilities of Variable Universal Life 3 enable You to respond to changes in lifestyle and take advantage of favorable financial conditions.
Death Benefits
We pay a benefit (net of indebtedness) to the beneficiary of this contract when the Insured Person dies. As the Owner, You may choose from two death benefit options: Option 1 and Option 2.
Option 1 provides a benefit that equals the Specified Amount of the contract. Except as described below, the Option 1 benefit is fixed. Owners who prefer to have insurance coverage that does not vary in amount and lower cost of insurance charges should choose
Option 1.
Option 2 provides a benefit that equals the Specified Amount of the contract plus the amount in Your Contract Fund on the day the Insured Person dies. Under Option 2, the value of the benefit is variable and fluctuates with the amount in Your Contract Fund.
Owners who prefer to have investment experience reflected in the amount of their insurance coverage should choose Option 2.
Under both options, a provision of the federal tax law may require a greater benefit than the option selected. This benefit is a corridor percentage multiple of the amount in Your Contract Fund. The corridor percentage declines as the Insured Person gets older. The benefit will be the amount in Your Contract Fund on the day the Insured Person dies times the percentage for the attained age (last birthday) at the beginning of the Contract Year of the Insured
Person's death. The percentages are in the following table:

               Table of Death Benefits
               Based on Contract Fund Value

               The Death                       The Death
               Benefit Will                    Benefit Will
               Be At Least                     Be At Least
    If The     Equal To             If The     Equal To
    Insured    This Percent         Insured    This Percent
    Person's   of The               Person's   of The
    Age Is     Contract Fund        Age Is     Contract Fund
         0-40           250%         60        130%
         41             243          61        128
         42             236          62        126
         43             229          63        124
         44             222          64        122
         45             215          65        120
         46             209          66        119
         47             203          67        118
         48             197          68        117
         49             191          69        116
         50             185          70        115
         51             178          71        113
         52             171          72        111
         53             164          73        109
         54             157          74        107
         55             150          75-90     105
         56             146          91        104
         57             142          92        103
         58             138          93        102
         59             134          94        101
                                     95-99     100

These percentages are based on provisions of federal tax law which require a minimum death benefit in relation to cash value for Your contract to qualify as life insurance.
For example, assume the insured person is 55 years old and the Specified Amount is $100,000. Under Option 1, the death benefit will generally be $100,000. However, when the Contract Fund is greater than $66,666.67, the corridor percentage applies. In this case, age 55, the factor We multiply with the Contract Fund is 150 percent. If the Contract Fund was $70,000 the death benefit at that time would be $105,000.
Under Option 2, the death benefit is the Specified Amount,
$100,000 in the example, plus the Contract Fund. If the contract on this 55-year-old insured person had a Contract Fund greater than $200,000, the corridor percentage applies.
Under either option, the length of time Your contract remains in force depends on the Net Cash Surrender Value of Your contract
and, during the     Minimum Premium
Period, Your ability to meet the minimum premium requirements. Because the charges that maintain Your contract are deducted from Your Contract Fund, Your coverage will last as long as Your Net
Cash Surrender Value (the amount in Your Contract Fund minus the Surrender Charge and any outstanding loan and loan interest)
can cover these deductions. However, during the     Minimum
Premium      Period, as long as You pay
premiums more than the sum of monthly minimum premiums to
that Contract Date, the contract will remain in force.
The investment experience of any amounts in the investment
divisions of Our Separate Account and the interest earned on any amounts in the General Account will affect the amount in Your Contract Fund. As a result, the returns from these investment options will affect the length of time Your contract remains in force.
The minimum Specified Amount at issue is $50,000. For issue
ages 0 to 14, the minimum is $25,000. The maximum issue age is
80.
Maturity Benefit
If the Insured Person is still living on the Maturity Date, We will pay You the amount in the Contract Fund net of loans. This contract will then end.
Changes In Variable Universal Life 3
Variable Universal Life 3 provides You the flexibility to choose from a variety of strategies, described in the sections that follow, which enable You to increase or decrease Your insurance protection.
A reduction in Specified Amount lessens emphasis on the
contract's insurance coverage by reducing both the death benefit and the amount at risk (the difference between Contract Fund and death benefit). The reduced amount at risk results in lower cost of insurance deductions from the Contract Fund. A partial withdrawal reduces the Contract Fund and death benefit, while providing You with a cash payment, but does not reduce the amount at risk.
Choosing not to make premium payments may have the effect of reducing the Contract Fund. Reducing the Contract Fund will, under Option 1, increase the amount at risk (and therefore increase the cost of insurance deductions) while leaving the death benefit unchanged; under Option 2, it will decrease the death benefit while leaving the amount at risk unchanged.
Increases in the Specified Amount emphasize insurance coverage by increasing both the death benefit and the amount at risk. Additional premium payments may increase the Contract Fund, which has the effect, under Option 1, of reducing the amount at risk while leaving the death benefit unchanged, or under Option 2, of increasing the death benefit while leaving the amount at risk unchanged.
Changing The Specified Amount of Insurance
Any time after Your contract is issued, You may change its
Specified Amount. You may do this by sending a written request to
Our Home Office. You are limited to two changes in Specified
Amount each Contract Year. Any change will be subject to Our approval and the following conditions:
If You increase the Specified Amount, You must provide
satisfactory evidence that the Insured Person is still insurable. Our current procedure, if the Insured Person has become a more expensive risk, is to charge higher cost of insurance charges for the additional amounts of insurance.
Any increase must be at least $25,000. Monthly deductions from
Your Contract Fund for the cost of insurance will increase,
beginning on the date the increase in the Specified Amount takes effect. An increase in Specified Amount will also result in an increase in Surrender Charges.
The rights to examine and exchange this contract which apply at issue do not apply to increases in Specified Amount.
If You reduce the Specified Amount You may not reduce it below the minimum We require to issue this contract at the time of the reduction. Monthly deductions from Your Contract Fund for the cost of insurance will decrease.
If You request a decrease in Specified Amount, it may be limited by federal tax law. In such a case, Your new death benefit will be Your Contract Fund multiplied by the corridor percentage the federal tax law specifies for the Insured's age at the time of the change.
Our current procedure, if You request a Specified Amount decrease when an increased Specified Amount is at substandard (i.e., higher) risk charges and the original Specified Amount was at standard risk charges, is to first decrease the Specified Amount that is at substandard risk charges.
Changing Your Death Benefit Option
You may change Your death benefit option by sending a written request to our Home Office. We will require satisfactory evidence of the Insured Person's insurability to make this change.
If You change from Option 1 to Option 2, the Specified Amount will be decreased by the amount in Your Contract Fund on the date of the change. We may not allow such a change if it would reduce the Specified Amount below the minimum We require to issue this contract at the time of the reduction.
If You change from Option 2 to Option 1, the Specified Amount of insurance will be increased by the amount in the Contract Fund on the date of the change. These increases and decreases in Specified Amount are made so that the amount of the death benefit remains the same on the date of the change. When the death benefit remains the same, there is no change in the net amount at risk, which is the amount on which Your cost of insurance charges are based.
When Contract Changes Go Into Effect
Any changes in the Specified Amount or death benefit option of
Your contract will go into effect on the Monthly Anniversary following the date We approve Your request for the change. After
Your request is approved, You will receive a written notice of the approval showing each change. You should attach this notice to
Your contract. We may also ask You to return Your contract to us at our Home Office so that We can make a change.
In some cases, We may not approve a change You request because it might disqualify Your contract as life insurance under applicable federal tax law. We will send You a written notice of Our decision about making the change.
Contract changes may have adverse tax consequences. See "TAX
EFFECTS" on page 21.
Flexible Premium Payments
You may choose the amount and frequency of premium payments, as long as they are within the limits described below. You may specify the frequency to be on a quarterly, semi-annual or annual basis. Planned periodic premiums may also be monthly if paid by pre-authorized check or premiums may be paid bi-weekly if paid by Civil Service Allotment.
Even though Your premiums are flexible, the contract information page of Your contract will show a "planned" periodic premium.
The planned premium is determined by You within limits set by Us when You apply for the contract and is not necessarily designed to equal the amount of premiums that will keep Your contract in effect. Planned premiums are generally the amount You decide
You want to pay and You can change them at any time. Payment of the planned premiums does not guarantee that Your contract will stay in force, so additional premium payments may be necessary.
You must pay a minimum initial premium on or before the date on which the contract is delivered to You. The insurance will not go into effect until We receive this minimum initial premium. We determine the applicable minimum initial premium based on the age, sex, and premium class of the Insured Person, the initial Specified Amount of the contract and any additional benefits selected. Your first premium payment may be by Your check or money order payable to Midland. Any additional premiums should be payable to Midland and should be sent directly to Our Home
Office.
We will send You premium reminder notices based on Your
planned premium. You may make the planned payment, skip the
planned payment, or change the frequency or the amount of the payment. Generally, You may pay other premiums at any time.
Amounts must be at least $50 or may be $30 through a monthly automatic payment plan.
You may send Us a premium payment that would cause Your
contract to cease to qualify as life insurance under federal tax law. If so, We will notify You and return to You the portion of the premium that would cause the disqualification.
Premium Provisions During The     Minimum Premium
Period
During the     Minimum Premium      Period,
Your contract may be kept in force by meeting a minimum
premium requirement. A monthly minimum premium is shown on
the Contract Information page of Your contract. The minimum
premium requirement will be satisfied if the sum of premiums You have paid less any loans or withdrawals you have taken exceeds a total equal to the sum of these monthly minimums had they been paid each month the contract was In Force.
If You stop paying premiums during the     Minimum Premium
Period, Your contract will continue in effect
until both of two conditions are true: The Net Cash Surrender
Value can no longer cover the monthly deductions from Your
Contract Fund for the benefits selected; and, the total premiums
You have paid are less than the total monthly minimum premiums required to that date.
Premium Provisions Beyond The     Minimum Premium
Period
Beyond the     Minimum Premium      Period,
Your contract will lapse if the Net Cash Surrender Value can no longer cover the monthly deductions from Your Contract Fund for the benefits selected. You should note that Your planned premiums may not be sufficient to maintain Your contract because of investment experience, contract changes, or other factors.
Therefore, premiums in addition to the planned premiums may be necessary to keep Your contract in force.
Allocation of Premiums
Each net premium, except any premium received before the Record
Date, will be allocated to Our Separate Account or General
Account on the day We receive Your premium.
After the sales charge, the premium tax charge and any expense charges are deducted from each of Your premiums, the balance, called Your net premium, is put into Your Contract Fund. Net premiums may be allocated to Our General Account or to one or more of the investment divisions of Our Separate Account according to the directions You provided on Your contract application. These instructions will apply to any subsequent premiums You pay until You write to Our Home Office with new instructions. Allocation percentages may be any whole number from 10 to 100, but the sum must equal 100. You may choose not to allocate any premium to any particular investment division. See "THE GENERAL ACCOUNT" on page 20.
Any premium received before the Record Date will be held in the General Account from the day We receive it until the day after the Record Date and will earn interest during this period. When this period has expired, the premium received prior to the Record Date and any interest earned during the period will be allocated to the investment divisions of Our Separate Account and the General
Account according to the instructions You have given Us.
Additional Benefits May Be Available
Your contract may include additional benefits. A charge will be deducted from Your Contract Fund monthly for certain additional benefits You choose. You may cancel these benefits at any time.
More details will be included in Your contract if You choose any of these benefits. The following additional benefits are currently available:
Disability Waiver Benefit. With this benefit, We waive monthly charges from the Contract Fund if the Insured Person becomes totally disabled on or after the Insured Person's fifteenth birthday and the disability continues for six months. If the disability starts before the Contract Anniversary following the Insured Person's
65th birthday, We will waive monthly deductions for life as long as the disability continues.
Monthly Disability Benefit. With this benefit, We will pay into your Contract Fund an amount on Your Contract Information page.
The benefit is payable when the Insured Person becomes totally disabled on or after the Insured Person's fifteenth birthday and the disability continues for six months. Disability must start before the Contract Anniversary following the Insured Person's 65th birthday. The benefit will continue until the Insured Person is age 65. If the amount of benefit paid into the Contract Fund exceeds the amount allowed by Federal Guidelines, the monthly benefit will be paid to the Insured Person.
Accidental Death Benefit. We will pay an additional benefit if the Insured Person dies from bodily injury that results from an accident, provided the Insured Person dies before the Contract Anniversary nearest his or her 70th birthday.
Children's Insurance Rider. This benefit provides term life insurance on the lives of the Insured Person's children, including natural children, stepchildren, and legally adopted children, between the ages of 15 days and 21 years. They are covered only until the Insured Person reaches age 65 or the child reaches age 25. Family Insurance Rider. This benefit provides term life insurance on the Insured Person's children as does the Children's Term Insurance. It also provides decreasing term life insurance on the Insured's spouse.
Additional Insured Rider. You may provide term insurance for another person, such as the Insured Person's spouse, under Your contract. A separate charge will be deducted for each additional insured.
Guaranteed Insurability Rider. This benefit provides for the issuance of additional amounts of insurance without further evidence of insurability.
Cost of Living Rider. This benefit provides for limited annual increases in the amount of insurance.
Living Needs Rider. This benefit provides an accelerated death benefit in the event the Insured Person is expected to die within 12 months.
You choose the amount of the Death Benefit to accelerate at the time of the claim. The Maximum Advanced Sum is 50% of the Eligible Death Benefit (which is the death benefit of the contract plus the sum of any additional death benefits on the life of the Insured Person provided by any Eligible Riders) currently subject to a maximum of $250,000 and a minimum of $5,000.
There is no charge for this benefit prior to the time of a payment. The amount of the Advanced Sum paid is reduced by expected future interest and may be reduced by a charge for administrative expenses.
On the day We pay the accelerated benefit, We will reduce the following in proportion to the reduction in the Eligible Death
Benefit:
a. the death benefit of the Contract and of each Eligible Rider
b. the Specified Amount
c. any contract values
d. any outstanding loan
When We reduce the Contract Fund, We will allocate the reduction based on the proportion that Your unloaned amounts in the General Account and Your amounts in the Investment Divisions of Our
Separate Account bear to the total unloaned value of Your Contract
Fund.
The tax treatment of adding or receiving benefits under this rider are not clear. Whether or not You incur a tax liability when benefits are advanced depends on how the IRS interprets applicable portions of the Tax Code. You should consult a competent tax advisor for further information.
SEPARATE ACCOUNT INVESTMENT CHOICES
Our Separate Account And Its Investment Divisions
The Separate Account is Our Separate Account A, established under the Insurance Laws of the State of South Dakota, and is a unit investment trust registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940.
Our Separate Account A meets the definition of a 'separate account' under the Federal securities laws but this registration does not involve any supervision by the SEC of the management or investment contracts of the Separate Account. A unit investment trust is a type of investment company. The Separate Account has a number of investment divisions, each of which invests in shares of a corresponding portfolio of the Variable Insurance Products Fund or the Variable Insurance Products Fund II. You may allocate part or all of Your net premiums to one or more of the ten investment divisions of Our Separate Account. Our Separate Account divisions invest in the Money Market Portfolio, the High Income Portfolio, the Equity-Income Portfolio, the Growth Portfolio, the Asset Manager Portfolio, the Overseas Portfolio, the Investment
Grade Bond Portfolio, the Contrafund Portfolio, the Asset
Manager: Growth Portfolio and the Index 500 Portfolio.
The Funds
The Variable Insurance Products Fund and the Variable Insurance Products Fund II are open-end diversified management investment companies, more commonly called mutual funds. As "series" types of mutual funds, they issue several different "series" of portfolios. The Funds' shares are bought and sold by Our Separate Account at net asset value. More detailed information about the Variable Insurance Products Fund and the Variable Insurance Products Fund
II, their investment objectives, policies, risks, expenses and all other aspects of their operations, appears in their prospectus, which accompanies this prospectus, and in the Funds' Statement of Additional Information.
The Funds sell their shares to separate accounts of various insurance companies to support both variable life insurance contracts and variable annuity contracts. We currently do not foresee any disadvantages to Our owners arising out of this. If We believe that the Funds do not sufficiently respond to protect Our owner's interests, We will see to it that appropriate action is taken to protect Our owners. The Funds will also monitor this possibility. See the section entitled "FMR and Its Affiliates"" in the prospectus for the Variable Insurance Products Fund and the Variable
Insurance Products Fund II. Also, if We ever believe that any of the Funds' portfolios are so large as to materially impair its investment performance of a portfolio or the Fund, We will examine other investment options.
Investment Policies Of The Funds' Portfolios
Each portfolio has a different investment objective which it tries to achieve by following separate investment policies. The objectives and policies of each portfolio will affect its return and its risks. Remember that the investment experience of the investment divisions of Our Separate Account depends on the performance of the corresponding Funds' portfolios. The objectives of the Funds' portfolios are as follows:
Portfolio
Objective

Money Market
Seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity by investing in high quality money market instruments. (An investment in the Money
Market or any other Portfolio is neither insured nor guaranteed by the U.S. Government, and there is no assurance that the Money
Market Portfolio will be able to maintain a constant net asset value.)

High Income
Seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. For a description of the special risks involved in investing in these securities, see the prospectus for the Funds.

Equity-Income
Seeks to obtain reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Manager will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.

Growth
Seeks to achieve capital appreciation, normally through the purchase of common stocks, although the Portfolio's investments are not restricted to any one type of security. Capital appreciation also may be found in other types of securities, including bonds and preferred stocks.

Overseas
Seeks long-term growth of capital, primarily through investments in foreign securities.

Asset Manager
Seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed-income instru-ments.

Investment Grade Bond
Seeks as high a level of current income as is consistent with the preservation of capital by investing in a broad range of investment grade fixed income securities.

Contrafund
Seeks to achieve capital appreciation over the long term by investing in securities of companies that are undervalued or out-of-favor.

Asset Manager:
Growth
Seeks to maximize total return over the long term through investments in stocks, bonds, and short-term instruments. This portfolio has a heavier emphasis on stocks than the Asset Manager
Portfolio.

Index 500
Seeks to provide investment results that correspond to the total return of common stocks publicly traded in the United States by duplicating the composition and total return of the Standard & Poor's Composite Index of 500 Stocks. This is designed as a long-term investment option.

We Own The Assets Of Our Separate Account
Under South Dakota law, We own the assets of Our Separate
Account and use them to support Your contract and other variable life contracts. Under certain unlikely circumstances, one
investment division of the Separate Account may be liable for claims relating to the operations of another division. We may also permit charges owed to Us to stay in the Separate Account. Thus,
We may also participate proportionately in the Separate Account. These accumulated amounts belong to Us and We may transfer them from the Separate Account to Our General Account.
Our Right To Change How We Operate Our Separate Account
In addition to changing or adding investment companies, We have the right to modify how We or Our Separate Account operate. We intend to comply with applicable law in making any changes and, if necessary, We will seek contractowner approval. We have the right to:
add investment divisions to, or remove investment divisions from,
Our Separate Account, combine two or more divisions within Our Separate Account, or withdraw assets relating to Variable
Universal Life 3 from one investment division and put them into another;
eliminate the shares of the portfolio and substitute shares of another portfolio of the Funds or another open-end, registered investment company, if the shares of the portfolio are no longer available for investment or, if in Our judgment, further investment in the portfolio should become inappropriate in view of the purposes of Separate Account A;
register or end the registration of Our Separate Account under the Investment Company Act of 1940;
operate Our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of persons who are "interested persons" of
Midland under the Investment Company Act of 1940);
disregard instructions from contractowners that would otherwise require that a Fund's shares be voted so as to cause a change in the investment objectives of the Portfolio of a Fund or approval or disapproval of an investment advisory policy for the Portfolio of a Fund. We would do so only if required by state insurance regulatory authorities pursuant to insurance law or regulation; or operate Our Separate Account or one or more of the investment divisions in any other form the law allows, including a form that allows Us to make direct investments. We may make any legal investments We wish. In choosing these investments, We will rely on Our own or outside counsel for advice. In addition, We may disapprove any change in investment advisers or in investment contract unless a law or regulation provides differently.
If any changes are made that result in a material change in the underlying investments of any investment division, You will be notified. We may, for example, cause the investment division to invest in a mutual fund other than or in addition to the Variable Insurance Products Fund or the Variable Insurance Products Fund
II.
If You then wish to transfer the amount You have in that
investment division to another division of Our Separate Account, or to Our General Account, You may do so, without charge, by writing to Our Home Office. At the same time, You may also
change how Your net premiums and deductions are allocated.
DEDUCTIONS AND CHARGES
Charges Against The Separate Account
The amount in Your Contract Fund which is allocated to the
investment divisions of Our Separate Account will be reduced by any fees and charges allocated to the investment divisions of Our Separate Account.
Mortality and Expense Risks. We make a charge for assuming
mortality and expense risks. We guarantee that monthly
administrative and insurance deductions from Your Contract Fund will never be greater than the maximum amounts shown in Your contract. The mortality risk We assume is that Insured Persons will live for shorter periods than We estimated. When this happens, We have to pay a greater amount of death benefits than We expected to in relation to the cost of insurance charges We received. The expense risk We assume is that the cost of issuing and
administering contracts will be greater than We expected. We make a charge for mortality and expense risks at an effective annual rate of 0.90% of the value of the assets in the Separate Account attributable to Variable Universal Life 3. Currently We intend to reduce this charge to 0.50% after the tenth Contract Year. This charge is reflected in the Accumulation Unit values for the investment divisions of the Separate Account. See "Your Contract
Fund Value -How We Determine The Accumulation Unit Value"
on page 17. If the money We collect from this charge is not
needed, it will be to Our gain, and We expect a profit from this charge. To the extent sales expenses are not covered by the sales charge and the Deferred Sales Charge, Our General Account funds, which may include amounts derived from this mortality and expense risk charge, will be used to cover sales expenses.
Tax Reserve. We reserve the right to make a charge in the future for taxes or reserves set aside for taxes, which if made will reduce the investment experience of the investment divisions of Our
Separate Account. Currently no such charge is made.
Charges In The Funds
The Funds make a charge for managing investments and providing services. These charges vary by portfolio.
Money Market Portfolio's management fee is calculated as follows:
(a) the sum of a group fee rate and an individual fund fee rate of .03%, and (b) the addition of an income component of 6% of the
Portfolio's gross income in excess of a 5% annual yield. The result is multiplied by the Portfolio's average net assets. The group fee rate cannot rise above .37%, and it drops as total assets under management increase. The income component cannot rise above
 .24%.
The High Income Portfolio and Investment Grade Bond Portfolio's annual fee is the sum of the following two components:
1. A group fee based on the monthly average net assets of all the mutual funds advised by Fidelity Management & Research
Company. On an annual basis this rate cannot rise above .37%, and it drops as total assets in all these funds rise. For example, the effective group fee rate for December, 1995 was .15%.
2. An individual fund fee rate of .45% for the High Income
Portfolio and .30% for the Investment Grade Bond Portfolio.
The Equity-Income, Growth, Overseas, Contrafund, Asset
Manager: Growth and Asset Manager Portfolios' fee is the sum of
two components:
1. A group fee rate based on the monthly average net assets of all the mutual funds advised by the Manager. This rate cannot rise above .52%, and it drops as total assets in all these funds rise. The effective group fee rate for December, 1995 was .31%.
2. An individual Portfolio fee rate of .20% for the Equity-Income Portfolio, .30% for the Growth Portfolio, .45% for the Overseas Portfolio, .30% for the Contrafund Portfolio, .40% for the Asset
Manager: Growth Portfolio and .40% for the Asset Manager
Portfolio.
The Index 500 Portfolio fee is based on the monthly average net assets of the Index 500 Portfolio. On an annual basis this rate will be .28%.
Each portfolio's total operating expenses will include fees for management, shareholder services and other expenses, such as custodial, legal, accounting and other miscellaneous fees.
Deductions From Your Premiums
We deduct a sales charge of 4% from each premium payment. This charge is to partially reimburse Us for the cost incurred in selling and distributing this contract, including commissions, the cost of preparing sales literature and printing of prospectuses. A Deferred Sales Charge will also be incurred if You give up Your contract for its Net Cash Surrender Value or let Your contract lapse. See Surrender Charge on page 15.
A 2.5% charge for premium taxes is also deducted from all of Your premiums and $.46 is deducted from each premium payment if
You have chosen the Civil Service Allotment Mode. The rest of each premium (the net premium) is placed in Your Contract Fund.
The $.46 deducted from each premium payment under the Civil
Service Allotment Mode is intended to cover the extra expenses
We incur in processing bi-weekly premium payments. We do not expect to profit from this charge.
Applicable Taxes. All states and certain jurisdictions (cities, counties, municipalities) tax premium payments and some levy other charges. Currently, as indicated above, We deduct a charge of 2.5% of each premium for these. These tax rates currently range from 0.75% to 4%. Because of certain retaliatory provisions in the premium tax regulations, We expect to pay at least 2.5% of each premium in premium tax.
This is a tax to Midland so You cannot deduct it on Your income tax return. Since the charge is a percentage of Your premium, the amount of the charge will also vary with the amount of the premium.
We may increase this charge at any time if Our premium tax
expenses increase and We reserve the right to vary this charge by state. If We make such a change, We will notify You.
Deductions From Your Contract Fund
At the beginning of each Contract Month (including the Contract
Date), the following three Contract Fund charges are deducted from Your Contract Fund.
1. Expense Charge. This charge is     $7.00      per month (currently
We plan to make this deduction for the first 15 years only, but we reserve the right to deduct it throughout the life of the contract). This charge is designed to cover the continuing costs of maintaining Your contract, such as premium billing and collections, claim processing, contract transactions, recordkeeping, communications with owners and other expense and overhead items. This charge is designed to reimburse Us for expenses and We do not expect to gain from it.
2. Charges for Additional Benefits. The cost for any additional benefits You choose will be deducted monthly. We may change these charges, but Your contract contains tables showing the guaranteed maximum rates for all of these insurance costs.
3. Cost of Insurance Charge. The cost of insurance is Our current monthly cost of insurance rate times the amount at risk at the beginning of the Contract Month. Amount at risk is the difference between the current death benefit and the amount in Your Contract Fund. If the current death benefit for the month is increased due to the requirements of federal tax law, Your amount at risk for the month will also increase. For this purpose the amount in Your Contract Fund is determined before deduction of the cost of insurance charge but after all of the other deductions due on that date. The amount of the cost of insurance charge will vary from month to month with changes in the amount at risk and with increasing attained age of the Insured Person.
The cost of insurance rate is based on the sex, attained age, and rating class of the Insured Person at the time of the charge. We currently place the Insured Person that is a standard risk in the following rate classes: preferred non-smoker, non-smoker, and smoker. The Insured Person may also be placed in a rate class involving a higher mortality risk, known as a substandard class.
We may change the cost of insurance rates from time to time, but they will never be more than the guaranteed maximum rates set forth in Your contract. The maximum charges are equal to the charges specified in the Commissioner's 1980 Standard Ordinary Mortality Table. The table below shows the current and guaranteed maximum monthly cost of insurance rates per $1,000 of amount at risk for a male preferred nonsmoker standard risk at various ages.
In Montana, there will be no distinctions based on sex. Employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of Variable Universal Life 3 in connection with an employment-related insurance or benefit plan. The United States Supreme Court held, in a 1983 decision, that under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

Illustrative Table of Monthly Cost of Insurance Rates (Rounded)
               per $1,000 of Amount at Risk

 Male         Guaranteed     Current
 Attained     Maximum        (Preferred Non-Smoker)
 Age          Rate           Rate
 5            $.07            $.05
 15            .11             .11
 25            .13             .09
 35            .14             .10
 45            .29             .23
 55            .69             .39
 65           1.87            1.01

For a male preferred non-smoker, age 35, with a $100,000
Specified Amount Option 1 contract and an initial premium of
$1,000, the cost of insurance for the first month will be $9.9   1     .
This example assumes the expense charge (   $7.00      per month)
and current cost of insurance rate ($.10 per $1,000).
We offer lower current cost of insurance rates at most ages for insured people who qualify as non-smokers. To qualify, an insured must be a standard risk and must meet additional requirements that relate to smoking habitsThe reduced cost of insurance rates depend on such variables as the attained age and sex of the insured.
The preferred non-smoker cost of insurance rates are lower than the non-smoker cost of insurance rates. To qualify for the preferred non-smoker class, the Insured Person must be age 20 or over and meet certain underwriting requirements.
Changes in Monthly Charges. Any changes in the cost of insurance, charges for additional benefits or expense charges will be by class of insured and will be based on changes in future expectations about such things as investment earnings, mortality, the length of time contracts will remain in effect, expenses and taxes.
Other Transaction Charges
In addition to the deductions described above, We charge fees for certain contract transactions:
Partial Withdrawal of Net Cash Surrender Value. You may make one partial withdrawal during each Contract Year without a charge.
There is an administrative charge of $25 or 2 percent of the amount withdrawn, whichever is less, each time You make a partial withdrawal if more than one withdrawal is made during a year.
Transfers. Currently, We do not charge when You make transfers of Contract Fund value among investment divisions. We reserve the right to assess a $25 charge after the twelfth transfer in a Contract Year.
How Contract Fund Charges Are Allocated
Generally, deductions from Your Contract Fund for monthly charges or partial withdrawal charges are made from the investment divisions of Our Separate Account and the unloaned portion of the General Account in accordance with the deduction allocation percentages specified by You in Your application unless
You instruct Us to do otherwise. Your allocation percentages for deductions may be any whole numbers (from 10 to 100) which add up to one hundred. You may change Your deduction allocation percentages by writing to Our Home Office. Changes will be effective as of the date We receive them.
If We cannot make a deduction in accordance with these percentages, We will make it based on the proportion that Your unloaned amounts in the General Account and Your amounts in the investment divisions of Our Separate Account bear to the total unloaned value of Your Contract Fund.
Deductions for transfer charges are allocated to the investment divisions from which the transfer is being made in equal proportion to such investment divisions. For example, if the transfer is made from two investment divisions, the transfer charge allocated to each of the investment divisions will be $12.50.
Surrender Charge
We incur various sales and promotional expenses in connection with selling Variable Universal Life 3, such as commissions, the cost of preparing sales literature, other promotional activities and other direct and indirect distribution expenses. We also incur expenses for underwriting, printing of contract forms and prospectuses, and putting information in Our records.
There is a difference between the amount in Your Contract Fund and the Cash Surrender Value of Your contract for the first 15
Contract Years. This difference is the Surrender Charge, which is a contingent deferred issue charge and sales load designed to partially recover Our expenses in distributing and issuing contracts which are terminated by surrender in their early years (the sales charge is also designed to partially reimburse Us for these expenses). It is a contingent load because You pay it only if You surrender Your contract (or let it lapse) during the first 15 Contract Years. It is a deferred load because We do not deduct it from Your premiums. The amount of the load in a Contract Year is not necessarily related to Our actual sales expense in that year. We anticipate that the sales charge and Surrender Charge will not fully cover Our sales expenses. To the extent sales expenses are not covered by the sales charge and Surrender Charge, We will cover them from other funds including any funds in Our General
Account, which may include amounts derived from the mortality and expense risk charge.
The Net Cash Surrender Value, which is the amount We pay You if You surrender Your contract for cash, equals the Cash Surrender
Value minus any outstanding loan and loan interest.
In the first 15 Contract Years, You will incur a Surrender Charge if
You give up Your contract for its Net Cash Surrender Value, or let
Your contract lapse.
The Surrender Charge You pay includes Deferred Sales Charges and Deferred Issue Charges. The Deferred Sales Charge is based on the sum of two pieces.
The Deferred Sales Charge is:
26% of any premium payment in the first two Contract Years up to one guideline annual premium.
5% of all other premium payments.
The sum of the above pieces is also limited by the Guideline
Annual Premium, times 5%, times the expected future lifetime at issue as determined by the 1980 CSO Mortality Table or 20 years, whichever is less.
The guideline annual premium varies for each contract. It is specified on the contract information page of Your contract.
During the first ten contract years, the Deferred Sales Charge will be 100% of the sum of these two pieces or the maximum charge described in the second preceding paragraph, whichever is less. Beginning in the eleventh year, the sum or maximum will be multiplied by a percentage. The percentage is 83.33% for year eleven, 66.67% for year twelve, 50% for year thirteen, 33.33% for year fourteen, and 16.67% for year fifteen. After the 15th Contract Year, there is no Surrender Charge.
If there is an increase in Specified Amount (at any time), there will also be an increase in the Guideline Annual Premium. All additions to the Deferred Sales Charge due to this increase will be 5% of premiums. The maximum limit will also increase by the additional Guideline Annual Premium, times 5%, times the expected future lifetime at the time of the increase as determined by the 1980 CSO Mortality Table or 20 years, whichever is less. The total in the Deferred Sales Charge prior to the increase in Specified Amount will not be affected.
If there is a decrease in Specified Amount, there will also be a decrease in Guideline Annual Premium. Future additions to the Deferred Sales Charge will follow the same rules as at issue with the new Guideline Annual Premium. Prior totals in the Deferred
Sales Charge will not be affected.
You will not incur any Deferred Sales Charge, regardless of the amount and timing of premiums, if You keep this contract in force for fifteen years.
The following table shows the Deferred Issue Charge which is a dollar amount for each thousand dollars of the Specified Amount.
After the 15th Contract Year, there is no Deferred Issue Charge.

               Table of Deferred Issue Charges
               Per Thousand of Specified Amount
               Contract           Contract       Contract
                Year    Charge    Year Charge    Year Charge
                 1      $3.00     6    $3.00     11   $2.50
                 2       3.00     7     3.00     12    2.00
                 3       3.00     8     3.00     13    1.50
                 4       3.00     9     3.00     14    1.00
                 5       3.00    10     3.00     15     .50

If there has been a change in Specified Amount during the life of the contract, the Deferred Issue Charge is applied against the highest Specified Amount in force during the life of the contract.
YOUR CONTRACT FUND VALUE
The amount in Your Contract Fund is the sum of the amounts You have in the General Account and in the various investment
divisions of Our Separate Account (plus the amount in Our
General Account securing any contract loan). Your Contract Fund also reflects the various charges described above. Monthly
deductions are made as of the first day of each Contract Month. Transaction charges or Surrender Charges are made as of the effective date of the transaction. Charges against Our Separate
Account are reflected daily. Any amount allocated to an investment division of Our Separate Account will go up or down depending on the investment experience of that division. You bear this
investment risk. For amounts allocated to the investment divisions of Our Separate Account, there is no guaranteed minimum cash value. Any amount allocated to the General Account is guaranteed. Amounts In Our Separate Account
Amounts allocated, transferred or added to the investment
divisions of Our Separate Account are used to purchase
Accumulation Units. The amount You have in each division is
represented by the value of the Accumulation Units credited to
Your Contract Fund for that division. The number of
Accumulation Units purchased or redeemed in an investment
division of Our Separate Account is calculated by dividing the dollar amount of the transaction by the division's Accumulation
Unit Value calculated at the end of that day. The number of Accumulation Units for an investment division at any time is the number of Accumulation Units purchased less the number of
Accumulation Units redeemed. The value of Accumulation Units fluctuates with the investment performance of the corresponding portfolios of the Variable Insurance Products Fund and the
Variable Insurance Products Fund II, which reflects the investment income and realized and unrealized capital gains and losses of the portfolio and Funds' expenses. The Accumulation Unit Values also reflect deductions and charges We make to Our Separate Account.
The number of Accumulation Units credited to You, however, will not vary because of changes in Accumulation Unit Values. On any given day, the value You have in an investment division of Our
Separate Account is the Accumulation Unit Value times the
number of Accumulation Units credited to You in that division.
The Accumulation Units of each investment division of Our
Separate Account have different Accumulation Unit Values.
Accumulation Units of an investment division are purchased when
You allocate premiums, repay loans or transfer amounts to that division. Accumulation Units are redeemed or sold when you make withdrawals or transfer amounts from an investment division of the Separate Account (including transfers for loans) and to pay the death benefit when the Insured Person dies. We also redeem
Accumulation Units for monthly deductions or other charges.
How We Determine The Accumulation Unit Value
We determine Accumulation Unit Values for the investment
divisions of our Separate Account at the end of each business day.
The Accumulation Unit Value for each investment division will be set at $10.00 on the first day there are contract transactions in Our Separate Account associated with these contracts. After that, the Accumulation Unit Value for any business day is equal to the Accumulation Unit Value for the preceding business day multiplied by the net investment factor for that division on that business day.
We determine the net investment factor for each investment
division every business day as follows:
First, We take the value of the shares belonging to the division in the corresponding Fund portfolio at the close of business that day (before giving effect to any contract transaction for that day, such as premium payments or surrenders). For this purpose, We use the share value reported to Us by the Fund.
Next, We add any dividends or capital gains distributions paid by the Fund on that day.
Then, We divide this amount by the value of the amounts in the investment division at the close of business on the preceding business day (after giving effect to any contract transactions on that day).
Then, We subtract a daily asset charge for each calendar day between business days (for example, a Monday calculation may include charges for Saturday and Sunday). The daily charge is
 .0024547%, which is an effective annual rate of 0.90%. On a current basis We intend to reduce this charge to 0.50% annually (.0013664% daily) after the tenth Contract Year. This charge is for mortality and expense risks assumed by Us under the contract and to cover administrative costs We incur for transactions related to the Separate Account.
Finally, We subtract any daily charge for taxes or amounts set aside as a reserve for taxes.
Generally, this means that We adjust Accumulation Unit Values to reflect what happens to the Fund, and also for the mortality and expense risk charge and any other charges.
CONTRACT FUND TRANSACTIONS
The transactions described below may have different effects on
Your Contract Fund, death benefit, Specified Amount or cost of insurance. You should consider the net effects before combining Contract Fund transactions. Certain transactions also have fees. Changing Your Premium And Deduction Allocation Percentages
You may change the allocation percentages of Your net premiums or of Your monthly deductions by writing to Our Home Office and telling Us what changes You wish to make. These changes will go into effect as of the date We receive Your request at Our Home
Office and will affect transactions on and after that date.
Transfers Of Contract Fund Value
Currently, You may make an unlimited number of transfers of
Contract Fund value in each Contract Year without charge. We reserve the right to assess a $25 charge after the twelfth transfer in a Contract Year. During the first two Contract Years, if a transfer is all of Your value in Our Separate Account to the General Account,
We will not make a charge for that transfer. To make a transfer, write to Our Home Office.
If We charge You for making a transfer, We will allocate the charge as described under "Deductions and Charges - How
Contract Fund Charges Are Allocated" on page 15. All transfers included in one transfer request count as one transfer for purposes of any fee.
You may ask Us to transfer amounts between the General Account and any investment divisions of Our Separate Account, and among investment divisions of Our Separate Account. The transfer will take effect as of the date We receive Your request. The minimum amount We will transfer on any date is $200. A smaller transfer may be made under special circumstances mentioned in "Our Right to Change How We Operate Our Separate Account". This
minimum need not come from any one investment division or be transferred to any one investment division as long as the total amount transferred that day equals the minimum.
The amount that can be transferred from the General Account to the Separate Account in any Contract Year cannot exceed the
larger of:
1. 25% of the unloaned amount in the General Account at the
beginning of the Contract Year, or
2. $1,000.
Dollar Cost Averaging.
The Dollar Cost Averaging (DCA) program enables You to make
monthly transfers of a predetermined dollar amount from the
Money Market investment division into one or more of the other investment divisions (not the General Account). By allocating monthly, as opposed to allocating the total amount at one time,
You may reduce the impact of market fluctuations.
DCA can be elected at any time by completion of the DCA
Request Form (form number 5856) and by insuring that a sufficient amount is in the Money Market investment division, either through payment of a premium with the DCA request form, allocation of premiums, or transfer of amounts to the Money Market investment division. Copies of form 5856 can be obtained by contacting Us at
Our Home Office. The election will specify:
a. that any money received with the form is to be placed into the
Money Market investment division
b. the monthly amount to be transferred to the other investment divisions, and
c. how that monthly amount is to be allocated among the
investment divisions
Since the DCA program is only suitable for substantial, infrequent premium payments, DCA is only available when the premium payment mode is annual or if the amount in the Money Market
investment division is at least equal to the sum of $2,400 and the minimum premium. The DCA Request Form must be received with any premium payment You intend to apply to DCA.
The minimum monthly amount to be transferred using DCA is
$200. In order to begin the DCA program, the value in the Money
Market investment division must be at least equal to the sum of 12 monthly transfers plus the minimum premium. When DCA is elected, all amounts in the Money Market investment division will be available for transfer under the DCA program. Once DCA is elected, additional premiums can be deposited into the Money
Market investment division for DCA by sending them in with a
DCA request form.
You may change the DCA allocation percentages or DCA transfer amounts twice each Contract Year. Any premium payments
received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form,
unless You specify otherwise.
If requested at issue, DCA will start at the beginning of the second Contract Month. If requested after issue, DCA will start at the beginning of the first Contract Month which occurs at least 30 days from the day the request is received.
DCA will last until the value in the Money Market investment division is exhausted or until a request for termination is received in writing from You. DCA will automatically be terminated on the
Maturity Date.
We reserve the right to end the DCA program at any time by
sending You a notice one month in advance.
Borrowing From Your Contract Fund
At any time Your contract has a Net Cash Surrender Value, You may borrow up to 92% of the Cash Surrender Value using only
Your contract as security for the loan. If You request an additional loan, the amounts of any outstanding loan and loan interest will be added to the additional amount You have requested and the original loan will be canceled. Thus, You will have only one loan outstanding at any time. Any amount that secures a loan remains part of Your Contract Fund, but is automatically transferred out of
Our Separate Account and put in Our General Account as
collateral. We pay You interest on this loaned amount, currently at an annual rate of 6%. However, after the tenth Contract Year, the annual rate of interest paid on the loaned portion of the Contract
Fund will equal 8% for the portion of any loan that does not exceed the Contract Fund minus the total premiums paid.
A loan taken from, or secured by, a contract may have Federal
Income Tax consequences. See "TAX EFFECTS" on page 21.
How To Request A Loan
You may request a loan by contacting Our Home Office. You may tell Us how much of the loan You want taken from Your unloaned amount in the General Account or from Your amounts in the
investment divisions of Our Separate Account. We will redeem units from an investment division of Our Separate Account
sufficient to cover that part of the loan. The amounts You have in each division will be determined as of the day We receive Your request for a loan at Our Home Office.
If You do not tell Us how to allocate Your loan, the loan will be allocated according to Your deduction allocation percentages. If the loan cannot be allocated based on these percentages, We will allocate it based on the proportions of Your unloaned amounts in the General Account and Your value in each investment division of
Our Separate Account to the unloaned value of Your Contract
Fund.
Contract Loan Interest
Interest on a contract loan accrues daily at an annual interest rate of
8%.
When Interest Is Due
Interest is due on each Contract Anniversary. If You do not pay the interest when it is due, it will be added to Your outstanding loan and allocated based on the deduction allocation percentages for
Your Contract Fund then in effect. This means We make an
additional loan to pay the interest and We transfer amounts from the General Account or the investment divisions to make the loan.
If we cannot allocate the interest based on these percentages, We will allocate it as described above for allocating Your loan.
Repaying The Loan
You may repay all or part of a contract loan at any time while Your contract is In Force. While You have a contract loan, We assume that any money You send Us is meant to repay the loan. If You wish to have any of these payments be premium payments, You
must tell Us in writing.
You may choose how You want Us to allocate Your repayments. If
You do not give us instructions, We will allocate Your repayments based on Your premium allocation percentages.
The Effects Of A Contract Loan On Your Contract Fund
A loan against Your contract will have a permanent effect on the value of Your Contract Fund and, therefore, on Your benefits under this contract, even if the loan is repaid. When You borrow on Your contract, the amount of Your loan is set aside where it earns a declared rate for loaned amounts. The loan amount will not be available for You to invest in the divisions of Our Separate
Account or the unloaned portion of the General Account. Whether
You earn more or less with the loan amount set aside depends on the investment experience of the investment divisions of Our
Separate Account and the rates declared for the unloaned portion of the General Account.
Your Contract May Lapse
Your loan may also affect the amount of time that Your insurance remains in force. For example, Your contract may lapse more quickly when You have a loan because the loaned amount cannot be used to cover the monthly deductions that are taken from Your Contract Fund. If these deductions exceed the Net Cash Surrender
Value of Your contract, then the lapse provisions of the contract may apply. Since the contract permits loans up to 92% of the Cash Surrender Value , loan repayments or additional premium payments may be required to keep the contract in force if You borrow the maximum.
Withdrawing Money From Your Contract Fund
You may request a partial withdrawal of Your Net Cash Surrender
Value by writing to Our Home Office. You will not incur either the Deferred Sales Charge or Deferred Issue Charge upon a partial withdrawal. Partial withdrawals are subject to certain conditions.
They must:
be at least $200
total no more than 50% of the Net Cash Surrender Value in any
Contract Year
not cause the death benefit to fall below the minimum for which we would issue the contract at the time
not cause the contract to fail to qualify as life insurance under applicable tax law.
You may specify how much of the withdrawal You want taken
from each investment division. If You do not tell Us, We will make the withdrawal on the basis of Your deduction allocation percentages. If We cannot withdraw the amount based on Your directions or on Your deduction allocation percentages, We will withdraw the amount based on the proportions of Your unloaned amounts in the General Account and the investment divisions of
Our Separate Account to the total unloaned value of Your Contract
Fund.
Withdrawal Charges
When You make a partial withdrawal more than once in a Contract
Year, a charge of $25 or 2 percent of the amount withdrawn,
whichever is less, will be deducted from Your Contract Fund. If
You do not give Us instructions for deducting the charge, it will be deducted as described under "Deductions and Charges -How
Contract Fund Charges Are Allocated" on page 15.
In general, We do not permit You to make a withdrawal on monies for which Your premium check has not cleared your bank.
The Effects Of A Partial Withdrawal
A partial withdrawal reduces the amount You have in Your
Contract Fund. It also reduces the Cash Surrender Value and the death benefit on a dollar-for-dollar basis. If the death benefit is based on a percentage multiple, the reduction in death benefit could be greater. If you selected death benefit Option 1, We will also reduce the Specified Amount of Your contract so there will be no change in the net amount at risk. We will send You a new
contract information page to Your contract to reflect this change.
We may ask You to return Your contract to Our Home Office to make a change. The withdrawal and these reductions will be
effective as of the date We receive Your request at Our Home
Office.
A contract loan might be better if Your need for cash is temporary. Surrendering Your Contract For Its Net Cash Surrender Value
You may surrender Your contract for its Net Cash Surrender Value at any time while the Insured Person is living. You may do this by sending a written request and the contract to Our Home Office. The
Net Cash Surrender Value of Your contract equals the Cash
Surrender Value minus any outstanding loan and loan interest.
During the first 15 Contract Years, the Cash Surrender Value is the amount in Your Contract Fund minus the Surrender Charge. After
15 years, the Cash Surrender Value and Contract Fund are equal.
We will compute the Net Cash Surrender Value as of the date We receive Your request and the contract at Our Home Office, and all insurance coverage under Your contract will end on that date.
THE GENERAL ACCOUNT
You may allocate some or all of Your Contract Fund to the General Account, which pays interest at a declared rate. The principal, after deductions, is guaranteed. The General Account supports Our insurance and annuity obligations. Because of applicable
exemptive and exclusionary provisions, interests in the General
Account have not been registered under the Securities Act of 1933, and the General Account has not been registered as an investment company under the Investment Company Act of 1940.
Accordingly, neither the General Account nor any interests therein are generally subject to regulation under the 1933 Act or the 1940
Act. We have been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus for Your information and which relate to the General Account.
Amounts In The General Account
You may accumulate amounts in the General Account by:
allocating net premium and loan repayments,
transferring amounts from the investment divisions of Our
Separate Account, or
earning interest on amounts You already have in the General
Account.
The amount You have in the General Account at any time is the sum of all net premiums and loan repayments allocated to that
Account, all transfers and earned interest, and includes amounts securing any contract loan You have. This amount is reduced by amounts transferred out or withdrawn and deductions allocated to this Account.
Adding Interest To Your Amounts In The General Account
We pay interest on all amounts that You have in the General
Account. The annual interest rates will never be less than the
minimum guaranteed interest rate of     3.5%       We may, at the sole
discretion of Our Board of Directors, credit interest in excess of
    3.5%     . You assume the risk that interest credited may not
exceed     3.5%     . We pay different rates on unloaned and loaned
amounts in the General Account. Interest is compounded daily at an effective annual rate that equals the annual rate declared by Our Board of Directors.
Transfers
You may request a transfer between the General Account and one or more of the investment divisions of Our Separate Account. See "Transfers Of Contract Fund Value" on Page 17.
ADDITIONAL INFORMATION ABOUT VARIABLE
UNIVERSAL LIFE 3
Your Right To Examine The Contract
You have a right to examine the contract. If for any reason You are not satisfied with it, You may cancel the contract within the time limits described below. You may cancel the contract by sending it to Our Home Office with a written request to cancel.
Your request to cancel this contract must be postmarked no later than the latest of the following three dates:
10 days after You receive Your contract,
10 days after We mail You a written notice telling You about Your rights to cancel (Notice of Withdrawal Right), or
45 days after You sign Part 1 of the contract application.
If You cancel Your contract, We will return the sum of all charges deducted from premiums paid and Your Contract Fund, plus the
Contract Fund.
Insurance coverage ends when You send Your request.
Your Contract Can Lapse
Your insurance coverage under Variable Universal Life 3 continues as long as the Net Cash Surrender Value of your contract is enough to pay the deductions that are taken out of your Contract Fund each
month or, during the     Minimum Premium
Period, as long as your premiums paid exceed the schedule of required minimum premiums. If neither of these conditions are true at the beginning of any Contract Month, a 61-day grace period will start, beginning on the day We send You notice that the grace period is starting. We will notify You and any assignees on Our records in writing that the grace period has begun and tell You the amount of premium payment that will be sufficient to satisfy the minimum requirement for two months.
If We receive payment of this amount before the end of the grace period, We will use the amount You send Us to make the overdue deductions. We will put any balance left in Your Contract Fund and allocate it in the same manner as Your previous premium
payments.
If We do not receive payment within the 61 days, Your contract will lapse without value. We will withdraw any amount left in
Your Contract Fund. We will apply this amount to the deductions owed to Us, including any applicable Surrender Charge. We will inform You and any assignee at last known address that Your
contract has ended without value.
If the Insured Person dies during the grace period, We will pay the insurance benefits to the beneficiary, minus any loan, loan interest and overdue deductions.
You May Reinstate Your Contract
You may reinstate the contract within five years after it lapses if:
You provide evidence that the Insured Person is still insurable,
You complete an application for reinstatement, You pay premium enough to pay all overdue monthly deductions including the
premium tax on those deductions, plus increase the Contract Fund to a level where the Contract Fund less any contract debt equals the surrender charges, plus cover the next two months' deductions,
You pay or restore any contract debt,
You did not end the contract by payment of the Net Cash Surrender
Value.
The Contract Date of the reinstated contract will be the beginning of the Contract Month which coincides with or follows the date We approve Your reinstatement application. Upon reinstatement, there will be no further Surrender Charges applied against the contract. Previous loans will not be reinstated.
Contract Periods, Anniversaries
We measure Contract Years, Contract Months and Contract
Anniversaries (annual and monthly) from the Contract Date shown on the contract information page of Your contract. Each Contract
Month begins on the same day in each calendar month as the day of the month in the Contract Date. The calendar days of 29, 30, and
31 are not used. Our right to challenge a contract is measured from the Contract Date, as is the suicide exclusion. These provisions are mentioned in "LIMITS ON OUR RIGHT TO CHALLENGE THE
CONTRACT" on page 24.
Application for Insurance
When an application for one of Our contracts is completed, it is submitted to Us. We make the decision to issue a contract based on the information in the application and Our standards for issuing insurance and classifying risks. If We decide not to issue a contract, We will return the sum of all charges deducted from premiums paid, plus the net premiums, plus interest credited to the net premiums.
Maturity Date
The Maturity Date is the Contract Anniversary after the Insured Person's 100th birthday. The contract ends on that date if the
Insured Person is still alive and the maturity benefit is paid.
If the Insured Person survives to the Maturity Date, and You would like to continue the contract, We will extend the Maturity Date if in doing so this contract still qualifies as life insurance according to the Internal Revenue Service and your state. By extending the
Maturity Date, the contract may not qualify as life insurance and may be subject to tax consequences. A tax advisor should be
consulted prior to electing to extend the Maturity Date. In order to continue the contract beyond the original Maturity Date, We will require that the death benefit not exceed the Contract Fund on the original Maturity Date.
Generally, when We refer to the age of the insured person, We mean his or her age on the birthday prior to that particular date.
TAX EFFECTS
Contract Proceeds
The Internal Revenue Code of 1986 (Code) (in Section 7702)
defines life insurance for tax purposes. Amendments to the Code made in 1988 place limits on certain contract charges used in determining the maximum amount of premiums that may be paid under section 7702 for Contracts described in this prospectus. The Secretary of the Treasury ("Treasury") has issued proposed regulations that would specify what will be considered reasonable mortality charges for these limits. Guidance as to how section 7702 is to be applied is, however, limited.
With respect to a contract that is issued on the basis of a standard rate class, while there is some uncertainty due to the lack of guidance under section 7702, Midland believes that such a contract should meet the section 7702 definition of a life insurance contract. With respect to a contract that is issued on a substandard basis (i.e., a rate class involving higher than standard mortality risk), there is even less guidance, in particular as to how the new charge requirements are to be applied in determining whether such a contract meets the section 7702 definition of a life insurance contract. Thus, it is not clear whether or not such a contract would satisfy section 7702, particularly if the contract owner pays the full amount of premiums permitted under the contract.
If it is subsequently determined that only a lower amount of premiums may be paid for a contract to satisfy section 7702,
Midland may take whatever steps are appropriate and reasonable to attempt to cause the contract to comply with section 7702, including possibly refunding any premiums paid which exceed that lower amount (together with interest or such other earnings on any such premiums as is required by law).
If the Specified Amount of a contract is increased or decreased, the applicable premium limitation may change. During the first fifteen years of the contract, there are certain events that may create taxable ordinary income to You if at the time of the event there has been a gain in the contract. These events include:
A decrease in the Specified Amount;
A partial withdrawal;
A change from Option 2 to Option 1; or,
Any change that otherwise reduces benefits under the contract and that results in a cash distribution in order for the contract to continue to comply with Section 7702 relating to premium and cash value limitations.
Such income inclusion will also result, in certain circumstances, with respect to cash distributions made in anticipation of
reductions in benefits under the contract.
Code Section 7702A affects the taxation of distributions (other than proceeds paid at the death of the insured) from certain variable life insurance contracts:
1. If premiums are paid more rapidly than the rate defined by a "7-
Pay Test," the contract will be treated as a "modified endowment contract."
2. Any contract received in exchange for a contract classified as a modified endowment contract will be treated as a modified endowment contract regardless of whether the contract received in the exchange meets the 7-Pay Test.
3. Loans, including unpaid loan interest, (as well as surrenders and withdrawals) from a modified endowment contract will be considered distributions.
4. Distributions (including loans) from a modified endowment contract will be taxed first as distribution of gain from the contract (to the extent that gain exists), and then as non-taxable recovery of basis.
5. An extra tax of 10% of any distribution includable in income will be imposed, unless such distributions are made (1) after You attain age 59 1/2, (2) on account of You becoming disabled, or (3)
as substantially equal annuity payments over Your life or life expectancy.
For contracts not classified as modified endowment contacts, distributions will be taxed in accordance with the rules in effect prior to the enactment of Section 7702A.
A contract that is not a modified endowment contract may be
classified as a modified endowment contract if it is "materially changed" and the materially changed contract fails to meet the 7-
Pay Test and any distributions from such a contract will be taxed as explained above.
Material changes include a requested increase in death benefit or a change from Option 1 to Option 2. Before making any change to a contract, a competent tax advisor should be consulted.
Additionally, any life insurance contracts which are treated as modified endowment contracts and which are issued by Midland
National Life or any of its affiliates:
with the same person designated as the owner;
on or after June 21, 1988; and
within any single calendar year
will be aggregated and treated as one contract for purposes of determining any tax on distributions.
Even if a contract is not a modified endowment contract, loans at very low or no net cost may be treated as distributions for federal income tax purposes.
The Code (Section 817(h)) also authorizes the Secretary of the
Treasury to set standards by regulation or otherwise for the investments of Separate Account A to be "adequately diversified"
in order for Variable Universal Life 3 to be treated as a life insurance contract for federal tax purposes. Separate Account A, through the Funds, intends to comply with the diversification requirements established by the Secretary although We do not control the Funds. We believe Separate Account A will be
adequately diversified to be treated as a life insurance contract for federal tax purposes.
In certain circumstances, owners of variable life insurance
contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor
(i.e., the Policyowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.
The ownership rights under Variable Universal Life 3 are similar to, but different in certain respects from, those described by the
IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner has additional flexibility in allocating premium payments and contract values. These differences could result in an owner being treated as the owner of a pro rata portion of the assets of Separate Account A. In addition, Midland does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue.
Midland therefore reserves the right to modify the contract as necessary to attempt to prevent an owner from being considered the owner of a pro rata share of the assets of Separate Account A or to otherwise qualify Variable Universal Life 3 for favorable tax treatment.
Assuming a contract is a life insurance contract for federal income tax purposes, the contract should receive the same federal income tax treatment as fixed benefit life insurance. As a result, the life insurance proceeds payable under either benefit option should be excludable from the gross income of the beneficiary under Section
101 of the Code, and You should not be deemed to be in
constructive receipt of the cash values under a contract until actual distribution.
A change of owners as well as a surrender or withdrawal, an
assignment of the contract, a change from one death benefit option to another, and other changes reducing future death benefits may have tax consequences depending on the circumstances of such surrender or change. Upon complete surrender or when maturity benefits are paid, if the amount received plus the contract debt exceeds the total premiums paid that are not treated as previously withdrawn by You, the excess generally will be treated as ordinary income.
Federal estate and state or local estate, inheritance and other tax consequences of ownership or receipt of contract proceeds depend on the circumstances of each contract owner or beneficiary.
A contract may be used in various arrangements, including
nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if You are contemplating the use of a contract in any arrangement the value of which depends in part on its tax consequences, You should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement.
Possible Charge for Midland's Taxes
At the present time, Midland makes no charge to the Separate
Account for any Federal, state or local taxes (other than premium taxes) that it incurs which may be attributable to such Account or to the contracts. Midland, however, reserves the right in the future to make a charge for any such tax or other economic burden
resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the contracts. If such a charge is made, it would be set aside as a provision for taxes which We would keep in the affected division rather than in
Our General Account. We anticipate that Our flexible premium variable life contractowners would benefit from any investment earnings that are not needed to maintain this provision.
Other Tax Considerations
The foregoing discussion is general and is not intended as tax advice. If You are concerned about these tax implications, You should consult a competent tax adviser. This discussion is based on
Our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations, and We do not make any guarantee as to the tax status of the contract. It should be further understood that the foregoing discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.
PART 3: ADDITIONAL INFORMATION
YOUR VOTING RIGHTS AS AN OWNER
Fund Voting Rights
We invest the assets in the divisions of Our Separate Account in shares of the corresponding portfolios of the Funds. Midland is the legal owner of the shares and, as such, has the right to vote on certain matters. Among other things, We may vote to:
elect the Funds' Board of Directors,
ratify the selection of independent auditors for the Funds, and vote on any other matters described in the Funds' current
prospectuses or requiring a vote by shareholders under the
Investment Company Act of 1940.
Even though We own the shares, We give You the opportunity to tell Us how to vote the number of shares that are allocated to Your contract. We will vote those shares at meetings of Fund shareholders according to Your instructions.
The Funds will determine how often shareholder meetings are held.
As We receive notice of these meetings, We will solicit Your voting instructions. The Funds are not required to hold a meeting in any given year.
If We do not receive instructions in time from all contractowners,
We will vote shares for which no instructions have been received in a portfolio in the same proportion as We vote shares for which
We have received instructions in that portfolio. We will also vote any Fund shares that We are entitled to vote directly due to amounts We have accumulated in Our Separate Account in the
same proportions that contractowners vote. If the federal securities laws or regulations or interpretations of them change so that We are permitted to vote shares of the Fund in Our own right or to restrict contractowner voting, We may do so.
How We Determine Your Voting Shares
You may participate in voting only on matters concerning the Fund portfolios in which Your assets have been invested. We determine the number of Fund shares in each division that are attributable to Your contract by dividing the amount in Your Contract Fund allocated to that division by the net asset value of one share of the corresponding Fund portfolio as of the record date set by the Fund's Board for the Fund's shareholders meeting. The record date for this purpose must be at least 10 and no more than 90 days before the meeting of the Fund. We count fractional shares.
If You have a voting interest, We will send You proxy material and a form for giving Us voting instructions. In certain cases, We may disregard instructions relating to changes in the Fund's adviser or the investment policies of its portfolios. We will advise You if We do and give Our reasons in the next semiannual report to You.
Voting Privileges Of Participants In Other Companies
Currently, shares in the Variable Insurance Products Fund and the Variable Insurance Products Fund II are owned by other insurance companies to support their variable insurance products as well as
Our Separate Account. Those shares generally will be voted
according to the instructions of the owners of insurance contracts and contracts issued by those other insurance companies. In certain cases, an insurance company or some other owner of Fund shares may vote as they choose. This will dilute the effect of the voting instructions of the owners of Variable Universal Life 3. We do not foresee any disadvantage to this. Nevertheless, the Fund's Board of Directors will monitor events to identify conflicts that may arise and determine appropriate action. If We think any Fund action is insufficient, We will see that appropriate action is taken to protect Our contractowners.
OUR REPORTS TO CONTRACTOWNERS
Shortly after the end of the third, sixth, ninth, and twelfth Contract Month, We will send you a report that shows the current Death
Benefit for Your contract, the value of Your Contract Fund,
information about investment divisions, the Cash Surrender Value of Your contract, the amount of any outstanding contract loans that
You may have, the amount of any interest that You owe on the loan and information about the current loan interest rate. The annual report will also show any transactions involving Your
Contract Fund that occurred during the year. Transactions include
Your premium allocations, Our deductions, and any transfers or withdrawals that You made in that year.
We will also send You semi-annual reports with financial
information on the Funds, including a list of the investments held by each portfolio.
In addition, Our report will also contain any other information that is required by the insurance supervisory official in the jurisdiction in which this insurance contract is delivered.
Notices will be sent to You for transfers of amounts between investment divisions and certain other contract transactions.
LIMITS ON OUR RIGHT TO CHALLENGE THE CONTRACT
We can challenge the validity of Your insurance contract (based on material misstatements in the application) if it appears that the Insured Person is not actually covered by the contract, under Our rules. However, there are some limits on how and when We can challenge the contract.
We cannot challenge the contract after it has been in effect, during the Insured Person's lifetime, for two years from the date the contract was issued or reinstated. (Some states may require Us to measure this in some other way.)
We cannot challenge any contract change that requires evidence of insurability (such as an increase in Face Amount) after the change has been in effect for two years during the Insured Person's lifetime.
We can challenge at any time (and require proof of continuing disability) an additional benefit that provides benefits to the
Insured Person in the event that the Insured Person becomes totally disabled.
If the Insured Person dies within the time that We may challenge the validity of the contract, We may delay payment until We decide whether to challenge the contract.
If the Insured Person's age or sex is misstated on any application, the death benefit and any additional benefits provided will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of any additional benefits at the Insured Person's correct age and sex.
If the Insured Person commits suicide within two years after the date on which the contract was issued or reinstated, the death benefit will be limited to the total of all premiums that have been paid to the time of death minus the amount of any outstanding contract loan and loan interest and minus any partial withdrawals of Net Cash Surrender Value. If the Insured Person commits
suicide within two years after the effective date of an increase in Specified Amount that You requested, We will pay the Specified
Amount which was in effect before the increase, plus the monthly cost of insurance deductions for the increase (Some states require
Us to measure this time by some other date.)
YOUR PAYMENT OPTIONS
Contract benefits or other payments such as the Net Cash
Surrender Value or Death Benefit may be paid immediately in one sum or You may choose another form of payment for all or part of the money. Payments under these options are not affected by the investment experience of any investment division of Our Separate Account. Instead, interest accrues pursuant to the options chosen. If You do not arrange for a specific form of payment before the
Insured Person dies, the beneficiary will have this choice.
However, if You do make an arrangement with Us for how the
money will be paid, the beneficiary cannot change Your choice after the Insured Person dies. Payment Options will also be subject to Our rules at the time of selection. Our consent is required when optional payment is selected and the payee is either an assignee or not a natural person. Currently, these alternate payment options are only available if the proceeds applied are $1,000 or more and any periodic payment will be at least $20.
You have the following payment options:
1. Deposit Option: The money will stay on deposit with Us for a period that You and We agree upon. You will receive interest on the money at a declared interest rate.
2. Installment Options: There are two ways that We pay
installments:
a. Fixed Period: We will pay the amount applied in equal
installments plus applicable interest, for a specific number of years, for up to 30 years.
b. Fixed Amount: We will pay the sum in installments in an
amount that You and We agree upon. We will pay the installments until We pay the original amount, together with any interest You have earned.
3. Monthly Life Income Option: We will pay the money as monthly income for life. You may choose any one of 4 ways to receive the income: We will guarantee payments for at least 10 years (called
"10 Years Certain"); at least 20 years (called "20 Years Certain");
at least 5 years (called "5 Years Certain"); or payment only for life.
4. Other: You may ask Us to apply the money under any option that We make available at the time the benefit is paid.
We guarantee interest under the Deposit Option at the rate of
2.75% a year, and under either Installment Option at 2.75% a year.
We may also allow interest under the Deposit Option and under either Installment Option at a rate that is above the guaranteed rate. The beneficiary or any other person who is entitled to receive payment may name a successor to receive any amount that We
would otherwise pay to that person's estate if that person died. The person who is entitled to receive payment may change the successor at any time.
We must approve any arrangements that involve more than one of the payment options, or a payee who is not a natural person (for example, a corporation), or a payee who is a fiduciary. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. This includes rules on the minimum amount We will pay under an option, minimum amounts for
installment payments, withdrawal or commutation rights (Your rights to receive payments over time, for which We may offer You a lump sum payment), the naming of people who are entitled to receive payment and their successors, and the ways of proving age and survival.
You will make Your choice of a payment option (or any later
changes) and Your choice will take effect in the same way as it would if You were changing a beneficiary. (See Your Beneficiary below). Any amounts that We pay under the payment options will not be subject to the claims of creditors or to legal process, to the extent that the law provides.
YOUR BENEFICIARY
You name Your beneficiary when You apply for Your contract.
The beneficiary is entitled to the insurance benefits of the contract. You may change the beneficiary during the Insured Person's lifetime by writing to Our Home Office. If no beneficiary is living when the Insured Person dies, We will pay the Death Benefit in equal shares to the Insured Person's surviving children. If there are no surviving children, We will pay the Death Benefit to the Insured Person's estate.
ASSIGNING YOUR CONTRACT
You may assign (transfer) Your rights in this contract to someone else as collateral for a loan or for some other reason. If You do,
You must send a copy of the assignment to Our Home Office. We are not responsible for any payment We make or any action We take before We receive notice of the assignment or for the validity of the assignment. An absolute assignment is a change of
ownership.
WHEN WE PAY PROCEEDS FROM THIS CONTRACT
We will generally pay any death benefits, Net Cash Surrender
Value or loan proceeds within seven days after We receive the required form or request (and other documents that may be
required for payment of death benefits) at Our Home Office. Death benefits are determined as of the date of death of the Insured
Person and will not be affected by subsequent changes in the Accumulation Unit values of the investment divisions of Our
Separate Account. We pay interest from the date of death to the date of payment.
We may, however, delay payment for one of more of the following reasons:
We contest the contract.
We cannot determine the amount of the payment because the New
York Stock Exchange is closed, because trading in securities has been restricted by the Securities and Exchange Commission, or because the SEC has declared that an emergency exists.
The SEC by order permits us to delay payment to protect our
contractowners.
We may also delay any payment until Your premium checks have cleared Your bank.
We may defer payment of any loan amount, or withdrawal or
surrender from the General Account, for up to six months after We receive Your request.
DIVIDENDS
We do not pay any dividends on the contract described in this prospectus.
MIDLAND'S SALES AND OTHER AGREEMENTS
Sales Agreements
The contract will be sold by individuals who, in addition to being licensed as life insurance agents for Midland National Life, are also registered representatives of Walnut Street Securities (WSS), the principal underwriter of the contracts, or broker-dealers which have entered into written sales agreements with WSS. WSS is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities
Dealers, Inc.
During the first Contract Year, We will pay agents a commission of up to 70% of premiums paid. For subsequent years, the
commission allowance may equal an amount up to 5% of
premiums paid. Beyond the fifteenth Contract Year, We pay no commission. Certain persistency and production bonus may also be paid.
We may also sell Our contracts through broker-dealers registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 which enter into selling agreements with us.
The commission for broker-dealers will be no more than that
described above.
REGULATION
We are regulated and supervised by the South Dakota Insurance Department. In addition, We are subject to the insurance laws and regulations in every jurisdiction where We sell contracts. This contract has been filed with and approved by insurance officials in such states. As a result, the provisions of this contract may vary somewhat from jurisdiction to jurisdiction.
We submit annual reports on Our operations and finances to
insurance officials in all the jurisdictions where We sell contracts. The officials are responsible for reviewing our reports to be sure that we are financially sound and that We are complying with applicable laws and regulations.
We are also subject to various federal securities laws and
regulations.
DISCOUNT FOR MIDLAND EMPLOYEES
Midland employees may receive a discount of up to 45 percent of first year premium. The discount will be effected by Midland paying the discount as the employee pays the qualifying premium.
All other contract provisions will apply.
LEGAL MATTERS
The law firm of Sutherland, Asbill & Brennan, Washington, DC, has provided advice regarding certain matters relating to federal securities laws.
LEGAL PROCEEDINGS
We are not involved in any material legal proceedings.
FINANCIAL AND ACTUARIAL
The financial statements of Midland National Life Separate
Account A and Midland National Life Insurance Company
included in this prospectus and the registration statement have been audited by Coopers & Lybrand LLP, independent auditors, for the periods indicated in their report which appears in this prospectus and in the registration statement. Such financial statements have been included herein in reliance upon such report given upon the authority of the firm as experts in accounting and auditing.
Actuarial matters in this prospectus have been examined by Russell
A. Evenson, F.S.A., M.A.A.A., who is Senior Vice President and
Actuary of Midland. His opinion on actuarial matters is filed as an exhibit to the Registration Statement We filed with the Securities and Exchange Commission.
ADDITIONAL INFORMATION
We have filed a Registration Statement relating to the Separate
Account and the variable life insurance contract described in this prospectus with the Securities and Exchange Commission. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. If You would like the additional information, You may obtain it from the
SEC's main office in Washington, DC You will have to pay a fee for the material.


Management of Midland
Here is a list of our directors and officers.

Directors
 Name    Principal Occupation and Business Address
 John C. Watson    Chief Executive Officer & Chairman
of the Board
    Midland National Life, One Midland Plaza, Sioux
Falls, SD 57193
 Michael M. Masterson   President and Chief
Operating Officer
    Midland National Life, One Midland Plaza, Sioux
Falls, SD 57193

 William D. Sims   Senior Vice President,
Administration
    Midland National Life, One Midland Plaza Sioux
Falls, SD 57193
 Russell A. Evenson     Senior Vice President & Actuary
    Midland National Life, One Midland Plaza Sioux
Falls, SD 57193
 John J. Craig, II Senior Vice President & Chief
Financial Officer
    Midland National Life, One Midland Plaza Sioux
 Steven C. Palmitier Senior Vice President & Chief
Marketing Officer
    Midland National Life, One Midland Plaza Sioux
Falls, SD 57193
 Robert W. Korba   Board of Directors Member
    Sammons Enterprises, Inc., 300 Crescent CT.,
Dallas, TX 75201
 James N. Whitson  Board of Directors Member
    Sammons Enterprises, Inc., 300 Crescent CT.,
Dallas, TX 75201

Executive Officers (other than Directors)
 Jack L. Briggs    Vice President, Secretary and General
Counsel
 Gary W. Helder    Vice President, Policy
Administration
 E John Fromelt    Senior Vice President & Chief
Investment Officer


Appendix

Illustrations of Contract Funds, Cash Surrender Values and Death
Benefits
Following are a series of tables that illustrate how the contract funds, cash surrender values, and death benefits of a contract change with the investment performance of the Funds. The tables show how the contract funds, cash surrender values, and death benefits of a contract issued to an insured of a given age and given premium would vary over time if the return on the assets held in each Portfolio of the Funds were a constant gross, after tax annual rate of 0%, 6%, or 12%. The tables on pages 29 through 31 illustrate a contract issued to a male, age 25, under a standard rate preferred non-smoker underwriting risk classification. The tables on pages 32 through 34 illustrate a contract issued to a male, age
40, under a standard rate preferred non-smoker underwriting risk classification. The contract funds, cash surrender values, and death benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual contract years.
The amount of the contract fund exceeds the cash surrender value during the first fifteen contract years due to the surrender charge. For contract years sixteen and after, the contract fund and cash surrender value are equal, since the surrender charge has reduced to zero.
The second column shows the accumulation value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the contract funds and the fourth and seventh columns illustrate the cash surrender values of the contract over the designated period. The contract funds shown in the third column and the cash values shown in the fourth column assume the
monthly charge for cost of insurance is based upon the current cost of insurance rates. The contract funds shown in the sixth column and the cash surrender values shown in the seventh column assume the monthly charge for cost of insurance is based upon the cost of insurance rates that we guarantee. The maximum cost of insurance rates allowable under the contract are based on the Commissioner's
1980 Standard Ordinary Mortality Table. The fifth and eighth columns illustrate the death benefit of a contract over the
designated period. The illustrations of death benefits reflect the same assumptions as the contract fund and cash surrender values.
The death benefit values also vary between tables, depending upon whether Option 1 or Option 2 death benefits are illustrated.
The amounts shown for the death benefit, contract funds, and cash surrender values reflect the fact that the net investment return of the divisions of our Separate Account is lower than the gross, after-tax return on the assets in the Funds, as a result of expenses paid by the Funds and charges levied against the divisions of our Separate Account. The illustrations also reflect the 4% sales charge deduction from each premium, the 2.5% premium tax deduction
from each premium and the     $7.00      per month expense charge
(for the first fifteen years on a current basis) as well as current and guaranteed cost of insurance charges.
The contract values shown assume daily investment advisory fees and operating expenses equivalent to an annual rate of .66% of the aggregate average daily net assets of the Portfolios of the Funds
(the average rate of the Portfolios for December, 1995). The actual fees and expenses associated with the contract may be more or less than .66% and will depend on how allocations are made to each investment division. The contract values also take into account a daily charge to each division of Separate Account A for assuming mortality and expense risks and administrative charges which is equivalent to a charge at an annual rate of .90% (.50% after year 10 on a current basis) of the average net assets of the divisions of Separate Account A. After deductions of these amounts, the illustrated gross investment rates of 0%, 6%, and 12% correspond to approximate net annual rates of -1.56%, 4.44%, and 10.44%, respectively (-1.16%, 4.84%, 10.84% after year 10 on a current basis).
The hypothetical values shown in the tables do not reflect any charges for federal income taxes against Separate Account A since Midland is not currently making such charges. However, if, in the future, such charges are made, the gross annual investment rate of return would have to exceed the stated investment rates by a sufficient amount to cover the tax charges in order to produce the contract funds, cash surrender values, and death benefits illustrated.
The tables illustrate the contract values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year and if no contract loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year.
The values would also vary if the contract owner varied the amount or frequency of premium payments. The tables also assume that the contract owner has not requested an increase or decrease in Specified Amount, that no withdrawals have been made and no withdrawal charges imposed, that no contract loans have been taken, and that no transfers have been made and no transfer charges imposed.

MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
CONTRACT

DEATH BENEFIT OPTION 1 ASSUMED
HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 25
 ANNUAL RATE OF RETURN: 0%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED
ANNUAL PREMIUM(1): $ 750

       PREMIUMS       ASSUMING CURRENT COSTS         ASSUMING GUARANTEED COSTS
 END   ACCUMULATED
 OF    AT 5% INTEREST CONTRACT  SURRENDER DEATH      CONTRACT  SURRENDER DEATH
 YEAR  PER YEAR       FUND(2)   VALUE(2)  BENEFIT(2) FUND(2)   VALUE(2)  BEN (2)
 1      788            495        19     100,000       453         0    100,000
 2    1,614            982       469     100,000       912       399    100,000
 3    2,483          1,451       900     100,000     1,364       814    100,000
 4    3,394          1,913     1,325     100,000     1,810     1,222    100,000
 5    4,351          2,368     1,742     100,000     2,249     1,624    100,000

 6    5,357          2,816     2,153     100,000     2,682     2,019    100,000
 7    6,412          3,259     2,558     100,000     3,109     2,409    100,000
 8    7,520          3,694     2,956     100,000     3,519     2,781    100,000
 9    8,683          4,124     3,349     100,000     3,923     3,147    100,000
 10   9,905          4,547     3,734     100,000     4,309     3,496    100,000

 11  11,188          4,985     4,276     100,000     4,691     3,982    100,000
 12  12,535          5,407     4,815     100,000     5,055     4,463    100,000
 13  13,949          5,813     5,351     100,000     5,404     4,941    100,000
 14  15,434          6,205     5,886     100,000     5,736     5,417    100,000
 15  16,993          6,581     6,421     100,000     6,053     5,894    100,000

 16  18,630          7,031     7,031     100,000     6,343     6,343    100,000
 17  20,349          7,467     7,467     100,000     6,619     6,619    100,000
 18  22,154          7,876     7,876     100,000     6,868     6,868    100,000
 19  24,049          8,270     8,270     100,000     7,092     7,092    100,000
 20  26,039          8,639     8,639     100,000     7,292     7,292    100,000

 21  28,129          8,983     8,983     100,000     7,467     7,467    100,000
 22  30,323          9,313     9,313     100,000     7,618     7,618    100,000
 23  32,626          9,629     9,629     100,000     7,734     7,734    100,000
 24  35,045          9,921     9,921     100,000     7,827     7,827    100,000
 25  37,585         10,200    10,200     100,000     7,886     7,886    100,000

 30  52,321         11,299    11,299     100,000     7,469     7,469    100,000

 35  71,127         11,691    11,691     100,000     5,310     5,310    100,000

 40  95,130         10,597    10,597     100,000       100     100      100,000

ASSUMES A $750 PREMIUM IS PAID AT THE BEGINNING
OF EACH CONTRACT YEAR. VALUES WOULD BE
DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT
FREQUENCY OR IN DIFFERENT AMOUNTS.
ASSUMES THAT NO CONTRACT LOANS OR
WITHDRAWALS HAVE BEEN MADE. ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL
PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN
SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD
NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RATES OF RETURN. ACTUAL
INVESTMENT RATES OF RETURN MAY BE MORE OR LESS
THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER
OF FACTORS, INCLUDING THE INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT
INVESTMENT RATES OF RETURN FOR THE FUND SERIES.
THE CONTRACT FUND, SURRENDER VALUE AND DEATH
BENEFIT FOR A CONTRACT WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL INVESTMENT
RATES OF RETURN AVERAGED OVER A PERIOD OF
YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE
AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO
REPRESENTATION CAN BE MADE BY MIDLAND, THE
SEPARATE ACCOUNT, OR THE FUND THAT THIS
ASSUMED INVESTMENT RATE OF RETURN CAN BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER
ANY PERIOD OF TIME.


MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
CONTRACT

DEATH BENEFIT OPTION 1	ASSUMED
HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 25
	ANNUAL RATE OF RETURN: 6%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED
ANNUAL PREMIUM(1): $ 750

       PREMIUMS       ASSUMING CURRENT COSTS         ASSUMING GUARANTEED COSTS
 END   ACCUMULATED
 OF    AT 5% INTEREST CONTRACT  SURRENDER DEATH      CONTRACT  SURRENDER DEATH
 YEAR  PER YEAR       FUND(2)   VALUE(2)  BENEFIT(2) FUND(2)   VALUE(2)  BEN (2)
 1      788            530        55     100,000       488        12    100,000
 2    1,614          1,085       572     100,000     1,010       497    100,000
 3    2,483          1,652     1,102     100,000     1,556     1,006    100,000
 4    3,394          2,246     1,658     100,000     2,127     1,539    100,000
 5    4,351          2,867     2,241     100,000     2,725     2,099    100,000

 6    5,357          3,516     2,853     100,000     3,350     2,687    100,000
 7    6,412          4,194     3,494     100,000     4,003     3,303    100,000
 8    7,520          4,904     4,166     100,000     4,675     3,937    100,000
 9    8,683          5,646     4,870     100,000     5,378     4,602    100,000
 10   9,905          6,422     5,609     100,000     6,102     5,289    100,000

 11  11,188          7,261     6,552     100,000     6,859     6,150    100,000
 12  12,535          8,131     7,539     100,000     7,639     7,047    100,000
 13  13,949          9,033     8,570     100,000     8,445     7,982    100,000
 14  15,434          9,968     9,649     100,000     9,276     8,957    100,000
 15  16,993         10,940    10,780     100,000    10,136     9,976    100,000

 16  18,630         12,042    12,042     100,000    11,013    11,013    100,000
 17  20,349         13,188    13,188     100,000    11,921    11,921    100,000
 18  22,154         14,371    14,371     100,000    12,850    12,850    100,000
 19  24,049         15,604    15,604     100,000    13,801    13,801    100,000
 20  26,039         16,879    16,879     100,000    14,777    14,777    100,000

 21  28,129         18,198    18,198     100,000    15,779    15,779    100,000
 22  30,323         19,576    19,576     100,000    16,809    16,809    100,000
 23  32,626         21,014    21,014     100,000    17,857    17,857    100,000
 24  35,045         22,507    22,507     100,000    18,937    18,937    100,000
 25  37,585         24,068    24,068     100,000    20,040    20,040    100,000

 30  52,321         32,947    32,947     100,000    25,778    25,778    100,000

 35  71,127         43,890    43,890     100,000    31,591    31,591    100,000

 40  95,130         57,198    57,198     100,000    36,779    36,779    100,000

ASSUMES A $750 PREMIUM IS PAID AT THE BEGINNING
OF EACH CONTRACT YEAR. VALUES WOULD BE
DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT
FREQUENCY OR IN DIFFERENT AMOUNTS.
ASSUMES THAT NO CONTRACT LOANS OR
WITHDRAWALS HAVE BEEN MADE. ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL
PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN
SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD
NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RATES OF RETURN. ACTUAL
INVESTMENT RATES OF RETURN MAY BE MORE OR LESS
THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER
OF FACTORS, INCLUDING THE INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT
INVESTMENT RATES OF RETURN FOR THE FUND SERIES.
THE CONTRACT FUND, SURRENDER VALUE AND DEATH
BENEFIT FOR A CONTRACT WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL INVESTMENT
RATES OF RETURN AVERAGED OVER A PERIOD OF
YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE
AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO
REPRESENTATION CAN BE MADE BY MIDLAND, THE
SEPARATE ACCOUNT, OR THE FUND THAT THIS
ASSUMED INVESTMENT RATE OF RETURN CAN BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER
ANY PERIOD OF TIME.


MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
CONTRACT

DEATH BENEFIT OPTION 1 ASSUMED
HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 25
 ANNUAL RATE OF RETURN: 0%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED
ANNUAL PREMIUM(1): $ 750

       PREMIUMS       ASSUMING CURRENT COSTS         ASSUMING GUARANTEED COSTS
 END   ACCUMULATED
 OF    AT 5% INTEREST CONTRACT  SURRENDER DEATH      CONTRACT  SURRENDER DEATH
 YEAR  PER YEAR       FUND(2)   VALUE(2)  BENEFIT(2) FUND(2)   VALUE(2)  BEN (2)
 1       788            566        91     100,000      522         47    100,000
 2     1,614          1,192       679     100,000    1,112        599    100,000
 3     2,483          1,872     1,321     100,000    1,765      1,214    100,000
 4     3,394          2,623     2,035     100,000    2,486      1,899    100,000
 5     4,351          3,454     2,829     100,000    3,285      2,659    100,000

 6     5,357          4,373     3,710     100,000    4,168      3,505    100,000
 7     6,412          5,389     4,688     100,000    5,144      4,444    100,000
 8     7,520          6,512     5,774     100,000    6,212      5,474    100,000
 9     8,683          7,754     6,979     100,000    7,393      6,618    100,000
 10    9,905          9,127     8,314     100,000    8,689      7,876    100,000

 11   11,188         10,685     9,976      100,000   10,121      9,413   100,000
 12   12,535         12,402    11,810      100,000   11,695     11,103   100,000
 13   13,949         14,297    13,834      100,000   13,425     12,962   100,000
 14   15,434         16,389    16,070      100,000   15,329     15,010   100,000
 15   16,993         18,702    18,543      100,000   17,425     17,265   100,000

 16   18,630         21,355    21,355      100,000   19,724     19,724   100,000
 17   20,349         24,291    24,291      100,000   22,259     22,259   100,000
 18   22,154         27,532    27,532      100,000   25,047     25,047   100,000
 19   24,049         31,124    31,124      100,000   28,116     28,116   100,000
 20   26,039         35,097    35,097      100,000   31,497     31,497   100,000

 21   28,129         39,496    39,496      100,000   35,227     35,227   100,000
 22   30,323         44,378    44,378      100,000   39,345     39,345   100,000
 23   32,626         49,798    49,798      101,091   43,888     43,888   100,000
 24   35,045         55,798    55,798      109,923   48,911     48,911   100,000
 25   37,585         62,434    62,434      119,248   54,462     54,462   104,022

 30   52,321        107,795   107,795      169,238   91,725     91,725   144,008

 35   71,127        183,096   183,096      245,348   151,775   151,775   203,378

 40   95,130        307,657   307,657      375,341   248,319   248,319   302,949

ASSUMES A $750 PREMIUM IS PAID AT THE BEGINNING
OF EACH CONTRACT YEAR. VALUES WOULD BE
DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT
FREQUENCY OR IN DIFFERENT AMOUNTS.
ASSUMES THAT NO CONTRACT LOANS OR
WITHDRAWALS HAVE BEEN MADE. ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL
PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN
SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD
NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RATES OF RETURN. ACTUAL
INVESTMENT RATES OF RETURN MAY BE MORE OR LESS
THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER
OF FACTORS, INCLUDING THE INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT
INVESTMENT RATES OF RETURN FOR THE FUND SERIES.
THE CONTRACT FUND, SURRENDER VALUE AND DEATH
BENEFIT FOR A CONTRACT WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL INVESTMENT
RATES OF RETURN AVERAGED OVER A PERIOD OF
YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE
AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO
REPRESENTATION CAN BE MADE BY MIDLAND, THE
SEPARATE ACCOUNT, OR THE FUND THAT THIS
ASSUMED INVESTMENT RATE OF RETURN CAN BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER
ANY PERIOD OF TIME.


MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
CONTRACT

DEATH BENEFIT OPTION 1 ASSUMED
HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 25
 ANNUAL RATE OF RETURN: 0%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED
ANNUAL PREMIUM(1): $ 750

       PREMIUMS       ASSUMING CURRENT COSTS         ASSUMING GUARANTEED COSTS
 END   ACCUMULATED
 OF    AT 5% INTEREST CONTRACT  SURRENDER DEATH      CONTRACT  SURRENDER DEATH
 YEAR  PER YEAR       FUND(2)   VALUE(2)  BENEFIT(2) FUND(2)   VALUE(2)  BEN (2)
 1     1,575          1,115       459     100,000    1,062        406    100,000
 2     3,229          2,203     1,472     100,000    2,099      1,368    100,000
 3     4,965          3,253     2,447     100,000    3,099      2,293    100,000
 4     6,788          4,278     3,397     100,000    4,063      3,182    100,000
 5     8,703          5,267     4,310     100,000    4,993      4,037    100,000

 6    10,713          6,220     5,189     100,000    5,888      4,857    100,000
 7    12,824          7,150     6,044     100,000    6,751      5,645    100,000
 8    15,040          8,057     6,876     100,000    7,570      6,389    100,000
 9    17,367          8,931     7,675     100,000    8,358      7,102    100,000
 10   19,810          9,783     8,452     100,000    9,105      7,774    100,000

 11   22,376         10,659     9,487     100,000    9,801      8,629    100,000
 12   25,069         11,506    10,518     100,000   10,447      9,459    100,000
 13   27,898         12,325    11,547     100,000   11,044     10,266    100,000
 14   30,868         13,118    12,574    100,000    11,572     11,029    100,000
 15   33,986         13,884    13,611    100,000    12,044     11,771    100,000

 16   37,261         14,714    14,714    100,000    12,439     12,439    100,000
 17   40,699         15,508    15,508    100,000    12,759     12,759    100,000
 18   44,309         16,267    16,267    100,000    13,004     13,004    100,000
 19   48,099         16,982    16,982    100,000    13,155     13,155    100,000
 20   52,079         17,643    17,643    100,000    13,213     13,213    100,000

 21   56,258         18,243    18,243    100,000    13,167     13,167    100,000
 22   60,646         18,782    18,782    100,000    12,998     12,998    100,000
 23   65,253         19,252    19,252    100,000    12,685     12,685    100,000
 24   70,091         19,644    19,644    100,000    12,215     12,215    100,000
 25   75,170         19,949    19,949    100,000    11,565     11,565    100,000

 30  104,641         19,854    19,854    100,000     4,840      4,840    100,000

 35  142,254         16,717    16,717    100,000         0          0          0

 40  190,260          8,451     8,451    100,000         0          0          0

ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING
OF EACH CONTRACT YEAR. VALUES WOULD BE
DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT
FREQUENCY OR IN DIFFERENT AMOUNTS.
ASSUMES THAT NO CONTRACT LOANS OR
WITHDRAWALS HAVE BEEN MADE. ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL
PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN
SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD
NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RATES OF RETURN. ACTUAL
INVESTMENT RATES OF RETURN MAY BE MORE OR LESS
THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER
OF FACTORS, INCLUDING THE INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT
INVESTMENT RATES OF RETURN FOR THE FUND SERIES.
THE CONTRACT FUND, SURRENDER VALUE AND DEATH
BENEFIT FOR A CONTRACT WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL INVESTMENT
RATES OF RETURN AVERAGED OVER A PERIOD OF
YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE
AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO
REPRESENTATION CAN BE MADE BY MIDLAND, THE
SEPARATE ACCOUNT, OR THE FUND THAT THIS
ASSUMED INVESTMENT RATE OF RETURN CAN BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER
ANY PERIOD OF TIME.


MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
CONTRACT

DEATH BENEFIT OPTION 1 ASSUMED
HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 25
 ANNUAL RATE OF RETURN: 0%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED
ANNUAL PREMIUM(1): $ 750

       PREMIUMS       ASSUMING CURRENT COSTS         ASSUMING GUARANTEED COSTS
 END   ACCUMULATED
 OF    AT 5% INTEREST CONTRACT  SURRENDER DEATH      CONTRACT  SURRENDER DEATH
 YEAR  PER YEAR       FUND(2)   VALUE(2)  BENEFIT(2) FUND(2)   VALUE(2)  BEN (2)
 1     1,575          1,191       535     100,000    1,136        480    100,000
 2     3,229          2,425     1,693     100,000    2,314      1,582    100,000
 3     4,965          3,692     2,886     100,000    3,523      2,717    100,000
 4     6,788          5,007     4,126     100,000    4,766      3,884    100,000
 5     8,703          6,360     5,404     100,000    6,045      5,088    100,000

 6    10,713          7,755     6,723     100,000    7,362      6,331    100,000
 7    12,824          9,204     8,097     100,000    8,720      7,614    100,000
 8    15,040         10,710     9,529     100,000   10,110      8,929    100,000
 9    17,367         12,267    11,011     100,000   11,546     10,290    100,000
 10   19,810         13,888    12,557     100,000   13,021     11,690    100,000

 11   22,376         15,636    14,464     100,000   14,526     13,354    100,000
 12   25,069         17,455    16,468     100,000   16,064     15,077    100,000
 13   27,898         19,349    18,571     100,000   17,640     16,862    100,000
 14   30,868         21,323    20,779     100,000   19,235     18,691    100,000
 15   33,986         23,382    23,109     100,000   20,864     20,591    100,000

 16   37,261         25,625    25,625     100,000   22,511     22,511    100,000
 17   40,699         27,961    27,961     100,000   24,180     24,180    100,000
 18   44,309         30,396    30,396     100,000   25,875     25,875    100,000
 19   48,099         32,929    32,929     100,000   27,582     27,582    100,000
 20   52,079         35,560    35,560     100,000   29,306     29,306    100,000

 21   56,258         38,290    38,290     100,000   31,042     31,042    100,000
 22   60,646         41,129    41,129     100,000   32,781     32,781    100,000
 23   65,253         44,080    44,080     100,000   34,509     34,509    100,000
 24   70,091         47,147    47,147     100,000   36,226     36,226    100,000
 25   75,170         50,338    50,338     100,000   37,921     37,921    100,000

 30  104,641         68,520    68,520     100,000   45,858     45,858    100,000

 35  142,254         92,460    92,460     100,000   51,592     51,592    100,000

 40  190,260        124,196   124,196     130,405   51,239     51,239    100,000

ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING
OF EACH CONTRACT YEAR. VALUES WOULD BE
DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT
FREQUENCY OR IN DIFFERENT AMOUNTS.
ASSUMES THAT NO CONTRACT LOANS OR
WITHDRAWALS HAVE BEEN MADE. ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL
PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN
SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD
NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RATES OF RETURN. ACTUAL
INVESTMENT RATES OF RETURN MAY BE MORE OR LESS
THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER
OF FACTORS, INCLUDING THE INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT
INVESTMENT RATES OF RETURN FOR THE FUND SERIES.
THE CONTRACT FUND, SURRENDER VALUE AND DEATH
BENEFIT FOR A CONTRACT WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL INVESTMENT
RATES OF RETURN AVERAGED OVER A PERIOD OF
YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE
AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO
REPRESENTATION CAN BE MADE BY MIDLAND, THE
SEPARATE ACCOUNT, OR THE FUND THAT THIS
ASSUMED INVESTMENT RATE OF RETURN CAN BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER
ANY PERIOD OF TIME.


MIDLAND NATIONAL LIFE INSURANCE COMPANY
FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE
CONTRACT

DEATH BENEFIT OPTION 1 ASSUMED
HYPOTHETICAL GROSS
MALE PREFERRED NON-SMOKER ISSUE AGE 25
 ANNUAL RATE OF RETURN: 0%
$100,000 INITIAL SPECIFIED AMOUNT 	ASSUMED
ANNUAL PREMIUM(1): $ 750

       PREMIUMS       ASSUMING CURRENT COSTS         ASSUMING GUARANTEED COSTS
 END   ACCUMULATED
 OF    AT 5% INTEREST CONTRACT  SURRENDER DEATH      CONTRACT  SURRENDER DEATH
 YEAR  PER YEAR       FUND(2)   VALUE(2)  BENEFIT(2) FUND(2)   VALUE(2)  BEN (2)
 1     1,575          1,266       610     100,000    1,210        554    100,000
 2     3,229          2,655     1,924     100,000    2,538      1,806    100,000
 3     4,965          4,168     3,361     100,000    3,983      3,177    100,000
 4     6,788          5,830     4,948     100,000    5,560      4,678    100,000
 5     8,703          7,646     6,690     100,000    7,282      6,326    100,000

 6    10,713          9,634     8,603     100,000    9,168      8,137    100,000
 7    12,824         11,824    10,718     100,000   11,236     10,129    100,000
 8    15,040         14,239    13,058     100,000   13,494     12,313    100,000
 9    17,367         16,893    15,636     100,000   15,977     14,721    100,000
 10   19,810         19,823    18,491     100,000   18,700     17,369    100,000

 11   22,376         23,144    21,972     100,000   21,681     20,509    100,000
 12   25,069         26,819    25,832     100,000   24,952     23,964    100,000
 13   27,898         30,890    30,112     100,000   28,547     27,769    100,000
 14   30,868         35,403    34,859     100,000   32,490     31,946    100,000
 15   33,986         40,410    40,137     100,000   36,833     36,560    100,000

 16   37,261         46,067    46,067     100,000   41,612     41,612    100,000
 17   40,699         52,346    52,346     100,000   46,884     46,884    100,000
 18   44,309         59,325    59,325     100,000   52,716     52,716    100,000
 19   48,099         67,083    67,083     100,000   59,171     59,171    100,000
 20   52,079         75,715    75,715     101,458   66,337     66,337    100,000

 21   56,258         85,294    85,294     110,882   74,309     74,309    100,000
 22   60,646         95,882    95,882     122,729   83,173     83,173    106,462
 23   65,253        107,586   107,586     135,559   92,921     92,921    117,081
 24   70,091        120,523   120,523     149,449  103,630    103,630    128,502
 25   75,170        134,824   134,824     164,485  115,397    115,397    140,784

 30  104,641        232,169   232,169     269,317  193,859    193,859    224,876

 35  142,254        393,421   393,421     420,960  319,735    319,735    342,117

 40  190,260        662,394   662,394     695,514  524,305    524,305    550,520

ASSUMES A $1500 PREMIUM IS PAID AT THE BEGINNING
OF EACH CONTRACT YEAR. VALUES WOULD BE
DIFFERENT IF PREMIUMS ARE PAID WITH A DIFFERENT
FREQUENCY OR IN DIFFERENT AMOUNTS.
ASSUMES THAT NO CONTRACT LOANS OR
WITHDRAWALS HAVE BEEN MADE. ZERO VALUES
INDICATE LAPSE IN THE ABSENCE OF AN ADDITIONAL
PREMIUM PAYMENT.
THE HYPOTHETICAL INVESTMENT RATES OF RETURN
SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD
NOT BE DEEMED A REPRESENTATION OF PAST OR
FUTURE INVESTMENT RATES OF RETURN. ACTUAL
INVESTMENT RATES OF RETURN MAY BE MORE OR LESS
THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER
OF FACTORS, INCLUDING THE INVESTMENT
ALLOCATIONS BY THE OWNER AND DIFFERENT
INVESTMENT RATES OF RETURN FOR THE FUND SERIES.
THE CONTRACT FUND, SURRENDER VALUE AND DEATH
BENEFIT FOR A CONTRACT WOULD BE DIFFERENT
FROM THOSE SHOWN IF THE ACTUAL INVESTMENT
RATES OF RETURN AVERAGED OVER A PERIOD OF
YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE
AVERAGES FOR THE INDIVIDUAL CONTRACT YEARS. NO
REPRESENTATION CAN BE MADE BY MIDLAND, THE
SEPARATE ACCOUNT, OR THE FUND THAT THIS
ASSUMED INVESTMENT RATE OF RETURN CAN BE
ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER
ANY PERIOD OF TIME.

Financial Statements
The financial statements of Midland National Life Insurance
Company included in this prospectus should be distinguished from the financial statements of the Midland National Life Separate
Account A and should be considered only as bearing upon the ability of Midland to meet its obligations under the Contracts. They should not be considered as bearing upon the investment performance of the assets held in the separate account.


28    VARIABLE UNIVERSAL LIFE 3

VARIABLE UNIVERSAL LIFE 3    1




                                    PART II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securi-ties Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling per-sons of the registrant pursuant to the foregoing provisions, or other-wise, the registrant has been advised that in the opinion of the Securi-ties and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnifi-cation by it is against public policy as expressed in the Act and will be governed by the final jurisdiction of such issue.

UNDRTAKE VULVUL2


REPRESENTATIONS PURSUANT TO SECTION 26 (e) OF THE INVESTMENT COMPANY
ACT

Midland National Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Midland National Life Insurance Company.


REP26E VUL3VEUL

VUL3/VEUL
                      CONTENTS OF REGISTRATION STATEMENT
                      ----------------------------------

This Registration Statement comprises the following Papers and Documents:

    The facing sheet.

    The prospectus consisting of 35 pages.

    The undertaking to file reports.

    Representations pursuant to Section 26(e) pf the Investment Company Act

    The signatures.

    Written consents of the following persons:

    (a)  Jack L. Briggs  **

    (b)  Messrs. Sutherland, Asbill & Brennan.  **

    (c)  Russell A. Evenson, FSA. **

    (d)  Coopers & Lybrand.  **

    The following exhibits:

1.  The following exhibits correspond to those required by paragraph A of the instructions as to the exhibits in Form N-8B-2:

    (1)  Resolution of the Board of Directors of Midland National Life

         establishing the Separate Account A. *

    (2)  Not applicable.

    (3)  (a)  Principal Underwriting Agreement. **

         (b)  Selling Agreement. **

         (c)  Commission schedule. **

    (4)  Not applicable.

    (5)  Form of Contract and riders **

    (6)  (a)  Articles of Incorporation of Midland National Life. *

         (b)  By-Laws of Midland National Life. *

    (7)  Not applicable.

    (8)  Participation Agreements for Fidelity Distributors Corporation/

         Variable Insurance Products Fund, and Variable Products Fund II. *

    (9)  Not applicable.

   (10)  Application Form. **

   (11) Memorandum describing Midland National Life's issuance, transfer and redemption procedures for the Contract. *

2.  See Exhibit 1(5).
    ---

3.  Opinion and Consent of Jack L. Briggs. **

4.  No financial statements are omitted from the Prospectus pursuant to

    Instruction 1(b) or (c) or Part I.

 5. Not applicable.

6.  Opinion and Consent of Russell A. Evenson, Senior Vice President and Actuary

    of Midland National Life.  **

7.  Consent of Messrs. Sutherland, Asbill & Brennan. **

8.  Consent of Coopers & Lybrand.  **
-----------------------
*        Incorporated by reference File No. 33-76318
**       Filed herewith

CONTENTS VUL3VEUL

January 06, 1997


Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD 57193

Gentlemen:

With reference to the Registration Statement on Form S-6 as amended, filed by Midland National Life Insurance Company and Midland National Life Separate Account A with the Securities and Exchange Commission covering flexible premium variable life insurance contracts, I have examined such documents and such law as I considered necessary and appropriate, and on the basis of such examination, it is my opinion that:

    1. Midland National Life Insurance Company is duly organized and validly existing under the laws of the State of South Dakota and has been duly authorized to issue individual flexible premium variable life insurance policies by the Insurance Department of the state of South Dakota.

    2. Midland National Life Separate Account A is a duly authorized and existing separate account established pursuant to the provisions of Chapter 58-28 of the Insurance Code of South Dakota.

    3. The flexible premium variable life insurance contracts, when issued as contemplated by said Form S-6 Registration Statement, will constitute legal, validly issued and binding obligations of Midland National Life Insurance Company.

I hereby consent to the filing of this opinion as an exhibit to said S-6 Registration Statement and the use of my name under the caption "Legal Matters" in the Prospectus contained in the Registration Statement.

Sincerely,


__Jack_L._Briggs__
  Jack L. Briggs
  Vice President, Secretary and General Counsel
VULJLB LTR



                             January 3, 1997
Midland National Life
 Insurance Company
One Midland Plaza
Sioux Falls, SD  57193

RE:  VUL3

Gentlemen:

We hereby consent to the reference to our name under the caption "Legal Matters" in the Prospectus included as part of Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 filed by Midland National Life Insurance Company Separate Account A for certain variable life insurance contracts (File No. 333-14061). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very Truly Yours,

SUTHERLAND, ASBILL & BRENNAN, L.L.P.



By:  __Frederick_R._Bellamy__
       Frederick R. Bellamy

VUL3FRED CONSENT




                                   January 08, 1997

Midland National Life Insurance Company
One Midland Plaza
Sioux Falls, SD 57193

Gentlemen:
    This opinion is furnished in connection with the filing of Pre-Effective Amendment No. 1 to Registration Statement No. 333-14061
S-6 ("Registration Statement") which covers premiums expected to be received under the flexible premium Variable Life Insurance 3 policy ("Policy") to be offered by Midland National Life Insurance Company.
The Prospectus included in the Registration Statement describes policies which will be offered by Midland in each State where they have been approved by appropriate State insurance authorities. The policy form was prepared under my direction, and I am familiar with the Registration Statement and Exhibits thereto. In my opinion:

        The illustrations of death benefits, contract fund and accumulated premiums in Appendix A of the Prospectus included in the Registration Statement (the "Prospectus"), based on the assumptions stated in the illustrations, are consistent with the provisions of the Contract. The rate structure of the Contracts has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be correspondingly more favorable to prospective purchasers of Contracts aged 25 or 40 in the underwriting classes illustrated than to prospective purchasers of Contracts at other ages or underwriting classes.

    I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to use of my name under the heading "Experts" in the Prospectus.

                                   Sincerely,



                                   __Russell_ A._Evenson__
                                     Russell A. Evenson, FSA, CLU, ChFC
                                     Senior Vice President and Actuary
SEC0501 VUL3RAE


      Consent of Independent Accountants

We consent to the inclusion in this Registration Statement under the Securities Act of 1933 (Pre Effective Amendement Number 1) on Form
S-6 (file number 333-14061) and related Prospectus of our reports dated March 8, 1996, on our audits of the financial statements of Midland National Life Separated Account A and the consolidated financial statements of Midland National Life Insurance Company. We also consent to the reference to our firm under the caption "Financial and Actuarial."

Coopers & Lybrand L.L.P.
Minneapolis, Minnesota
January 31, 1997


PRINCIPAL UNDERWRITING AGREEMENT


 THIS UNDERWRITING AGREEMENT made this       1st
day of        June ,
1996, by and between Walnut Street Securities (hereinafter called WSS) and Midland National Life Insurance Company (hereinafter called the Company), on its own behalf and on behalf of Midland National Life Insurance Separate Account A and Separate Account C (hereinafter Separate Accounts), separate accounts of the Company, witnessed that:

 WHEREAS, the Separate Accounts were established under authority of a resolution of the Companys Board of Directors so the Company could set aside and invest assets attributable to certain flexible premium variable life contracts and variable deferred annuity contracts (hereinafter called the Contracts) issued by the Company;

 WHEREAS, the Company has registered the Separate
Accounts as unit investment trusts under the Investment Company Act of 1940 (the Investment Company Act) and has registered the Contracts under the Securities Act of 1933;

 WHEREAS, the Company and the Separate Accounts desire to have Contracts sold and distributed through WSS and WSS is willing to sell and distribute such Contracts under the terms stated hereinafter.

 NOW THEREFORE, for and in consideration of these premises and the covenants and agreements hereinafter stated, the parties hereto agree as follows:

1. The Company grants to WSS the right to be, and WSS agrees to serve as, a distributor and principal underwriter of the Contracts during the term of this Agreement. WSS agrees to use its best efforts to solicit applications for the Contracts, and to undertake, at its own expense, to provide all sales services relative to the Contracts and otherwise to perform all duties and functions which are necessary and proper for the distribution of the Contracts.

2. All premiums for the Contracts shall be remitted promptly in full together with such application forms and any other required documentation to the Company. Checks or money orders in payment of premium shall be drawn to the order of Midland National Life Insurance Company.

3. WSS agrees to offer the Contracts for sale in accordance with the prospectus therefor then in effect. WSS is not authorized to give any information or to make any representations concerning the Contracts other than those contained in the current prospectus therefor filed with the Securities and Exchange Commission or in such sales literature as may be authorized by the Company. Neither WSS nor any person, entity, agent or representative or associated through it shall make, use or provide any advertisement, sales document, circular, or any other document to a customer in connection with a solicitation or sale unless with the prior approval of the Company.

4. On behalf of the Separate Accounts, the Company shall furnish
WSS with copies of all prospectuses, financial statements and other documents which WSS reasonably requests for use in connection with the distribution of the Contracts.

5. WSS represents that it is duly registered as a broker-dealer under the Securities Exchange Act and is a member in good standing of the NASD and, to the extent necessary to offer the Contracts, shall be duly registered or otherwise qualified under the securities and insurance laws of any state or other jurisdiction. WSS shall be responsible for carrying out its sales and underwriting obligations hereunder in continued compliance with the NASD Rules of Fair Practice and federal and state securities and insurance laws and regulations. Without limiting the generality of the foregoing, WSS agrees that it shall be fully responsible for:

 (a) ensuring that no person shall offer or sell the Contracts on its behalf until such person is duly registered as a representative of WSS, duly licensed and appointed by the Company, and appropriately licensed, registered, or otherwise qualified to offer and sell such Contracts under the federal securities and insurance laws and any applicable securities and insurance laws of each state or other jurisdiction in which such Contracts may be lawfully sold, in which the Company is licensed to sell the Contracts, and in which such persons shall offer or sell the Contracts; and

 (b) training, supervising, and controlling of all such persons for purposes of complying on a continuous basis with the NASD
Rules of Fair Practice and with federal and state securities and insurance law requirements applicable in connection with the offering and sale of the Contracts. In this connection WSS shall:

 (1) conduct such training (including the preparation and utilization of training materials) as in the opinion of WSS is necessary to accomplish the purposes of this Agreement;

 (2) establish and implement reasonable written procedures for supervision of sales practices of WSS agents, representatives, or brokers selling the Contracts; and

 (3) take all reasonable and appropriate steps to ensure that its associated persons shall not sell a Contract in the absence of reasonable grounds to believe that the purchase of the Contract is suitable for such applicant.

6. Notwithstanding anything in this Agreement to the contrary, the Company through WSS, may enter into sales agreements with other independent broker-dealers for the sale of the Contracts. All such sales agreements entered into by WSS shall provide that each independent broker-dealer will assume full responsibility for continued compliance by itself and its associated persons with the NASD Rules of Fair Practice and applicable federal and state securities and insurance laws. All associated persons of such independent broker-dealers soliciting applications for the Contracts shall be duly and appropriately licensed, contracted or appointed by the Company for the sale of the Contracts under the insurance laws of the applicable states or jurisdictions in which such Contracts may be lawfully sold.

7. The Company shall apply for the proper insurance licenses in the appropriate states or jurisdictions for the designated persons associated with WSS or with other independent broker-dealers which have entered into agreements with WSS for the sale of the Contracts, provided that the Company reserves the right in its sole discretion to refuse to appoint any proposed registered representative as an agent or broker, and to terminate the insurance license, contract or appointment of an agent or broker once appointed. Agents and representatives associated with WSS and other independent broker-dealers are deemed independent contractors and nothing in this Agreement shall be construed to create the relationship of employer and employee.

8. The Company and WSS shall cause to be maintained and preserved for the periods prescribed such accounts, books, and other documents as are required of them by the Investment Company Act, the Security Exchange Act, the NASD, and any other applicable laws and regulations. The books, accounts and records of the Company, the Separate Accounts, and WSS as to all transactions hereunder shall be maintained so as to disclose clearly and accurately the nature and details of the transactions. The Company shall maintain such books and records of WSS pertaining to the sale of the Contracts and required by the Security Exchange Act or the NASD as may be mutually agreed upon from time to time by the Company and WSS; provided that such books and records shall be jointly owned property of WSS and the Company, and shall at all times be subject to such reasonable periodic, special or other examination by the SEC, the NASD, and all other regulatory bodies having jurisdiction. The Company shall have complete use of, and right to the information contained in such books and records. The Company shall be responsible for sending all required confirmations on customer transactions in compliance with applicable regulations, as modified by any exemptions or other relief obtained by the Company. WSS shall cause the Company to be promptly furnished with such reports as the Company may reasonably request for the purpose of meeting its reporting and recordkeeping requirements under all Federal and State Laws and Regulations, the Investment Company Act, Security Exchange Act, the NASD, and the insurance laws of the State of South Dakota and any other applicable states or jurisdictions.

9. The Company shall have the responsibility for paying (i) all commissions or other fees to its licensed or appointed representatives and agents which are due for the sale of the Contracts and (ii) any compensation to other independent broker-dealers and their associated persons due for the sale of the Contracts under the terms of any sales agreements between the Company and with such broker-dealers. Notwithstanding the preceding sentence, no associated person or broker-dealer shall have an interest in any deductions or other fees payable to WSS as set forth herein.

10. WSS and the Company agree to cooperate fully in any insurance regulatory investigation or proceeding or judicial proceeding arising in connection with the Contracts distributed under this Agreement.
WSS and the Company further agree to cooperate fully in any securities regulatory inspection, inquiry, investigation or proceeding or any judicial proceeding with respect to the Company, WSS, their affiliates and their representatives to the extent that such inspection, inquiry, investigation or proceeding is in connection with Contracts distributed under this Agreement. Without limiting the foregoing:

 (a) WSS will be notified promptly of any customer complaint or notice of any regulatory inspection, inquiry, investigation or proceeding received by the Company with respect to WSS or any representative or which may affect the Companys issuance of any Contract marketed under this Agreement.

 (b) WSS will promptly notify the Company of any customer complaint or notice of any regulatory inspection, inquiry, investigation or proceeding received by WSS or its affiliates with respect to WSS or any representative in connection with any Contract distributed under this Agreement or any activity in connection with any such Contract. In the case of a customer complaint, WSS and the Company will cooperate in investigating such complaint and arrive at a mutually satisfactory response.

11. The services of WSS to the Separate Accounts hereunder are not to be deemed exclusive and WSS shall be free to render similar services to others so long as its services hereunder are not impaired or interfered with thereby.

12. (a) This Agreement may be terminated by either party hereto upon 60 days written notice to the other party.

 (b) This Agreement may be terminated upon written notice of one party to the other party hereto in the event of bankruptcy or insolvency of such party to which notice is given.

 (c) This Agreement may be terminated at any time upon the mutual written consent of the parties thereto.

 (d) This Agreement shall automatically be terminated in the event of its assignment.

 (e) Upon termination of this Agreement, all authorizations, rights and obligations shall cease except the obligations to settle accounts hereunder, including payments of premiums or contributions subsequently received for Contracts in effect at the time of termination of the Contracts issued pursuant to applications received by the Company prior to termination.

13. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made upon being delivered either by courier or fax delivery to the Party for whom it is intended, provided that a copy thereof is deposited, postage prepaid, certified or registered mail, return receipt requested, in the United States mail, bearing the address shown in this Section 13 for, or such other address as may be designated in writing hereafter by, such part;

 (a)     If to WSS:     Walnut Street Securities, Inc.
    670 Mason Ridge Center Drive
    Suite 300
    St. Louis, Missouri  63141
    Attention:  Nancy L. Gucwa

 (b)     If to the Company:  Midland National Life Insurance
Company
    One Midland Plaza
    Sioux Falls, South Dakota  57193
    Attention:  Michael M. Masterson

14. This Agreement shall be subject to the provisions of Investment Company Act and the Securities Exchange Act and the rules, regulations, and rulings thereunder and of the NASD, from time to time in effect, including such exemptions from the Investment Company Act as the Securities and Exchange Commission may grant, and the terms hereof shall be interpreted and construed in accordance therewith. Without limiting the generality of the foregoing, the term assigned shall not include any transaction exempted from section 15(b)(2) of the Investment Company Act.

 WSS shall submit to all regulatory and administrative bodies having jurisdiction over the operations of the Separate Accounts, present or future, any information, reports or other material which any such body by reason of this Agreement may request or require pursuant to applicable laws or regulations.

15. The Company agrees to reimburse WSS the estimated annual costs WSS incurs in connection with certain financial reporting WSS has to make relating to the sale of the Contracts described herein. Such estimated annual costs shall be mutually agreed upon by WSS and the Company for each calendar year on or before September of the preceding year, except that the estimated costs for 1996 of Sixty-Five Hundred Dollars ($6,500) shall be paid by the Company to WSS within 20 days following the execution of this Agreement by both parties. Within 20 days following the end of each calendar year during the term of this Agreement, the Company shall make a payment to WSS for the mutually agreed upon estimated costs.

16. Company shall indemnify and hold WSS, its officers, employees, agents, and affiliated companies, harmless from all claims, actions, suits, judgments, liabilities, losses, costs and expenses, including reasonable attorneys fees, which result, directly or indirectly, from any negligent act, omission or misrepresentation of Company, arising out of the sale of the Contracts or for breach of the Agreement.

 WSS shall indemnify and hold the Company, its officers, employees, agents, and its affiliated companies harmless from any and all claims, actions, suits, judgments, liabilities, losses, costs and expenses, including reasonable attorneys fees, which result, directly or indirectly, from any negligent act, omission or misrepresentation of WSS arising out of the sale of the Contracts or any of its representatives or agents, or for breach of the Agreement.

 The agreements of indemnification contained in this Paragraph 16 shall survive the termination of this Agreement and be binding on the successors and assigns of the parties hereto.

17. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

18. This Agreement shall be construed and enforced in accordance with the governed by the laws of the State of South Dakota.

 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officials thereunder duly authorized and seals to be affixed, as of the day and year first above written.





 MIDLAND
NATIONAL LIFE INSURANCE COMPANY



Attest:
 Jack L. Briggs, Secretary

    By:
         Michael M.Masterson, President






         WALNUT STREET
SECURITIES


Attest:
                                      , Secretary

    By:
         Nancy L. Gucwa,
Chief Operating Officer




                      REGISTERED REPRESENTATIVE AGREEMENT
                                    BETWEEN
                         WALNUT STREET SECURITIES, INC.
                                      AND

                      MIDLAND NATIONAL LIFE INSURANCE COMPANY


     This Agreement is by and between Walnut Street Securities, Inc. (hereafter referred to as "Company" , and the undersigned Registered Representative (hereafter referred to as "Contractor" .

     Whereas, Company is a securities broker/dealer licensed and qualified to transact business pursuant to rules and regulations promulgated by the Securities and Exchange Commission (SEC , the National
Association of Securities Dealers, Inc. (NASD , and certain state administrative authorities; and

     Whereas, Contractor is currently a duly qualified and licensed Registered Representative in good standing pursuant to the rules and regulations of all applicable State and Federal administrative authorities and regulatory associations; and

     Whereas, the parties mutually desire to enter into this Agreement so that Contractor may transact securities sales through Company under the following terms and conditions:

     Now therefore, in consideration of the mutual promises, conditions and covenants as hereinafter set forth, the parties hereto agree as follows:

1.  BASIC ENGAGEMENT

    Contractor is hereby engaged by the Company as an independent contractor to solicit and obtain applications and orders for the purchase and sale of investment company shares and other securities and investments approved by Company. Contractor will represent Company only in states where Company and Contractor are properly licensed, and only with respect to the types of activities in which Company and Contractor are legally permitted to engage. Contractor shall make no solicitation for any securities until he/she has been authorized by Company to do so.

2.  DUTIES OF CONTRACTOR

       Regulatory Compliance: Contractor shall familiarize himself/ herself with and at all times during the term of this Agreement shall comply with, the rules and interpretations of the NASD, regulations and rules of the SEC, and all other statutes, regulations, and rules of the federal government and any state governmental or regulatory agency which may now or thereafter apply to Contractor's activities.

       Licenses: Contractor shall timely apply for, obtain, and maintain all necessary licenses, permits, and registrations as are required by any statute, rule or regulation in connection with Contractor's activities thereunder.

       Supervisory Procedures Manual: Contractor shall at all times strictly follow and adhere to the requirements and standards set forth in Company's Supervisory Procedures Manual, including any amendments added to it in the future, and any company policies not contained in the Manual.

       Sales Literature: Contractor shall not use in connection with his activities hereunder, whether by direct mail, personal distribu-tion of printed material, newspaper, radio, telephone, television, or by any other media, any sales or advertising literature not specifically authorized by Company for that purpose.

       Selling Through Registered Representatives: Contractor shall perform all securities selling and distribution activities alone or only in conjunction with other Registered Representatives or associated persons of Company unless otherwise approved in writing by a Supervisory Officer of Company.

       Work Schedule: Contractor shall be free to determine his/her own working hours. However, Contractor shall be expected to attend all staff meetings, briefings, and supervisory and educational sessions to which he is invited by a Supervisory Officer of Company.

       Record Keeping: Contractor shall complete and maintain such files and records as Company may require in its written supervisory procedures.

       Solicitation:

          In soliciting the purchase or sale of any security, Contractor shall fully disclose all material facts relating thereto (which shall include delivery of a current prospectus, memorandum or offering circular relating to such security , shall not make any untrue statement or misrepresentation, or omit any material fact concerning the securities involved, and shall fully explain the terms of any contractual arrangements relating thereto to the prospective purchaser or seller.

          Contractor agrees, in connection with all solicitations, not to take or recommend any action which he/she has reason to believe is not suitable for or in the best interests of his/her client or customer.

          Contractor agrees to indemnify Company against any violations of Paragraphs 2(H (I) or 2(H) (ii).

       Approved Products: Contractor shall offer for sale and sell only products that have been approved in advance by Company. Without express prior written approval of Company, Contractor shall not act for any customer in any dealings in securities except as a representative of Company, and will not accept remuneration in any form, directly or indirectly, on account of dealings in unapproved securities.

       Prohibition Against Commingling: Under no circumstances shall Contractor commingle funds received from investors for securities purchased with Contractor's own funds, whether in a personal, business, trust, or special account. All funds so received shall forthwith be forwarded to Company.

       Production Standards: Contractor shall meet such sales production standards as are announced by Company from time to time.

       Indemnification: Contractor shall indemnify, protect, defend and hold harmless Company against any claims, charges, fines, damages, assessments, and any legal expenses incurred by Company arising from Contractor's negligence or failure to comply with the provisions of any applicable law or regulation, the rules of the NASD or any other regulatory association, or the procedures and policies established by Company.

       Customer Fails: Contractor shall be liable and fully responsible for any loss which the Company sustains as a result of any transaction entered into involving a customer or customer account which is under Contractor's management including, but not limited to, all costs of client reneges, failure to comply with margin calls and all other matters which involve the failure of a customer to meet his or her just financial responsibility, and Contractor will indemnify the Company for any and all such losses including the Company's attorney's fees and other related legal fees and costs, damages, expenses, claims or liabilities resulting from such customer transactions.

3.  COMPENSATION

     Rate: Contractor's sole compensation from Company shall be in the form of commissions earned on securities sold by Contractor and such bonuses as Company shall determine. Company's commission schedule may vary according to production standards or the type of security being sold. However, unless otherwise agreed between the parties, Contractor shall receive a percentage of the dealer's concession or other commission received by Company on account of his sales. This percentage and other compensation terms are set forth in the commission schedule hereto and incorporated herein by reference.
     For these purposes, a securities "sale" shall occur if and only if a transaction has been concluded, all applicable offering and subscription documents have been duly executed, and the issuer or escrow agent has distributed the dealer's concession to Company in connection with such transaction. Company reserves the right to impose a service charge on certain transactions executed through Company's clearing correspondent(s .

     For "staged" or installment sales of securities, Company shall owe the agreed-upon share of the dealers concession to Contractor only as to the portion of the installment which is then paid in cash to the issuer and provided the issuer in turn has paid a dealer's concession to Company. If Company and issuer agree to any form of accelerated payment schedule regarding dealer's concessions paid on staged-payment transactions, the Contractor shall also participate in such accelerated payment schedule.

     In the event that any securities transaction is rescinded or revoked and Company is required to refund its dealer's concession to the issuer as to such sale, then Company has the right to require Contractor to refund any commission he/she received in connection with such securities transaction, and may offset this amount against money owed to Contractor.

     When Due: Contractor hereby waives any and all rights to receive payment of commissions due until such time as Company is in receipt of the dealer's concessions. Contractor affirms that Company's liability of dealer's concessions payable is limited to the proceeds of dealer's concessions associated with his sales actually received.

     Furthermore, no commissions shall be payable by Company relative to any security sale for which all documentation required by Company is incomplete, not in Company's possessions, or the transaction was completed in a manner not consistent with Company's policies and procedures.

     Offsets and Minimums: Company shall have the right to offset against commissions any charges to the Contractor occasioned by improper activity, dishonored installment payments, failed trades or deliveries, and similar items, including expenses. Company shall also have the right of offset against commissions due to Company's parent (General American Life Insurance Company or any of
     Company's affiliates which have arisen by or on behalf of Contractor.

     Company will pay no commissions on securities sales which generate commissions of less than $1.00. The Company will pay no commission for any payment period in which the total of commissions due Contractor is less than $100.00. Commissions due of less than $100.00 per payment period will be carried forward by Company and paid to Contractor when the total due exceeds this amount.

     Payment of Commissions Upon Termination: All unpaid commissions earned by Contractor, including, but not limited to, commissions earned in customer accounts by reason of subsequent installment payments, dividend reinvestment, etc., shall be paid by Company to Contractor for one month following termination of this Agreement unless this Agreement is terminated by Company due to violation of its terms or for production which does not meet Company standards, in which event all unpaid commissions due Contractor shall be forfeited.

     Company shall have the right to offset against commission any charges to Contractor occasioned by improper activity or dishonored installment payments, failed trades or deliveries, expenses of termination, and similar items. Company shall also have the right to offset all expenses of investigation and reasonable attorney's fees.

     The minimum payment standards outlined in 3(C above will apply to payments after termination.

     Death or Disability of Contractor: In the event that this Agreement is terminated by reason of the death or permanent and total dis-ability of Contractor, Company shall pay to the legal representative of the deceased or to the former Contractor as the case may be, all commissions due pursuant to this Agreement, subject to the limita-tions contained in Paragraph 3(C . The rate of commissions shall be the same rate the Contractor was receiving at the time of his death, disability or termination.

4.  COMPANY'S OBLIGATIONS

    The Company's only obligation hereunder is to pay the agreed-upon compensation and to take all steps necessary to assure that Company always complies with all requirements of the SEC, the NASD, and the various state securities regulators.

5.  RELATIONSHIP OF THE PARTIES

       Nothing herein shall be construed to create the relation of employer and employee between Company and Contractor.
       Contractor
       may exercise his/her own judgment as to those persons from whom he/she will solicit subscriptions and orders for securities, the method of solicitation, and the time and place of solicitation; provided however, that in such activities Contractor shall conform to such supervision and policies as may be established by Company in order to comply with all applicable statutes, rules and regulations governing the solicitation of subscriptions and orders for the purchase or sale of securities.

       "Supervision" as used herein is a technical term defined by the Rules of Fair Practice of the NASD and certain securities regulators, and relates only to the propriety or impropriety of making offers, sales and purchases of securities. Contractor will not have to report to any employee of the Company on matters not related to securities compliance. He/she is free to work as much or as little as he/she chooses in any location he/she chooses. Contractor will have complete control over the details of her/her work.

       Fringe Benefits: Contractor shall receive no fringe benefits under this Agreement whatsoever: no insurance benefits, no disability income, no vacation pay, and no expense reimbursement. Contractor is not entitled to participate in any profit-sharing or pension retirement plan provided for Company's employees.

       Contractor's Expenses: Contractor shall be solely responsible for all his/her expenses, including but not limited to travel, enter-tainment, office expense, telephone, education expense, dues, subscriptions, and shall receive no renumeration or reimbursement of any nature whatsoever other than the commission referred to herein.

       Area: Contractor is neither assigned nor limited to any geographical or demographically territory for client soliciations other than those imposed by his/her licenses or registrations.

       Records: Contractor shall maintain his/her own books and records in whatever format he/she elects, provided he/she supplies
       Company the information it specifies in a readiliy accessible and recognizable form.

UNIQUE RELATIONSHIP

    This Agreement and Contractor's relationship with Company are unique and separate from any Agreement Company may have with any other person. Contractor's rights and obligations with respect to the Company are entirely dependent upon this Agreement. Contractor agrees, however, not to sell any securities except through Company unless Company agrees in writing to a sale through another broker/ dealer. Company maintains the right to enter into other independent-contractor agreements with other Registered Representatives on terms which may be more or less favorable than those contained herein, without affording Contractor any rights under such other Agreements.

EMPLOYEES OF CONTRACTOR

    Contractor agrees that any persons whom Contractor shall employ to assist him in the performance of his/her duties hererunder shall be the employees of Contractor and not employees or agents of Company. Contractor shall take such steps as are necessary and appropriate to ensure that none of his/her employees thinks himself/herself to be a Company employee, and that no employee who does not have his/her own contract with Company purports to represent Company in dealing with the public.

NO IMPLIED AUTHORITY TO CONTRACT

    Contractor shall have no authority to bind Company by any statement, promise, representation, agreement or contract of any kind, or to waive any of Company's rights, or to obligate Company in any way unless specifically authorized to do so by Company in writing.

NO AUTHORITY TO ASSIGN

    This Agreement is one for the services of Contractor, who shall not be entitled to assign or delegate to any other person the authority and obligations assumed or any rights, claims or interests granted or arising hereunder without first obtaining Company's written consent.

AUTHORIZATION TO RECORD

    Contractor acknowledges and agrees that telephone conversation with company and its employees in which purchase or sale orders or their requests in conjunction with this Agreement are made, or may be made, may be recorded by Company in order to resolve any questions which may arise out of such orders or requests. Contractor hereby consents to the recording of such telephone conversations, and agrees to be bound by the statements made and recorded.

TERMINATION

    This Agreement shall continue indefinitely unless and until terminated by either party. Termination of this Agreement by either party may be with or without cause and is accomplished at such time either party mails or delivers to the other written notice.

    Upon termination of this Agreement, Contractor agrees to return to Company the Supervisory Procedures Manual and any other manuals or records as may be requested by Company. Contractor also agrees that all stationery, brochures, etc. which disclose Contractor's relationship with Company shall be immediately destroyed upon termination of this Agreement.

APPLICABLE LAW

    This Agreement shall be controlled, construed, and enforced in accordance with the laws of the State of Missouri.

NO WAIVER

    No waiver, express or implied, by Company of a default by Contractor under this Agreement shall constitute a waiver of any subsequent default; and following a waiver, express or implied, a demand for strict compliance thereafter need not be served on Contractor.

PARTIAL INVALIDITY

    If any term, condition, or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforce-able, the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

CAPTIONS

    The captions of this Agreement are for convenience and reference only, and the words contained therein shall in no way be held to explain, modify, amplify, or aid in the interpretation, construction, or meaning of the provisions of this Agreement.

INTERPRETATION AND DEFINITIONS

    Unless otherwise provided in this Agreement, the masculine gender includes the feminine, the singular number includes the plural, and the word "person" includes corporation, partnership, firm, or association wherever the context so requires.

ENTIRE AGREEMENT

    This Agreement supersedes all previous agreements, whether oral or written, between Company and Contractor, and embodies all representations, inducements, understandings and agreements of the parties hereto relating to the subject matter hereof. The terms hereof may not be changed except in writing duly signed by Company and Contractor or as otherwise specified by the terms of this Agreement.

TIME OF THE ESSENCE NOTICE

    Time is of the essence with respect to this Agreement.

NOTICE

    Contractor shall immediately advise Company of any action or fact whatsoever which comes to Contractor's knowledge which may possibly constitute a violation of any securities laws or regulations with respect to Company or Contractor or with respect to any party who is, has been, or may be doing business with Company. Contractor shall promptly notify Company of any past, present, or future investiga-tions or inquires by governmental agencies and will send to Company copies of all correspondence sent to or received from such govern-mental agencies as and when sent or received. All notices called for in this Agreement shall be in writing and shall be sufficient if sent by ordinary mail to the addresses specified below or to such other address as shall be designated by one party in writing to the other party.

   IN WITNESS WHEREOF, the Company has caused this Agreement to be executed in its corporate name by one of its corporate officers, and the Contractor has set his hand to this Agreement as of the day and year written below.

Dated: _____________________________

"CONTRACTOR"                                   "COMPANY"


___________________________________
_________________________________
             Signature                          Signature


___________________________________    Name:
___________________________
     Print Name
                                    Title: _____________________________

                                           Walnut Street Securities, Inc.
                                           1801 Park 270 Drive, Ste. 220
                                           St. Louis, MO  63146
Address:

___________________________________

___________________________________

SEC WSSREP

COMMISSION SCHEDULE FOR VARIABLE UNIVERSAL LIFE 3

First year commissions up to Target Premium are 70 percent.

Commissions on first year premium in excess of target and on renewal premiums received in years 2-15 are 5 percent.

Below is a list of Target Premiums per $1,000 for Variable Universal Life
3.

                     Male    Female    Male    Female
                    PF/NS    PF/NS      SM       SM
               0     1.97     1.62     0.00     0.00
               1     2.03     1.67     0.00     0.00
               2     2.09     1.72     0.00     0.00
               3     2.16     1.77     0.00     0.00
               4     2.23     1.83     0.00     0.00
               5     2.31     1.90     0.00     0.00
               6     2.40     1.97     0.00     0.00
               7     2.49     2.04     0.00     0.00
               8     2.60     2.12     0.00     0.00
               9     2.71     2.21     0.00     0.00
              10     2.83     2.30     0.00     0.00
              11     2.96     2.39     0.00     0.00
              12     3.09     2.49     0.00     0.00
              13     3.22     2.60     0.00     0.00
              14     3.35     2.72     0.00     0.00
              15     3.49     2.83     4.92     3.46
              16     3.62     2.96     5.05     3.54
              17     3.76     3.09     5.21     3.66
              18     3.90     3.22     5.37     3.79
              19     4.05     3.35     5.54     3.92
              20     4.21     3.49     5.71     4.06
              21     4.37     3.62     5.90     4.21
              22     4.54     3.76     6.10     4.37
              23     4.72     3.90     6.30     4.55
              24     4.91     4.05     6.52     4.74
              25     5.12     4.21     6.78     4.96
              26     5.35     4.37     7.05     5.16
              27     5.60     4.54     7.36     5.39
              28     5.88     4.72     7.68     5.64
              29     6.17     4.91     8.03     5.90
              30     6.49     5.12     8.39     6.18
              31     6.82     5.35     8.78     6.47
              32     7.18     5.60     9.19     6.78
              33     7.56     5.88     9.64     7.11
              34     7.96     6.17    10.11     7.45
              35     8.39     6.49    10.63     7.83
              36     8.85     6.82    11.16     8.21
              37     9.34     7.18    11.74     8.61
              38     9.85     7.56    12.35     9.02
              39    10.39     7.96    13.01     9.44
              40    10.97     8.39    13.70     9.89
              41    11.59     8.85    14.43    10.36
              42    12.24     9.34    15.20    10.86
              43    12.93     9.85    16.01    11.39
              44    13.66    10.39    16.85    11.94
              45    14.44    10.97    17.79    12.54
              46    15.26    11.59    18.69    13.12
              47    16.13    12.24    19.68    13.76
              48    17.07    12.93    20.72    14.43
              49    18.06    13.66    21.82    15.14
              50    18.74    14.15    22.97    15.88
              51    19.44    14.65    24.18    16.68
              52    20.16    15.16    25.45    17.52
              53    20.92    15.70    26.79    18.41
              54    21.70    16.25    28.23    19.37
              55    23.02    17.21    29.77    20.39
              56    24.38    18.23    31.45    21.47
              57    25.84    19.31    33.24    22.62
              58    27.39    20.47    35.17    23.84
              59    29.04    21.70    37.24    25.14
              60    30.83    23.02    39.44    26.52
              61    32.74    24.38    41.77    28.00
              62    34.79    25.84    44.23    29.57
              63    36.99    27.39    46.81    31.22
              64    39.35    29.04    49.47    32.98
              65    41.88    30.83    52.21    34.90
              66    43.61    32.01    54.47    36.83
              67    45.43    33.25    56.30    38.93
              68    47.35    34.52    58.19    41.15
              69    49.38    35.85    60.16    43.52
              70    51.54    37.22    62.20    46.03
              71    52.34    39.65    64.34    48.69
              72    53.10    42.26    66.57    51.53
              73    53.82    45.10    68.94    54.56
              74    54.50    48.18    71.45    57.78
              75    55.14    51.54    74.32    61.63
              76    55.74    52.34    76.95    63.56
              77    56.30    53.10    79.78    65.99
              78    56.82    53.82    82.67    68.53
              79    57.30    54.50    87.98    71.17
              80    57.74    55.14    93.65    73.95

VUL3COMM SCHED


In this Contract, the terms "We", "Our", and "Us" are used to refer to Midland National Life Insurance Company; the terms "You" and "Your" refer to the Owner of this Contract.

We agree to pay the Proceeds of this Contract to the Beneficiary if We receive due proof of the Insured's death prior to the Maturity Date and while this Contract is in force. If the Insured is living on the Maturity Date, We will pay the Net Cash Surrender Value to You. Other rights and benefits will be provided according to the terms of this Contract.

This Contract is a legal contract between You and Midland
National Life Insurance Company. READ YOUR CONTRACT
CAREFULLY. A
guide to its contents is on Page 2. A summary is on Page 3.
If there is a question about it, or if there is a claim, contact Your Midland Agent or Our Home Office.

Right To Examine Contract

You may examine this Contract and if for any reason You are not satisfied with it, You may return it to Us by delivering or mailing it to the Agent through whom it was purchased or to Our Home Office. This must be done by the later of the 10th day after You receive it or the 45th day after Part 1 of the application was signed. We will then deem this Contract void from the start and refund the Contract Fund plus the sum of all charges deducted from Your premiums, the Contract Fund and the Investment Divisions.

Signed for the Company at its Home Office on the Contract
Date.


FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE CONTRACT

Proceeds Payable Upon Death Prior to the Maturity Date. Adjustable Death Benefit. Contract Values will Reflect the Investment Experience of Our Separate Account and Interest Earned in the General Account. Flexible Premiums Payable During the Lifetime of the Insured Prior to the Maturity Date. Non-Participating.

Contract Summary
We offer this summary to help You understand this Contract.
This summary does not go into detail. We do not intend that it change any of the provisions of this Contract. You should read the actual provisions for full information and any limits which may apply. The "Contract Provisions" section on the inside of the front cover shows where the provisions may be found.

This is a Contract of life insurance. We will pay a death benefit (Proceeds) if the Insured dies while this Contract is in force. This money often is not taken in one sum. For all or part of it, another form of payment may be available. If the Insured dies and the choice of payment has not been made, the person who is entitled to receive the money may be able to make the choice of payment.

Premium payments for this Contract are flexible. We allow an extra 61 days (Grace Period) beyond the first Monthly Anniversary on which the Net Cash Surrender Value is insufficient to cover the Monthly Deduction for payment of enough premium to keep the Contract in force. If the Additional Required Premium is not paid by the end of the Grace Period, all coverage under this Contract ends.

This Contract has guaranteed Cost of Insurance Rates. Rates more favorable than these may be declared by Us. Your Contract Fund will change in proportion to the investment experience of the Investment Divisions You have chosen.

There are other rights available to You.
Unless We amend it to say otherwise, this Contract gives You these rights among others:

a.    You may request a change in the Death Benefit;
b.    You may assign the Contract;
c.    You may change the Owner or Beneficiary; or
d.    You may borrow or withdraw part or all of the Net Cash Surrender
Value.

This Contract, as issued, may or may not have extra benefits. If it does, We add them by Rider.

Definitions

Some of the main words and phrases used in this Contract are defined here. Many other words and phrases are explained in the Contract provisions themselves.

Insured-      the person whose life is insured by
this basic Contract (not including Riders). The Insured is specified on the Contract Information page. He or she need not be the Owner.

Suppose We issue a Contract on the life of Your spouse. You applied for it and named no one else as Owner. Your spouse is the Insured and You are the Owner.

Issue Age-      the Insured's age, on the last
birthday  prior
to the Contract Date, as shown on the Contract Information page.

Attained Age -      the Issue Age plus the number of complete
Contract Years since the Contract Date.

Owner -      the person who has control of the rights and values
provided in this Contract. Often the Insured is the Owner, but not always. The Owner is specified on the Contract Information page. "You" or "Your" is used to refer to the Owner in this Contract.

Beneficiary -      as specified in the application unless changed
as provided in this contract.

Policy -      this basic document plus any amendments, but
excluding the application or any Riders.

Contract -      this Policy, plus any endorsements, and Riders.
"Contract" also includes the application, and any future supplemental applications for changes in Specified Amount.

Record Date -      the date the Contract is recorded on Our
books as an in force Contract.

Rider(s)-      the form(s) attached to this Contract
which describe any additional benefits provided by Rider.

Anniversary or Contract Anniversary -      the same month
and day as the Contract Date, in each later year.

If the Contract Date is June 3, 1997, the first Anniversary is
June 3, 1998; the second Anniversary is June 3, 1999, and so on.

Contract Year -      a year which begins on an Anniversary.

If the Contract Date is June 3, 1997, the first Contract Year starts on June 3, 1997, and ends on June 2, 1998, the second
Contract Year starts on June 3, 1998, and ends on June 2, 1999, and so on.

Monthly Anniversary -      the day of each month that has the
same numerical date as the Contract Date.

Contract Month -      a month which begins on a Monthly
Anniversary.

If the Contract Date is June 3, 1997, the first Contract Month starts on June 3, 1997, and ends on July 2, 1997; the second
Contract Month starts on July 3, 1997, and ends on August 2, 1997, and so on.

Business Day -      a day when We and the New York Stock Exchange
are open for business.

Valuation Period -      A Valuation Period is the interval of
time beginning at the close of the New York Stock Exchange on each Business Day and ending at the close of the New York Stock Exchange on the next Business Day.

Premiums
Payment of Premiums.      The first premium is due on the
Contract Date. You may pay premiums after the first at any time. You may pay any amount over $50 subject to the maximum and minimum premium limits. Premiums must be paid to Us at Our Home Office.

We will send premium notices to You annually, semi-annually, or quarterly. You may ask Us to change the amount or frequency. The amount must be at least $100. You may also pay premiums using a monthly automatic payment plan. The amount must be at least $30.

Maximum Premium Limits.      Federal law limits the premiums
that can be paid if this Contract is to qualify as life insurance for tax purposes. We will not accept a premium which would cause this limitation to be violated. We may also refuse to accept a premium if the Death Benefit is equal to the Contract Fund multiplied by the Corridor Percentage.
If We accept a
premium in error, We will refund it as soon as the error is discovered.

Additional Information regarding Maximum Premiums and their affect on the qualification of this Contract as life insurance for tax purposes will be provided upon request.

Minimum Premium Period.
    The Minimum Premium Period is the time from the Contract Date to the later of Attained Age 70 or the fifth anniversary.
Regardless of
the amount of Net Cash Surrender Value, this Contract is guaranteed to remain in force during the Minimum Premium
Period if the sum of the premiums paid, less any Contract
Debt and any withdrawals, is equal to or greater than the Minimum
Premium
Requirement.  The Minimum Premium Requirement is:
a.    The Minimum Premium shown on Page 1, times
b.    The number of Contract Months completed plus one.

Termination of Insurance.      Even if You stop paying premiums, this
Contract will continue as long as:
a.    The Net Cash Surrender Value is sufficient to make Monthly
    Deductions, or
b. The Contract is within the Minimum Premium Period and the sum of the premiums paid less any Contract Debt and any withdrawals is equal to or greater than the Minimum Premium Requirement.

The Grace Period will begin on
any Monthly Anniversary where this Contract does not meet the conditions in a. or b. above. If the Grace
Period expires without payment of the Additional Required Premium, this contract will terminate at the end of the Grace Period without value.

Grace Period.      Before this Contract will terminate for insufficient
payment of premium, a Grace Period of 61 days will be given for the payment of additional premiums. If this Contract is within the Minimum Premium Period, the Additional Required Premium to keep this Contract in force will be the lesser of:
a.    The Minimum Premium Requirement at the beginning of the Grace
Period,
    plus any Contract Debt and withdrawals, less the sum of the premiums paid; and
b. The premium needed to increase the Net Cash Surrender Value to an amount that allows the Monthly Deduction to be made.

If the Contract is beyond the Minimum Premium Period, the Additional Required Premium will be the premium needed to increase the Net Cash Surrender Value to an amount that allows the Monthly Deduction to be made.

At least 30 days before this Contract ends without value, We will mail to Your last known address a notice showing the Additional Required
Premium.
We will send a copy of the notice to the last known address of any assignee of record. That premium will be due on the date the Grace Period began.

Reinstatement.     If the Grace Period expires without payment of the
Additional Required Premium, this Contract may be reinstated within five years after its expiration. Reinstatement is subject to these conditions:
a.    Receipt by Us of Your application for reinstatement;
b. Receipt by Us of satisfactory evidence of the Insured's insurability;
c. Payment of a premium that is enough to keep the Contract in force for two months following reinstatement;
d.    Payment or restoration of any Contract Debt; and
e.    Deduction from the Contract Fund of all overdue Monthly
      Deductions.

If this Contract lapses during the Minimum Premium Period,
We will reinstate the Minimum Premium Guarantee Period, but in no event will it extend beyond the later of Attained Age 70 or the fifth anniversary. To reinstate the Minimum Premium Period, the total premium paid less any
Contract Debt or withdrawals must exceed the Total Minimum Premium
Requirement.

If this Contract lapses after the Minimum Premium Period, no Minimum Premium Period will apply.

Reinstatement is effective on the first Monthly Anniversary on or following Our approval of the reinstatement.
The Deferred Sales Charge is in effect during the first 15
Contract Years and is not affected by Reinstatement.


Proceeds

Proceeds Defined.     The Proceeds is the sum of:

a.    The amount of the Death Benefit; and
b. Any benefit provided by Rider(s) at the death of the Insured;
          less:
c.    Any Contract Debt; and
d.    Any past due Monthly Deductions.

        CORRIDOR PERCENTAGE TABLE
Attained  Corridor      Attained   Corridor
 Age      Percentage      Age      Percentage
 0-40     250             60       130
 41       243             61       128
 42       236             62       126
 43       229             63       124
 44       222             64       122
 45       215             65       120
 46       209             66       119
 47       203             67       118
 48       197             68       117
 49       191             69       116
 50       185             70       115
 51       178             71       113
 52       171             72       111
 53       164             73       109
 54       157             74       107
 55       150             75-90    105
 56       146             91       104
 57       142             92       103
 58       138             93       102
 59       134             94       101
                          95+      100

Death Benefit Defined.     Under Death Benefit
Option 1 the Death Benefit is the greater of:
a.           The Specified Amount; or
b.           The Contract Fund multiplied by the Corridor Percentage.

Under Death Benefit Option 2 the Death Benefit is the greater of:
a.           The Specified Amount plus the Contract Fund; or
b.            The Contract Fund multiplied by the Corridor Percentage.

Corridor Percentages.     The Corridor Percentage
changes on each Contract Anniversary. The Corridor Percentage depends upon the Attained Age of the Insured on the Contract Anniversary.
(See accompanying table.)

Beneficiary

Designation.     The Beneficiary named in the application
for this
Contract will receive the Proceeds upon the death of the Insured unless You have changed this designation.

Change.     You may change any Beneficiary designation
while the
Insured is alive, unless the previous designation provides otherwise. Such change will take effect only after We receive Your written request in a form approved by Us. Any previous
Beneficiary's interest will end then even if the Insured is not living when We receive the request. We reserve the right to require that this
Contract accompany such request.

Class of Beneficiary.     The priority of a Beneficiary
may be shown
by using numbered classes. The class of first priority is called
Class 1, the class of second priority is called
Class 2, and so on.
The following statements apply to
Beneficiaries unless otherwise stated:

a. One will have the right to be paid only if he or she survives the Insured and only if no one in a prior class survives the Insured;

b. One who has the right to be paid will be the only one paid if no one else in the same class survives the Insured;

c. Two or more in the same class who have the right to be paid will be paid in equal shares, unless otherwise requested; and

d.    If none survives the Insured, the Owner will be paid.

Suppose the Class 1 Beneficiary is Jane and the Class 2
Beneficiaries are Paul and John. We owe Jane the Proceeds if she is living at the Insured's death. We owe Paul and John the Proceeds if they are living then but Jane is not. But if only one of them is living, We owe him the Proceeds. If none of them is living, We owe the Owner.

Right to Change Death Benefit

Changes in Specified Amount.      You may change the Specified
Amount.  You  must send Us a written request for the change.  You may not
make changes more often than twice a year.  If We approve the change,
We
will send You an amended Contract Information page.  The amended
Contract
Information    page will show the change and the effective date of the
change.  Any    change in Specified Amount is subject to the following
conditions:

a.    If the Specified Amount is to be decreased:

  1.  The Specified Amount cannot be decreased to less than $50,000;

  2. The Specified Amount cannot be decreased to an amount that would cause the Maximum Premium Limits to be violated;

  3. All decreases in Specified Amount will decrease previous increases in reverse order before decreasing the initial Specified Amount; and

  4.  The Minimum Premium shown on Page 1 will not decrease.

b.    If the Specified Amount is to be increased:

  1.  The increase must be applied for on a supplemental application;

  2. We will need satisfactory evidence of the Insured's insurability; and

  3. The portion of the Specified Amount representing the increase may be assigned a Premium Class different from the Premium Class assigned to the original Specified Amount or to any other increases; and

  4.  The Minimum Premium shown on Page 1 will increase.

Changes in Death Benefit Option.       You may change the Death
Benefit  Option.  You must send Us a written request for the change.
The change will be effective on the date shown on the amended Contract Information page. We will require satisfactory evidence of the Insured's insurability to make this change. We will not allow a change if it would cause the Maximum Premium Limits to be violated.

a. If the change is from Option 1 to Option 2, the Specified Amount will be reduced to equal the current Specified Amount minus the current Contract Fund. This change will not be allowed if it would result in the Specified Amount being less than $50,000.

b. If the change is from Option 2 to Option 1, the Specified Amount will be increased to equal the current Specified Amount plus the current Contract Fund.

Your Investment Options

The Separate Account

The Separate Account.     The Separate Account is Our Separate
Account
A, established under the Insurance Laws of the State of South Dakota, and is a unit investment trust registered with the SEC under the Investment Company Act of 1940. It is also subject to the laws of South Dakota. We own the assets of the account; We keep them separate from the assets of Our General Account. We established the account to support variable life insurance contracts.

Initial Allocation.      If any premium is received on or
prior to the Record Date, the Invested Premium will be allocated to the General Account regardless of the allocation percentages You have indicated. The day following the Record Date, the value in the General Account will be reallocated among the Investment Divisions and the General Account as specified by You in the application.

Allocations.     The Separate Account has several Investment
Divisions. We list them on the application and in the Prospectus. You determine, using percentages, how Invested Premiums will be allocated to Our General Account or among the Investment Divisions. You may choose to allocate nothing to Our General Account or to a particular Investment Division. But any allocation You make must be at least 10 percent; You may not choose a fractional percent.

Example: You may choose a percentage of 0, or 100, or 10, 11, 12, and so on, up to 90. But You may not choose a percentage of 1 through 9, or 91 through 99, or any percent that is not a whole number. The total for all percentages must be 100 percent.

We reserve the right to limit the number of Investment Divisions in which you have funds invested.

The allocation of Invested Premiums that took effect the day following the Record Date is shown in the application. You may change the allocation for future Invested Premiums at any time if the Contract is in force. To do so, You must notify Us in writing in a form that meets Our needs. The change will take effect on the date We receive Your notice at Our Home Office.

A premium might be paid when the Contract Fund amount is less than zero. In that case, when We receive that premium, We first use as much of the Invested Premium as We need to eliminate the deficit in the Contract Fund. We will then allocate any remainder of the Invested Premium in accordance with Your most recent request.

Deductions are made from the unloaned portion of the General
Account and the Investment Divisions of Our Separate Account for cost of insurance, expense charges and other fees. You determine, using percentages, how these charges will be deducted from the Investment Options. Similar to premium allocation, You may choose a percentage of 0, or 100, or 10, 11, 12, and so on, up to 90. The total for all allocations must be 100 percent. You may change these allocations at any time if the Contract is not in default. Notification must be in writing and sent to Our Home Office. The change will take effect on the date We receive Your notice.

Transfers.     You may request in writing to transfer monies
from one Investment Division to another or between the Investment Divisions and the General Account. The minimum amount You may transfer is $200. This minimum need not come from any one Investment Division or be transferred to any one Investment Division. The minimum applies to the net amounts being transferred in Your request. You may make up to twelve transfers in each year without charge. For each additional transfer there is a charge of $25. This charge will be deducted from the Investment Divisions from which the transfer is being made in equal proportion to the number of such Investment Divisions on the day of the transfer. The amount remaining in the Investment Division after deducting the transfer and any transfer charge must be greater than zero.

The maximum amount that can be transferred from the General
Account to the Separate Account in any Contract Year is the larger of:

a. 25 percent of the unloaned amount in the General Account at the beginning of the Contract Year; or

b.    $1,000.

The Funds.     The word Funds, where We use it in this Contract
without qualification, means the Funds We identify in the application. The Funds are registered with the SEC under the Investment Company
Act
of 1940 as open-end diversified management investment companies.
The
Funds have several portfolios; there is a portfolio that corresponds to each of the Investment Divisions of Our Separate Account.

Account Investments.     We use the assets of Our Separate
Account to buy shares in the Funds. Each Investment Division is invested in a corresponding specific portfolio. Income and realized and unrealized gains and losses from Our shares in each portfolio are credited to, or charged against, the Investment Division.
This is without regard to income, gains, or losses in Our other investment accounts.

We will always keep assets in the Separate Account with a total value at least equal to the Contract Fund under Contracts like this one. To the extent those assets do not exceed this amount, We use them only to support those Contracts; We do not use those assets to support any other business We conduct. We may use any excess over this amount in any way We choose.

Change in Investment Policy.      A portfolio of the Funds might
make a material change in its investment policy. In that case, We will send You a notice of the change. Within 60 days after You receive the notice, or within 60 days after the effective date of the change, if later, You may exchange monies You have allocated to another
Investment Division of Our Separate Account.

Change of Fund.     A portfolio might, in Our judgement, become
unsuitable for investment by an Investment Division. This might happen because of a change in investment contract, or a change in the laws or regulations, or because the shares are no longer available for investment, or for some other reason. If that occurs, We have the right to substitute another portfolio of the Funds, or to invest in a Fund other than the ones We show on the application. But We would first seek approval from the SEC and, where required, the insurance regulator where this Contract is delivered.

Contract Values

The Value of Your Contract Fund.     The amount in
Your Contract Fund at any time is equal to the sum of the amounts You then have in Our General Account and in the Investment Divisions of Our Separate Account under this Policy.

The Contract Fund on the Contract Date is any Invested Premium received on or before the Contract Date minus the Monthly Deduction due on the Contract Date, plus or minus any investment experience since We received Your premium.

Your Value in Our General Account.      The amount You
have in Our General Account at any time is equal to the accumulation at interest of:

a. The Contract Fund in the General Account from the end of the previous Contract Month; plus
b. Invested Premiums allocated to, or transfers made to the General Account during the current Contract Month; minus
c. Any Monthly Deduction allocated to the General Account at the beginning of the current Contract Month; minus
d. Any partial withdrawals, transfers, or transfer charges taken from the General Account during the current Contract Month; minus
e. Any amount charged against the General Account for Federal or State Income Taxes.

We will credit the amount in Our General Account with interest
We determine based on Our future expectations.
The rates may be different for unloaned and loaned amounts. Such interest rates will not be less than an effective annual rate of
3.5 percent. Any interest in excess of 3.5 percent will be at the SOLE DISCRETION of Our Board of Directors and will also be stated as an effective annual rate.

Your Value in Our Separate Account.     The Separate Account
portion of the Contract Fund at any time is equal to the sum of the values of all Accumulation Units assigned to the Policy.

The number of Accumulation Units in any Investment Division is equal to:

a. The number of Accumulation Units in the Investment Division at the end of the previous Contract Month; plus
b. The number of Accumulation Units from Invested Premiums allocated to, or transfers made to the Investment Division during the current Contract Month; minus
c. The number of Accumulation Units from any Monthly Deduction allocated to the Investment Division at the beginning of the current Contract Month; minus
d. The number of Accumulation Units from any partial withdrawals, transfers or transfer charges allocated to the Investment Division during the current Contract Month, minus
e. The number of Accumulation Units from any amount charged against the
       Investment Division for Federal or State income taxes.

Accumulation Units.       We will credit amounts to or deduct
amounts from the Investment Divisions in the form of Accumulation Units. The number of Accumulation Units to be credited to or deducted from any Investment Division will be determined by dividing the amount to be credited to or deducted from that Investment Division by the Accumulation Unit Value of the Investment Division. Accumulation Units will be credited or deducted using the Unit Value for the day the transaction occurs.

Accumulation Unit Value.
    The Accumulation Unit Value of each Investment Division was set at the end of the first Valuation Period of the Investment Division.
The Accumulation Unit Value for each subsequent Valuation Period is then determined at the end of the Valuation Period and is the Net Investment Factor for that period multiplied by the Accumulation Unit Value for the immediately preceding Valuation Period. The Accumulation Unit Value for a
Valuation Period applies to each day in the period. The Accumulation Unit Value may increase or decrease from one Valuation Period to the next.

Net Investment Factor.
    The Net Investment Factor is an index used to measure the investment performance of an Investment Division from one Valuation Period to the next. The Net Investment Factor can be greater or less than one;
therefore, the value of an Investment Division unit may increase or decrease.

The Net Investment Factor for each Investment Division for a
Valuation Period is determined by adding (a) and (b), subtracting (c) and then dividing the result by (a) where:
a.      is the value of the assets at the end of the preceding Valuation
        Period;
b. is the investment income and capital gains, realized or unrealized, credited during the current Valuation Period;
c.      is the sum of:
    1. the capital losses, realized or unrealized, charged during the current Valuation Period plus any amount charged or set aside for taxes during the current Valuation Period; plus
    2. the deduction from the Investment Division during the current Valuation Period representing a daily charge equivalent to an effective annual rate of 0.90 percent.

Charges Against The Investment Division.       In determining
the values for the Accumulation Units, We make a daily charge equivalent to an effective annual rate of 0.90 percent against the assets of each Investment Division. This charge is for mortality and expense risks that We assume. At our sole discretion We may charge less than 0.90 percent after the tenth Contract Year.

The earnings of the Separate Account are taxed as part of Our operations. At the present time, We do not expect to incur taxes on earnings of any Investment Division to the extent the earnings are credited under the Contract. If We incur additional taxes due to the operation of the Separate Account, We may make charges for such taxes against the Investment Divisions.

Monthly Deduction.     The Monthly Deduction for a Contract
Month is equal to:
a.    An Expense Charge; plus
b.    The Risk Charge for that Contract Month; plus
c. The Rider Charge for that Contract Month. The Rider Charge is the cost of additional benefits provided by Rider(s).

Expense Charge.     The Expense Charge will not be more than $7.00.

Risk Charge.     The Risk Charge is determined on each Monthly
Anniversary.  It is equal to a. multiplied by the difference between
b. and c., divided by $1,000.
a.    The Risk Rate;
b.    The Insured's Death Benefit;
c. The Contract Fund after deducting the Expense Charge and the Rider Charge.

Invested Premium.     This is the portion of each premium
paid that We will add to the Contract Fund. It is equal to the premium paid, minus a deduction for premium taxes, minus a deduction for the Sales Charge.

Sales Charge.     The Sales Charge is 4 percent of each
premium paid.

Risk Rates.      Risk Rates are based on the Attained Age,
sex, and Premium Class of the Insured.
If We change
Risk Rates, the change will be based on sex, Attained Age, and Premium Class. The Risk Rates for an Insured in a Premium Class other than Special or Modified will never be more than those shown in the Table of Guaranteed Monthly Risk Rates.

           GUARANTEED MONTHLY RISK RATES
               Male          Female                  Male           Female
Attained  Non           Non           Attained  Non            Non
Age       Smoker Smoker Smoker Smoker Age       Smoker Smoker
Smoker   Smoker
0         .22           .16           50       .43     .84     .36      .57

1         .09           .07           51       .47     .92     .39      .61
2         .08           .07           52       .51    1.00     .42      .65
3         .08           .07           53       .57    1.10     .46      .71
4         .08           .06           54       .62    1.21     .49      .76
5         .07           .06           55       .69    1.33     .53      .81

6         .07           .06           56       .76    1.46     .57      .87
7         .07           .06           57       .83    1.59     .61      .92
8         .06           .06           58       .92    1.73     .65      .97
9         .06           .06           59      1.01    1.87     .69     1.02
10        .06           .06           60      1.11    2.04     .74     1.08

11        .07           .06           61      1.23    2.23     .80     1.16
12        .08           .06           62      1.37    2.44     .88     1.27
13        .09           .06           63      1.52    2.68     .97     1.39
14        .10           .07           64      1.69    2.94    1.08     1.53
15        .11   .15     .07   .08     65      1.87    3.21    1.20     1.68

16        .12   .16     .08   .08     66      2.08    3.51    1.32     1.82
17        .13   .18     .08   .09     67      2.29    3.81    1.44     1.97
18        .14   .18     .08   .09     68      2.53    4.12    1.57     2.12
19        .14   .19     .08   .10     69      2.79    4.47    1.71     2.28
20        .14   .19     .08   .10     70      3.09    4.85    1.87     2.46

21        .14   .19     .09   .10     71      3.43    5.29    2.08     2.70
22        .14   .19     .09   .10     72      3.83    5.78    2.33     3.00
23        .13   .19     .09   .10     73      4.27    6.33    2.63     3.35
24        .13   .18     .09   .11     74      4.77    6.93    2.98     3.75
25        .13   .18     .09   .11     75      5.31    7.58    3.36     4.20

26        .12   .17     .09   .11     76      5.87    8.25    3.79     4.67
27        .12   .17     .10   .12     77      6.47    8.93    4.24     5.17
28        .12   .17     .10   .12     78      7.10    9.62    4.74     5.69
29        .12   .17     .10   .13     79      7.78   10.34    5.29     6.27
30        .12   .18     .10   .13     80      8.55   11.13    5.92     6.92

31        .12   .18     .11   .14     81      9.41   12.01    6.66     7.67
32        .13   .19     .11   .14     82     10.39   12.99    7.51     8.52
33        .13   .20     .12   .15     83     11.49   14.06    8.48     9.52
34        .14   .21     .12   .16     84     12.70   15.19    9.56    10.61
35        .14   .23     .13   .17     85     13.98   16.35   10.74    11.79

36        .15   .24     .13   .18     86     15.33   17.49   12.03    13.04
37        .16   .26     .14   .20     87     16.72   18.68   13.41    14.36
38        .17   .29     .16   .22     88     18.15   19.94   14.90    15.76
39        .18   .31     .17   .24     89     19.65   21.21   16.52    17.23
40        .20   .35     .18   .26     90     21.23   22.51   18.27    18.89

41        .21   .38     .20   .29     91     22.95   23.88   20.22    20.72
42        .23   .42     .21   .32     92     24.87   25.50   22.45    22.79
43        .25   .46     .23   .34     93     27.20   27.62   25.15    25.28
44        .27   .50     .24   .37     94     30.43   30.60   28.74    28.74
45        .29   .55     .26   .40     95     35.49   35.49   34.16    34.16

46        .31   .60     .28   .43     96     44.52   44.52   43.54    43.54
47        .34   .65     .29   .46     97     62.83   62.83   62.19    62.19
48        .36   .71     .31   .49     98     83.33   83.33   83.33    83.33
49        .39   .77     .34   .53     99     83.33   83.33   83.33    83.33

Cash Surrender Value.     The Cash Surrender Value
is the Contract Fund less:

a.    Deferred Sales Charge;

b.    Deferred Issue Charge.

Net Cash Surrender Value.     Net Cash Surrender
Value is the Cash Surrender Value less any Contract Debt.

Deferred Sales Charge.     During the first 15 Contract
Years, You will incur a Deferred Sales Charge if You:

a.    Give up the Contract for its Net Cash Surrender Value; or
b.    Let the Contract lapse.

The Deferred Sales Charge is a percentage shown in the Deferred
Sales Charge Table, which varies by Contract Year, multiplied by the sum of the following items:

a.    26 percent of all premiums paid up to the SEC Guideline
      Premium shown on the Contract information page limited to premiums paid in the first two Contract Years;

b.    5 percent of all other premiums.

The sum of items a. and b. is also limited by the SEC Guideline
Premium, times 5 percent, times the expected future lifetime at issue as determined by the 1980 CSO Mortality Table or 20 years, whichever is less.

If there is an increase in Specified Amount, there will also be an increase in the SEC Guideline Premium. All additions to the Deferred Sales Charge due to this increase will be 5 percent of premiums. The maximum limit will also increase by the additional SEC Guideline Premium, times 5 percent, times the expected future lifetime at the time of the increase as determined by the 1980 CSO Mortality Table or 20 years, whichever is less. Totals in the Deferred Sales Charge prior to the increase in Specified Amount will not be affected.

If there is a decrease in Specified Amount, there will also be a decrease in SEC Guideline Premium. Future additions to the Deferred Sales Charge will follow the same rules as at issue with the new SEC Guideline Premium. Prior totals in the Deferred Sales Charge will not be affected.

           DEFERRED SALES CHARGE TABLE
      Contract           Contract             Contract
      Year    Percentage Year      Percentage Year      Percentage
       1       100 %      6         100 %      11        83.33 %
       2       100        7         100        12        66.67
       3       100        8         100.00     13        50.00
       4       100        9         100.00     14        33.33
       5       100       10         100.00     15        16.67
                                               16+        0.00


           DEFERRED ISSUE CHARGE TABLE
              Deferred             Deferred             Deferred
    Contract  Issue      Contract  Issue      Contract  Issue
      Year    Charge     Year      Charge     Year      Charge
        1      $3.00       6        $3.00      11        $2.50
        2       3.00       7         3.00      12         2.00
        3       3.00       8         3.00      13         1.50
        4       3.00       9         3.00      14         1.00
        5       3.00      10         3.00      15          .50
                                               16+        0.00

Deferred Issue Charge.     The Deferred Issue Charge varies
by Contract Year. You will incur this charge if You:

a.    Give up the Contract for its Net Cash Surrender Value;
b.    Let the Contract lapse.

The Deferred Issue Charge is equal to:

a.    The dollar amount shown in the Deferred Issue Charge table;
multiplied by

b. The number of thousands of the highest Specified Amount during the life of the Contract. (See the accompanying Deferred
      Issue Charge Table.)

Withdrawal of Cash Surrender Value.      You may request
in writing a withdrawal of part or all of the Cash Surrender Value on any Monthly Anniversary before the Maturity Date while the Insured is living.

If the total Cash Surrender Value is withdrawn, the amount payable will be:

a.    The Cash Surrender Value on the date of withdrawal; minus
b.    Any Contract Debt.

A partial withdrawal of up to 50 percent of the Net Cash Surrender Value, will be allowed in any one Contract Year. Withdrawals in excess of this amount will not be allowed. The withdrawal must be at least $200. The amount payable upon a partial withdrawal will be:

a.    The amount of withdrawal requested; minus
b.    A Withdrawal Charge.

When a partial withdrawal is made, the amount of the withdrawal will be deducted from the Contract Fund. The Specified Amount will be reduced by the amount of the withdrawal unless:

a.    Death Benefit Option 2 is in effect; or
b.    The Contract Fund after withdrawal times the Corridor
      Percentage for the next Contract Year exceeds the Specified Amount prior to withdrawal.

A partial withdrawal will not be allowed if it would result in the Specified Amount being less than $50,000 or if it would cause the Minimum Premium Limits to be violated.

For any withdrawal from the General Account, We reserve the right to defer payment for up to six months after We receive Your request. We will not defer payment if a partial withdrawal is to be used to pay premiums on Contracts with Us. If the withdrawal is requested within 30 days of a Contract Anniversary, the amount payable on withdrawal will not be less than what would have been payable on that Contract Anniversary, less any Contract Loans or partial withdrawals made on or after that date.

Withdrawal Charge.     There is no Withdrawal Charge for the
first withdrawal made in a Contract Year. There is a Withdrawal Charge of $25 or 2 percent of the amount withdrawn, whichever is less, for each subsequent withdrawal made in that Contract Year.

Annual Report of Contract Status

Annual Report of Contract Status
We will send You an annual report, at no charge, which gives a summary of this Contract's status as of the end of each Contract Year. This report will give information regarding the Death Benefit, Cash Surrender Value, premium payments, Cost of Insurance Charges, Monthly Deductions, and investment performance.

In addition to the annual report, We will prepare at Your request a projection of the results of this Contract for future years. We will not charge more than $25 for the preparation of this report.

Contract Loans

Contract Loans.     While this Contract is in force, and the
Insured is living, You may make written request for a Contract Loan. The amount of the loan can be any amount up to 92 percent of the Cash Surrender Value.
This Contract must then be assigned to Us as sole security for the loan. We reserve the right to defer payment for up to six months after the request. We will not defer payment if a loan is to be used to pay premiums on Contracts with Us. The interest rate that We charge on Contract Loans is 8 percent per year from the date of the loan, payable in arrears.

When You make a loan, You may tell Us how much of the loan is to be allocated to Your unloaned value in Our General Account and Your value in each Investment Division.

If You do not otherwise notify Us in writing, We will determine the allocation by Your instructions for other deductions. If this is not possible, We will use a pro rata method.

The loaned portion of Your Contract Fund will be kept as a part of Our General Account where it will earn interest of at least 3.5 percent per year. After the tenth Contract Year, for the portion of any Contract Loan that does not exceed the Contract Fund, minus the premiums paid, the rate credited to that portion of the Contract Fund will equal the rate charged for Contract Loans.

Repayment of Loans.     At any time, the total Contract Debt
is the sum of all Contract Loans and all interest that has accrued on them. Any unpaid interest will be added and bear interest at the same rate. All or part of the Contract Debt may be repaid at any time while this Contract is in effect and the Insured is living.
Loan repayments will be allocated according to the instructions You have given Us for premium allocations.

If the Insured dies before the loan is repaid, the loan will be deducted from the Proceeds of this Contract.

Excess Contract Debt.     The Contract Debt may grow to be more
than the Cash Surrender Value. If this should happen, Your Contract will enter the Grace Period.

Maturity Date

The Maturity Date of this Contract will be set at Attained Age 100 on the Contract Date.

If the Insured survives to Attained Age 100 and You ask Us to continue this Contract, We will extend the Maturity Date if in doing so this Contract still qualifies as Life Insurance according to the Internal Revenue Service and Your State.

By extending the Maturity Date, this Contract may not qualify as life insurance and may be subject to tax consequences.

A tax advisor should be consulted prior to electing to extend the Maturity Date.

In order to continue this Contract
beyond Attained Age 100, We will require that the Death Benefit not exceed the Contract Fund. Thus, if the Contract Fund decreases due to the investment experience, the Death Benefit may also decrease.

General Provisions

The Contract.     This Contract is issued in consideration of
the application,
    any supplemental applications, and payment of the initial premium. The Policy, the application and any supplemental applications for changes in Specified Amount and any Rider(s) attached to this Policy form the entire Contract.

We assume that all statements in the application were made to the best knowledge and belief of the persons who made them; in the absence of fraud, they are deemed to be representations and not warranties.
We relied on those statements when We issued the Contract. We will not use any statement to void the Contract or deny a claim unless that statement is made in the application or a supplemental application and a copy of such application is attached.

Incontestability.     If the Insured's death occurs within
the first two Contract Years, We have the right to deny payment of the Proceeds based on the information provided to Us in the application. We will not contest this
Contract after it has been in force during the Insured's lifetime for two years from the Contract Date except for any provisions granting disability benefits or accidental death benefits.

Any   change   in Specified Amount or any reinstatement effective
after the Contract Date will be incontestable after such    change
or any reinstatement has been in effect during the Insured's lifetime
for two years following the effective date of such    change,    or
such reinstatement.

Termination of Contract.     All benefits provided by this
Contract will cease if:

a.    You request that this Contract be terminated; or
b. The Insured dies. If Riders are attached to this Contract, Rider forms may provide for continuation of Rider benefits; or
c.    This Contract matures; or
d.    The Grace Period expires; or
e.    You withdrawal all the Cash Surrender Value; or
f.    The Contract Debt exceeds the Cash Surrender Value.

Contract Modifications.      Only Our President, Vice-
President, Secretary or Assistant Secretary can agree to modify this Contract, and then only in writing.

Right to Request this Contract for Change.     If You request a
change that would cause the information given on Contract
Information page, the application or any supplemental applications to be incorrect, We reserve the right to require that this Contract be returned to Us so that the appropriate change(s) can be made.

Right to Exchange this Contract.     During the first two
Contract Years, You may request to exchange this Contract for a Flexible Premium Adjustable Life Insurance contract that was available at the time this Contract was issued. The new contract will have the same Contract Date and Issue Age as this contract.
On the date of exchange, the new contract will also have the same Specified Amount, Death Benefit Option, and Contract Fund.

Ownership and Control.     Unless inconsistent with
the terms of any Beneficiary designation or any assignment or change in ownership:
a.    The Owner of this Contract is shown on the Contract
      Information page; and
b.    While the Insured is living, You alone are entitled to:
  1.  Any Contract benefits or value; and
  2. The exercise of any right and privilege granted in the Contract or by Us.

Contingent Owner.     The Owner, if other than the Insured,
may name or change the Contingent Owner while the Insured is alive. Upon the death of the Owner, the Contingent Owner will become the Owner. If no Contingent Owner has been named or is living, ownership will pass to the Owner's estate.

Assignment.     We will not be bound by any Assignment of
this Contract unless We receive the Assignment, or a copy of it, at Our Home Office. We are not obliged to see that an Assignment is valid or sufficient.

Suicide Exclusion.     If the Insured commits suicide,
while sane or insane, within two years of the Contract Date, Our total liability will be limited to the premium paid prior to death, less any Contract Debt and partial withdrawals.

If the Insured commits suicide, while sane or insane, within two years of the effective date of any increase in Specified Amount, Our total liability with respect to such increase will be limited to the Risk Charge made for such increase.

Misstatement of Age or Sex.     If the Contract is
in error with regard to the Insured's age or sex, the Death Benefit will be the amount provided based on the most recent Risk Charge at the correct age or sex.

Non-participation.     Nonparticipation is defined as follows:
a. Risk Rates, Expense Charges, and interest rates are determined and redetermined only prospectively.
b.     You are not entitled to participate in company profits.
c.     We will not recoup losses by means of premium or factor changes.

Payment Options

Payee.
    A Payee is person who has the
right to receive the Proceeds under this Contract.

Option Date.     The Option Date is the date of
death of
the Insured or the date of any other ending of this Contract.

Payment of Proceeds.
<BP2/BD>Payment.     The Proceeds may be paid in one sum or all or
part of
this sum may be applied to any Payment Option. If no Payment Option is chosen, We will pay interest on the Proceeds from the Option Date to the date of payment. The interest rate will be that being paid on Payment Option 4 on the Option Date.

Claims of Creditors.     To the extent allowed by Law, the
Proceeds
will not be subject to any claims of a Payee's creditors.

Payment Options Available.

Election of Payment Options.

By Owner: While the Insured is living, You may choose, or change the choice of, any Payment Option, unless the previous choice provides otherwise.

By Payee: If the Proceeds are payable
in one sum, the Payee may choose any Payment Option.

Conditions.     Any choice must be in writing in a form
approved by
Us. Our consent is needed for a Payment Option to be used for any Payee under any of these conditions
a.     The Payee is not a natural person;
b.     The Payee will be paid as assignee;
c. The amount to be applied for the Payee is less than $10,000;
d.     Each payment to the Payee would be less than $50.

Payment Option 1. -- Payment for a Specified Period.
    We will make equal monthly payments which will start on the Option Date and will run for one to 30 years, as shown. The guaranteed minimum monthly payments will be based on 2.75 percent. The payments may be increased by additional interest.

Payment Option 2. -- Payment of Life Income. <lt>We will make equal monthly payments which will start on the Option Date and will run as long as the Payee lives.
The amount of the payment will depend on the age and sex of the Payee on the Option Date.

We must have proof of the Payee's date of birth. Either of the following terms may be chosen:
a. Life Income, Guaranteed Period. -- The payments will run for the life of the Payee with guaranteed payments for five, ten, or twenty years, as chosen;
b. Life Income Only. -- The payments will run only during the lifetime of the Payee.

We reserve the right to require proof that the Payee is alive when each payment is due.

Payment
Option 3. -- Payment of a Specified Amount.     We will make equal
payments every one, three, six, or twelve months, as chosen. The payments will start on the Option
Date and will
run until the Proceeds applied, together with interest at the rate of at least 2.75 percent a year on the unpaid balance, are fully paid. The final payment will be any balance equal to or less than one payment. The payments may be increased by additional interest.

Payment Option 4. -- Proceeds Left at Interest.     The
Proceeds may be left with Us for any length of time agreed upon. Interest will be at the rate of at least 2.75 percent a year or the minimum as required by the state the Insured resides in. The interest may be left with Us to accumulate, or it may be paid every one, three, six, or twelve months, as chosen. If the interest is to be paid, the first payment will be at the end of the first interest period.

Payment Option 5. -- Annuity.     We will make payments
like those of any life annuity We then regularly issue which is bought by a single sum. (This does not include contracts which are used to qualify for special Federal Income Tax treatment as a retirement plan.) Each payment will be 103 percent of the amount We would pay if the Proceeds were used to buy such an annuity on the Option Date. The first payment will be at the end of the first installment period. We must have proof of the Payee's date of birth.

Other Payment Options Available.     We may agree to pay
the
Proceeds in any other manner.

Payment Contracts.

Issue.     When a Payment Option is chosen, We will issue
a Payment
Contract in exchange for this Contract. The effective date of the Payment Contract will be the Option Date.

Assignment.     Payment Contracts may not be assigned.

Withdrawal of Proceeds.     The Payee has the right to
withdraw the Proceeds under a Payment Option if so provided in the Payment Contract. We may postpone payment of any amount to be withdrawn for not more than six months from the date We receive the written request for withdrawal at Our Home Office.

Changing Options.     A Payee under Option 1, 3, or 4 may
change to another option on using the sum which the Payee could withdraw on the date the new option is to start. In some cases, the Payee will need Our consent to change an option. We describe these cases under Conditions.

Death of Payee.     If any payments remain to be paid
under a Payment Option at the death of the Payee, payment will be made according to the terms of the Payment Contract.

VUL3 FORM





Disability Benefit Rider

Benefit.
This Rider provides disability insurance on the Insured.  If   the
Insured becomes totally disabled while this Contract and Rider are in
force,   We will
waive any Monthly Deductions which become due during the continued
Total
Disability of the Insured. While Monthly Deductions are being waived, the Death Benefit Option in effect must be Option 2. If this requires a change in Death Benefit Option, the Specified Amount will be reduced to equal the current Specified Amount minus the current Contract Fund.

Total Disability.     Total Disability means   that the
Insured is unable to engage for gain or profit in any occupation for which the Insured is or could become qualified by reason of education, training or experience. Being a homemaker or student is considered engaging for gain or profit in an occupation.

To approve a claim for benefits under this Rider, We require that:

a.    You send Us proof of disability;
b.    The disability has continued for six consecutive months;
c.    The disability resulted from bodily injury or disease; and
d. The disability began while this Contract and Rider were in force and after age 15 of the Insured.

If the Insured becomes totally disabled while this Contract is in the Grace Period, You must pay enough premium so that all Monthly Deduction then due can be made.

Total disability is presumed if the Insured suffers a total   and
permanent loss while this Contract and Rider are in force after age 15, of:

a.    The use of both hands or both feet;

b.    The use of one hand and one foot; or

c.    Sight in both eyes.

Causes of Disability Not Covered.     The Monthly Deduction will
not be waived if the Total Disability results from:

a.    Intentionally self-inflicted injury; or
b. Insurrection or war, declared or undeclared, or any act incident to war, whether or not the Insured is in military service.

Notice and Proof of Claim.

Initial Proof of Total Disability.     Written notice and proof
of claim must be given to Us at Our Home Office:

a.    While the Insured is living;
b.    While total disability continues; and
c.    Not more than one year after the beginning of the disability.

Failure to give notice and proof within one year will not void a claim if it is shown that the notice and proof were given as soon as was reasonably possible.
We will waive the Monthly Deduction on each Monthly Anniversary after the start of Total Disability as if We had received earlier notice of proof. However, We will not waive the Monthly Deduction on more than 12
Monthly
Anniversaries preceding the date We actually did receive notice and proof.

Proof of Continuance of Total Disability.     Proof of
continuance of total disability will be required at reasonable intervals.
We may require        that the Insured be examined at reasonable
intervals.  Any        such examination
will be at Our expense by an examiner whom We will name. If proof is not furnished on request or the Insured fails to submit to examination, all benefits under this Rider will end.

Cost of This Rider.

The cost for this Rider is determined on each Monthly
Anniversary. The Monthly
Deduction for this Contract is increased by the cost of this Rider. The cost of this Rider is equal to the rate shown in the following table multiplied by the number of thousands of the Insured's Death Benefit divided by 1.0036748 less the Contract Fund. In addition to this amount, the following costs are added for any Riders that are a part of this Contract.

If this Contract includes:

a. Term Insurance For Additional Insureds - Add the amount shown in the following table multiplied by the total number of thousands of Benefit Amount for Additional Insureds;

b.    Family Insurance Rider - Add $.09 per Unit of Family Insurance
      Rider;

c.    Children's Insurance Rider - Add $.03 per Unit of Children's
      Insurance Rider.

          MONTHLY DISABILITY RATES PER $1,000
    Attained   Standard          Ordinary
    Age of     Premium Class     Premium Class
    Insured    Male  Female      Male  Female
    15-32      .01   .01         .01   .01
    33         .01   .01         .01   .02
    34         .01   .01         .01   .02
    35-39      .01   .01         .01   .02
    40         .01   .01         .02   .02
    41         .02   .02         .02   .02
    42         .02   .02         .02   .02
    43         .02   .02         .03   .02
    44         .02   .02         .03   .03
    45         .02   .02         .03   .03
    46         .04   .03         .05   .04
    47         .04   .04         .05   .05
    48         .04   .04         .05   .05
    49         .04   .04         .06   .05
    50         .05   .04         .07   .06
    51         .05   .05         .07   .07
    52         .06   .05         .08   .08
    53         .06   .06         .10   .09
    54         .07   .07         .11   .11
    55         .09   .07         .12   .11
    56         .10   .08         .13   .12
    57         .11   .09         .15   .14
    58         .12   .10         .16   .16
    59         .14   .12         .19   .18

General Provisions.

Effective Date.     The Effective Date of this Rider is the Contract
Date of this Policy unless otherwise shown on Page 1.

Termination of Coverage Under this Rider.     This Rider will
terminate on the earliest of the following dates:

a.    The Anniversary next following the Insured's 60th birthday;
b. The Monthly Anniversary next following Our receipt of Your request that this Rider be terminated; or
c.    The date this Contract terminates.

Other General Provisions.

a.    This Rider is a part of this Contract;

b. This Rider is issued in consideration of the application and payment of the first month's cost for this Rider;

c. The terms and conditions of this Contract apply to this Rider unless specifically excluded;

d. When the Insured has recovered from Total Disability, You should immediately give Us written notice; and

e.    This Rider does not pay dividends.

WPT-21

Accidental Death Benefit Rider

ADB Insured -     any person insured under this Rider.  Page 1
of this Contract lists each ADB Insured.

Benefit Amount -     the amount of accidental death insurance
provided on the life of an ADB Insured by this Rider.  The Benefit Amount
can vary from    one ADB Insured to another.  Page 1 of this Contract
lists the Benefit Amount of this Rider for each ADB Insured.

Effective Date -     the Contract Date unless otherwise shown   on
Page 1.

Benefit.
This Rider provides monthly renewable Accidental Death Insurance on the life of each ADB Insured. We will pay the Benefit Amount for that ADB Insured if we receive due proof that the death of that ADB Insured:

a. Was a direct result of accidental bodily injury, independent of all other causes, and the injury is evidenced by a visible bruise or wound on the body except in the case of drowning or internal injuries evidenced by an autopsy;

b.    Occurred within 90 days from the date of the injury; and

c.    The injury occurred while this Contract and Rider were in effect.

We will pay twice the Benefit Amount in lieu of the amount We would otherwise pay if:

a.    The death of the ADB Insured occurred under the above conditions;
       and

b. The injury occurred while the ADB Insured was riding as a fare-paying passenger in a plane, train, bus, taxi, or other vehicle licensed and operating as a common carrier.

           TABLE OF ACCIDENTAL DEATH BENEFIT RATES
                (STANDARD PREMIUM CLASS)
        Monthly Rates Per $1,000 of Benefit Amount
    Attained   Attained   Attained
    Age  Rate  Age  Rate  Age    Rate
    5   .03    27   .08   49    .08
    6   .03    28   .08   50    .08
    7   .03    29   .07   51    .08
    8   .03    30   .07   52    .08
    9   .03    31   .07   53    .08
    10  .03    32   .07   54    .08
    11  .03    33   .07   55    .08
    12  .03    34   .07   56    .08
    13  .04    35   .07   57    .08
    14  .06    36   .07   58    .09
    15  .09    37   .07   59    .09
    16  .11    38   .07   60    .09
    17  .11    39   .07   61    .09
    18  .11    40   .08   62    .10
    19  .12    41   .08   63    .10
    20  .12    42   .08   64    .10
    21  .12    43   .08   65    .11
    22  .12    44   .08   66    .11
    23  .11    45   .08   67    .11
    24  .10    46   .08   68    .12
    25  .09    47   .08   69    .12
    26  .08    48   .08   70    .13

Deaths Not Covered.
We will not pay the Benefit Amount if the ADB Insured's death results from:
a. Operating, descending from (while in flight), or riding in any aircraft in which the ADB Insured has any duties;

b. Committing, or attempting to commit, a felony or resisting or fleeing from arrest;

c.    Infirmity or disease of the body or mind;

d. Voluntarily taking, inhaling, or absorbing into the body any hallucinogen, narcotic, or other drug unless prescribed for the ADB Insured by a physician;

e. Suicide or intentional self-inflicted injury, while sane or insane; or

f. Insurrection or war, declared or undeclared, or any act incident to war whether or not the ADB Insured is in military service.

Cost of This Rider.
The total cost of this Rider is the sum of the Rider cost for   each
ADB Insured. This cost is determined on each Monthly Anniversary, and the
Monthly Deduction for this Contract is increased by the total monthly cost for this Rider. The monthly cost for each ADB Insured is equal to:

a.    The Accidental Death Benefit rate, shown below, for the ADB
       Insured's Attained Age; multiplied by
b.    The Benefit Amount of this Rider for the ADB Insured.

General Provisions.

Termination of Coverage Under This Rider.     The date of
termination of coverage under this Rider is determined for each ADB Insured individually. Coverage under this Rider will terminate on the earliest of the following dates, as these dates apply to each ADB
Insured:

a. The Contract Anniversary next following the ADB Insured's 70th birthday; or
b. The Monthly Anniversary next following Our receipt of Your request that coverage under this Rider be terminated for the ADB Insured.

Other General Provisions.

a.    This Rider is a part of this Contract;

b. This Rider is issued in consideration of the application and payment of the first month's cost for this Rider;

c. This Rider is subject to all of the provisions of this Contract except where specifically excluded; and

d.    This Rider does not pay dividends.

ADBT-12

Term Life Insurance Rider For Additional Insured(s)

Additional Insured -     any person insured under this Rider.
Page 1 of this Contract lists each Additional Insured.

Benefit Amount -     the amount of term life insurance  provided
on the life of an Additional Insured by this Rider. The Benefit Amount can vary from one Additional Insured to another. Page 1 of this Contract lists the Benefit Amount of this Rider for each Additional Insured.

Effective Date -
the Contract Date unless otherwise shown on Page 1.

Benefit.     This Rider provides term life insurance on the
life of each Additional Insured. Upon the death of an Additional Insured, We will pay the Benefit Amount of this Rider for that Additional Insured if We receive due proof that the death occurred while this Contract and Rider were in effect. We will pay the Benefit Amount according to the Beneficiary designation shown in the deceased Additional Insured's application for this Rider, or any later change in that designation.

Cost of This Rider.
The total cost of this Rider is the sum of the Rider cost for each Additional Insured. This cost is determined on each Monthly Anniversary, and the Monthly Deduction for this Contract is increased by the total monthly cost for this Rider. The monthly cost for each Additional Insured is equal to:

a. The Risk Rate as described in the Contract Values Provision of this Contract for the Additional Insured's Attained Age and sex;
      multiplied by

b.    The Benefit Amount of this Rider for the Additional Insured.

Conversion.
An Additional Insured may submit an application to convert the coverage under this Rider to a new contract, without evidence of insurability, at any time prior to the Additional Insured's age 70. This Contract and Rider must be in effect at the time of conversion. You must send Us a written request for conversion. We may require that this Contract be returned to Us at the time of conversion. The new contract will be subject to the following conditions:

a. The new contract can be any plan We then have available for conversion. At least one plan of insurance will be available;

b. The premium will be at the rate in use by Us, on the date of conversion and at the Attained Age of the Insured, for the new contract chosen;

c. The Amount of Insurance of the new contract may not be greater than the Benefit Amount of this Rider for the Additional Insured at the time of conversion;

d. The first premium must be paid for the new contract at the time of conversion;

e. The Benefit Amount of this Rider for the Additional Insured making the conversion will be reduced by the amount of the new contract;

f. Riders providing disability or Accidental Death Benefits will be included in the new contract if evidence of insurability is furnished;

g. For the Amount of Insurance You are entitled to convert, the Suicide and Incontestable periods of the new contract will be measured from the Effective Date of this Rider.

If this Rider is terminated because this Contract has terminated due to the death of the Insured or the maturity of this Contract, each Additional Insured may convert his or her coverage under this Rider, subject to the conversion rules above the following conditions:

a. We receive the application for conversion within 31 days of the termination of this Contract. If an Additional Insured dies during this 31 day conversion period without requesting conversion, We will pay the Benefit Amount of this Rider for that Additional Insured; and

b. The age 70 limitations will be waived for conversion under this provision.

General Provisions.

Termination of Coverage Under This Rider.      The date of
termination of coverage under this Rider is determined for each Additional Insured individually. Coverage under this Rider will terminate on the earliest of the following dates, as these dates apply to each Additional Insured:

a. The Anniversary next following the Additional Insured's 100th birthday;

b. The Monthly Anniversary next following Our receipt of Your request that coverage under this Rider be terminated for the Additional Insured; or

c.    The date that this Contract terminates.

Applicability of Contract Provisions to this Rider.      This
Rider is subject to all of the provisions of this Contract except where specifically excluded. In particular, the provisions regarding the Insured's coverage under this Contract are equally applicable to the Additional Insured's coverage under this Rider, unless stated otherwise.

Other General Provisions.

a.    This Rider is a part of this Contract;

b. This Rider is issued in considerations of the application and payment of the first month's cost of this Rider; and

c.    This Rider does not pay dividends.

TRT-66

Cost of Living Rider

Benefits.      On each Increase Date, all benefits that are
eligible for increase
will be increased, unless Monthly Deductions are being waived. The maximum amount of increase on each Increase Date for any benefit will be $25,000. No benefit will be increased such that the total amount of the benefit would be in excess of $500,000. "Increase Date" means every Contract Anniversary, that is the first, second, etc., Contract Anniversaries.

Unless this Rider has terminated with respect to any of the benefits below, the initial Specified Amount is eligible for increases if these benefits were issued in the Nonsmoker or Ordinary Premium Class as shown on Page 1.

       TABLE OF COST OF LIVING RIDER RATES
                  Monthly Rates per                   Monthly Rates per
                  $1,000 of Initial                   $1,000 of Initial
     Attained     Specified Amount         Attained   Specified Amount
     Age of       Eligible for Increase    Age of     Eligible for Increase
     Insured      Male     Female          Insured    Male     Female
     0-30         .01       .01

      31          .02       .01               46      .07       .05
      32          .02       .01               47      .08       .05
      33          .02       .01               48      .09       .06
      34          .02       .01               49      .10       .06
      35          .02       .02               50      .11       .07

      36          .03       .02               51      .12       .07
      37          .03       .02               52      .13       .08
      38          .03       .02               53      .14       .09
      39          .04       .03               54      .15       .10
      40          .04       .03               55      .16       .11

      41          .04       .03               56      .17       .11
      42          .05       .03               57      .18       .12
      43          .05       .04               58      .19       .13
      44          .06       .04               59      .20       .14
      45          .07       .04               60      .22       .15
                                              61      .23       .16
                                              62      .24       .17
                                              63      .26       .18
                                              64      .28       .19
                                              65      .30       .20

Calculation of Increase Amount.
The increase in Specified Amount for the Insured on any Increase
Date will be equal to a. times b.
a. The portions of the initial Specified Amount in effect at the issue that are in the Nonsmoker or Ordinary Premium
      Class.

b.    6 percent.

Rejection of Increase.
On each Increase Date, We will mail You a revised Page 1 reflecting the benefits that have been increased. Acceptance of these increases is automatic unless You reject any increase by written notice and return the revised Page 1 to Us within 30 days of the Increase Date.

Effective Date of This Rider.
This Rider is effective on the Contract Date unless otherwise shown on Page 1. Increases will begin on the first Increase Date which occurs one year after the effective date.

Termination of This Rider.
A Specified Amount will be ineligible for any further increase when any of the following occur:

a. An increase in the Specified Amount provided by this Rider is rejected.

b.    The Specified Amount is decreased.

c. The Anniversary following the 65th birthday of a person covered under this Rider.

d.    This Contract terminates.

e. We receive Your written request that coverage under this Rider be terminated.

Cost of This Rider.
The cost of this Rider is determined on each Monthly
Anniversary and the Monthly Deduction for this Contract is increased by the total monthly cost for this Rider. The monthly cost for this Rider is equal to:

a.    The Cost of Living Rider premium rate, as shown
      In the Cost of Living Rider Rates Table, for the person's attained age and sex; multiplied by,

b. the number of thousands of initial Specified Amount eligible for increase for that person.

Reinstatement.
If the benefits of this Rider have been terminated, they may be reinstated by providing Us satisfactory proof of the insurability of the person for which they are being reinstated.

General Provisions.
a.    This Rider is part of this Contract.

b. This Rider is issued in consideration of the application and payment of the first month's cost for this Rider.

c. This Rider is subject to all of the provisions of this Contract unless specifically excluded.

d.    This Rider does not pay dividends.

TRT-75

Guaranteed Insurability Rider

Additional insurance on the life of the Insured, without evidence of insurability may be purchased on each Regular and Special Option Date specified in this Rider. The additional insurance purchased on any Option Date may not be more than the Benefit Amount shown on Page 1 of this Contract and may not be less than $5,000.

                 SCHEDULE OF REGULAR OPTION DATES
             Option Date:     Contract Anniversary on
       Age At                 Which Insured's Age is Shown Below
       Issue                  1st    2nd    3rd    4th    5th    6th
      Of This                 Option Option Option Option Option Option
      Policy                  Date   Date   Date   Date   Date   Date

       0-24                    25     28     31     34     37     40
       25-27                   28     31     34     37     40     ---
       28-30                   31     34     37     40     ---    ---
       31-33                   34     37     40     ---    ---    ---
       34-36                   37     40     ---    ---    ---    ---

Option Dates
Regular Option Dates.      The Regular Option Dates
are shown in the Schedule of Regular Option Dates above. Each Regular Option Date will occur if:

a.   Such date has not been voided by the choice of a Special
     Option Date, as described under "Choosing Option Dates";
     and

b.   This Rider is in force.


Special Option Dates.      Special Option Dates
will occur 3 months after the date of:

a.    The Insured's marriage; or

b. The birth of each living child born of the Insured's marriage; or

c.    The legal adoption of a child by the Insured.

This Rider must be in force. If a Special Option Date would occur after the 28th calendar day of a month, the Special Option
Date will automatically be changed to the first day of the next calendar month.

Before a Special Option can be elected, We have the right to require due proof of marriage (resulting from a marriage ceremony conducted by a third person legally authorized to do
so), birth, or adoption which created the Special Option.

Choosing Option Dates.

Additional insurance may be requested in writing. This written request must be signed by the Insured, any assignee, and the Owner if other than the Insured. We must receive such request within three months before the Option Date on which the additional insurance will be issued. Each choice of a Special Option Date will void the Regular Option Date which occurs on or after such Special Option Date. If any Regular Option Date(s) has (have) already been voided, We will void the next Regular Option Date. It is possible that all the Regular Option Dates will be voided due to the choice of Special Option Dates. If this is the case, Special Option Dates will continue to be available. The Special Option can not be elected more than twenty times.

Additional insurance issued under any option in this rider will be the same risk classification as this contract. Risk rates for this additional insurance will be based on the Attained
Age.

Termination of Rider.
This rider shall automatically end on the earlier of these dates:

a.    The Contract Date after the Insured's age 40;

b.    The date that this Contract terminates.

You may terminate this rider on the Monthly Anniversary next following Our receipt of Your request that coverage under this Rider be terminated.

General Provisions.

a.  This Rider is part of this Contract.

b. Charges for this Rider are shown on Page 1 of this Contract, and increase the Monthly Deduction of this Contract.

c. The terms and conditions of this Contract apply to this Rider unless otherwise provided.

d. The issue date of this rider is the Contract Date unless otherwise specified on Page 1 of this Contract.

e. This Rider is issued in consideration of the application and payment of the first month's cost of this Rider.

TRT-74

Disability Rider

Benefit.
During the Total Disability of the Insured, We will pay into the Contract Fund of this Contract the Monthly Disability Benefit shown on Page 1 for each complete month of Total Disability but not beyond age 65 of the Insured. Disability Benefits will be paid to the Insured if payment into the Contract Fund violated Federal Guidelines.

Total Disability.

Total Disability Defined.      Total disability means that the
Insured is unable to engage for gain or profit in any occupation for which the Insured is or could become qualified by reason of education, training or experience. Being a homemaker or student is considered engaging for gain or profit in an occupation.

To approve a claim for benefits under this Rider, We require that:

a.    You send Us proof of disability; and

b.    The disability has continued for six consecutive months;
      and

c.    The disability resulted from bodily injury or disease; and

d. The disability began while this Contract and Rider were in force and after age 15 of the Insured.

If the Insured becomes totally disabled while this Contract is in the Grace Period, You must pay enough premium so that all Monthly Deductions then due can be made.

Total disability is presumed if the Insured suffers a total and permanent loss while this Contract and Rider are in force after age 15, of:

a.    The use of both hands or both feet; or
b.    The use of one hand and one foot.

Causes of Disability Not Covered.     The Disability Benefit will
not be paid into the Contract Fund if the Total Disability results from:

a.    Intentionally self-inflicted injury; or

b. Insurrection or war, declared or undeclared, or any act incident to war, whether or not the Insured is in the military service.

Notice and Proof of Claim
Initial Proof of Total Disability.      Written notice
and proof of
claim must be given to Us at Our Home Office.

a.    While the Insured is living; and

b.    While Total Disability continues; and

c.    Not more than one year after the beginning of the disability.

Failure to give notice and proof within one year will not void a claim if it is shown that the notice and proof were given as soon as possible. We will pay the Disability Benefit into the Contract Fund on each Monthly Anniversary after the start of the Total Disability as if We had received earlier notice of proof. However, We will not pay the Disability Benefit on more than six Monthly Anniversaries preceding the date We actually did receive notice and proof.

Proof of Continuance of Total Disability.      Proof of
continuance of total disability will be required at reasonable intervals. We may require that the Insured be examined at reasonable intervals. Any such examination will be at Our expense by an examiner whom We will name. If proof is not furnished on request or the Insured fails to submit to examination, all benefits under this Rider will end.

Cost of This Rider.
The cost of this Rider is determined on each Monthly
Anniversary. The Monthly Deduction for this Contract is increased by the cost of this Rider. The cost of this Rider is shown on Page 1.

General Provisions.
Effective Date.      The Effective Date of this Rider is the
Contract Date of this Policy unless otherwise shown on Page 1.

Termination of Coverage Under this Rider.      This Rider will
terminate on the earliest of the following dates:

a.    The Anniversary next following the Insured's 65th birthday.

b. The Monthly Anniversary next following Our receipt of Your request that his Rider be terminated.

c.    The date this Contract terminates.

Other General Provisions.

a.    This Rider is part of this Contract.

b. This Rider is issued in consideration of the application and payment of the first month's cost for this Rider.

c. The terms and conditions of this Contract apply to this Rider unless specifically excluded.

d. When the Insured has recovered from Total Disability, You should immediately give Us written notice.

e.    This Rider does not pay dividends.

WPT-23

Family Insurance Provision

Term Insurance on Spouse and Insured Children

Definitions

Spouse -     the Insured's spouse as named in the application
for this Contract.

Insured Child -     a child or stepchild born to or adopted by
the Insured. An Insured Child must be named in the application for this Rider or be born to or adopted by the Insured after the date of the application. An Insured Child must be at least 15 days old but not yet 21 years old when his or her insurance under this Rider begins.

Effective Date of this Rider.     The Contract Date of this
Contract unless otherwise shown on Page 1.

Expiration Date.     As shown on Page 1 of this Contract.

Benefits

Term Insurance.     This Rider provides the following amounts of
term insurance for each unit of Family Insurance Provision as shown on Page 1. We will pay these amounts when We receive proof of the death of the Spouse or an Insured Child while this Contract and Rider are in force.

a.  Insurance on Spouse.      We will pay the benefit from the
following table upon death of the Spouse. The benefit decreases each year as the attained age of the Spouse increases.

b.  Insurance on Insured Children.     We will pay $1,000
upon the death of an Insured Child. The death must occur while the Insured Child is at least 15 days old but not yet 25 years old.

           BENEFIT TABLE
   Attained  Benefit  Attained  Benefit  Attained  Benefit
   Age       Per Unit Age       Per Unit Age       Per Unit
   16        11,760   36        6,960    56        2,160
   17        11,520   37        6,720    57        1,920
   18        11,280   38        6,480    58        1,680
   19        11,040   39        6,240    59        1,440
   20        10,800   40        6,000    60        1,200

   21        10,560   41        5,760    61        1,080
   22        10,320   42        5,520    62          960
   23        10,080   43        5,280    63          840
   24        9,840    44        5,040    64          720
   25        9,600    45        4,800

   26        9,360    46        4,560
   27        9,120    47        4,320
   28        8,880    48        4,080
   29        8,640    49        3,840
   30        8,400    50        3,600

   31        8,160    51        3,360
   32        7,920    52        3,120
   33        7,680    53        2,880
   34        7,440    54        2,640
   35        7,200    55        2,400

Paid-Up Insurance Benefits.     If the Insured dies, the
term insurance on the Spouse and the Insured Children will become fully paid-up. Upon the death of the Spouse, the term insurance on the Insured Children will become fully paid-up.
This paid-up term insurance may be surrendered prior to its expiration for its Cash Value. The Cash Value will be equal to the net single premium for the paid-up benefits on the date of surrender based on the 1980 CSO table at 5%. Within thirty-one days after a Contract Anniversary, the Cash Value will not be less than it was on the anniversary.

Payment of Benefits Under This Rider

The beneficiary named in the application will not be used in paying benefits under this Rider. All benefits will be paid as follows:

a.    to You, if living; if not,
b.    to the Insured, if living; if not,
c.    to the Spouse, if living; if not,
d.    in equal shares to surviving Insured Children, if any;
      if not,
e. to the estate of the insured person whose death made the benefit payable.

Cost of This Rider

The cost of this Rider is determined on each Monthly
Anniversary and the Monthly Deduction for this Contract is increased by the monthly cost for this Rider. The monthly cost for this rider if those insured under this Rider are in the Standard premium class, is equal to the number of units of this Rider as shown on Page 1, multiplied by $1.72.

Conversion

Upon termination of coverage under this Rider, any person insured under this Rider may submit an application to convert his or her coverage to a new contract, without evidence of insurability. We must receive a written request within 31 days following the termination of coverage under this Rider. The new contract will be subject to the following conditions:

a. The new contract can be any plan We then have available for conversion. At least one plan of insurance will be available.

b. The premium will be at the rate in use by Us, on the date of conversion and at the Attained Age of the Insured, for the new contract chosen.

c. If the Spouse requests conversion, the amount of insurance of the new Contract must be the amount of term insurance provided by this Rider on the date this Rider terminated.

d. If an Insured Child requests conversion, the amount of insurance on the new contract must be at least $1,000 but not more than five times the amount of term insurance provided by this Rider on the Insured Child's life.

e. The first premium must be paid for the new contract at the time of conversion.

f. Riders providing disability or accidental death benefits will be included in the new contract if evidence of insurability is furnished.

g. For the amount of Insurance You are entitled to convert, the Suicide and Incontestable periods for the new Contract will be measured from the Effective Date of the Rider.

If a person who could convert dies during the 31 day conversion period without requesting conversion, We will pay $1,000 for each Rider Unit shown on Page 1.

General Provisions

Termination of Coverage Under This Rider.     Coverage under this
Rider will terminate  on the earliest of the following dates:

a.    The Contract Anniversary next following the Insured's
      65th birthday.

b. The Monthly Anniversary next following Our receipt of Your request that this Rider be terminated.

c.    The end of the Grace Period of any unpaid premium.

d. Benefits under this Rider for any Insured Child will end on the child's 25th birthday.

Suicide.     If any person insured under this Rider,
while sane or insane, dies by suicide within two years after the Effective Date of this Rider, We will pay as the proceeds of this Rider the sum of the premiums paid for this Rider. However, within 31 days following the date of such suicide, any surviving person insured under this Rider may convert as described in the Conversion provision.

Incontestability.     After this rider has been in force for a
period of two years from the Effective Date, it will be incontestable except for nonpayment of premium.

Other General Provisions.

a.    This Rider is a part of this Contract.

b. This Rider is issued in consideration of the application and payment of the first month's cost for this Rider.

c. This Rider is subject to all of the provisions of this Contract except where specifically excluded.

d.    This Rider does not pay dividends.

TR67C1

Children's Insurance Provision

Definitions

Insured Child -     a child or stepchild born to or adopted  by
the Insured. An Insured Child must be named in the application for this Rider or be born to or adopted by the Insured after the date of the application. An Insured Child must be at least 15 days old but not yet 21 years old when his or her insurance under this Rider begins.

Effective Date -     the Contract Date unless otherwise shown on
Page 1.

Benefits

Term Insurance.     This Rider provides $1,000 of term insurance
on each Insured Child for each unit of Children's Insurance Rider as shown on Page 1. We will pay that amount when we receive due proof that the death of an Insured Child occurred while this Contract and Rider were in effect. The death must occur while the Insured Child is at least 15 days old but not yet 25 years old.

Paid Up Insurance Benefits.     If the Insured dies, the $1,000
term insurance on the Insured Children will become fully paid-up. This paid-up term insurance may be surrendered prior to its termination for its cash value. The cash value will be equal to the net single premium for the paid up benefits on the date of surrender based on the 1980 CSO table at 3%. Within thirty-one days after a contract anniversary, the Cash Value will not be less than it was on that anniversary.

Payment of Benefits Under This Rider

The beneficiary named in the application will not be used in paying benefits under this Rider. All benefits will be paid as follows:
a. To You, if living;
b. To the Insured, if You are deceased;
c. To surviving Insured Children in equal shares, if You and the Insured are deceased;
d. To the Insured Child's estate, if You, the Insured, and all Insured Children are deceased.

Cost of This Rider

The cost of this Rider is determined  on each Monthly
Anniversary and the Monthly Deduction for this Contract is increased by the monthly cost for this Rider. The monthly cost for this Rider is equal to the number of units of this Rider as shown on Page 1, multiplied by $.52.

Conversion

Upon termination of coverage under this Rider, any insured
Child under this Rider may submit an application to convert his coverage to a new contract without evidence of insurability. We must receive written request within 31 days following the termination of coverage under this Rider. The new contract will be subject to the following conditions:

a. The new contract can be any plan We then have available for conversion. At least one plan of insurance will be available.

b. The premium will be at the rate in use by us, on the date of conversion and at the attained age of the Insured, for the new contract chosen.

c. The amount of insurance on the new contract must be at least $1,000 but not more than five times the amount of term insurance provided by this Rider on the Insured Child's life.

d. The first premium must be paid for the new contract at the time of conversion.

e. Riders providing disability or Accidental Death Benefits will be included in the new contract if evidence of Insurability is furnished.

f. For the amount of insurance you are entitled to convert, the Suicide and Incontestable period of the new
      Contract will be measured from the Effective Date of this Rider.

If a person who could convert dies during the 31 day conversion period without requesting conversion, We will pay $1,000 for each Rider Unit shown on Page 1.

General Provisions

Termination Of Coverage Under This Rider.     Coverage under
this Rider will terminate on the earliest of:

a.    The Contract Anniversary next following the Insured's
      65th birthday.

b. The Monthly Anniversary next following Our receipt of Your request that this Rider be terminated.

c.    The end of the grace period of any unpaid premium.

Benefits under this Rider for any Insured Child will end on that child's 25th birthday.

Suicide.     If the Insured, while sane or insane, dies by
suicide within two years after the effective date of this Rider, we will pay as the proceeds of this Rider the sum of the premiums paid on this Rider. However, within 31 days following the date of such suicide, any surviving person insured under this Rider may convert as described in the Conversion provision.

Incontestability.     After this Rider has been in force  for a
period of two years from the Effective Date, it will be incontestable except for nonpayment of premium.

Other General Provisions.

a.    This Rider is a part of this Contract.

b. This Rider is issued in consideration of the application and payment of the first month's cost of this Rider.

c. This Rider is subject to all of the provisions of this Contract except where specifically excluded.

This Rider does not pay dividends.

TRT-68

TERMINAL ILLNESS OR INJURY ACCELERATED BENEFIT RIDER

NOTICE:
Benefits advanced under this Rider may or may not be taxable.
Whether or not the Owner or the Beneficiary incurs a tax liability when benefits are advanced depends on how the IRS interprets applicable portions of the Tax Code. As with all tax matters, the Owner should consult a personal tax advisor to assess the impact of this benefit.

If Accelerated Benefits are advanced under the terms of this Rider, death benefits and surrender benefits will be reduced.

THE AGREEMENT

Right to Examine Rider.
     This Rider may be returned within 20 days after its receipt to the agent through whom this Policy was purchased or to Our Home Office. Upon cancellation, it will be void from the beginning.

Consideration.
     This Rider is part of this Contract. Unless changed by this Rider, all provisions, exclusions, and limitations of this Contract remain the same and apply to this Rider. There is no charge for this Rider prior to the time Rider benefits are applied for. It is issued in consideration of the application.

Renewability.
     We will not cancel this Rider. Unless the Owner requests termination of this Rider, it will remain in force as long as this Policy remains in force.

DEFINITIONS

Effective Date.
     The Effective Date of this Rider will be the Contract
Date of this Policy unless otherwise shown on Page 1.

Eligible Death Benefit.
     On any date, the Eligible Death Benefit is the sum of A plus B where:

A is any death benefit on the life of the Insured provided by this Policy on such date. A does not include the death benefit provided by any Rider.

B is the sum of any death benefit on the life of the Insured provided by any Eligible Riders on such date.

Any increase or decrease in any of these items will automatically be reflected in the Eligible Death Benefit at the time the increase or decrease becomes effective.

On any date, the Eligible Death Benefit is zero if this Contract is not an Eligible Contract on such date.

Eligible Contract.      On any date, this Contract is an Eligible
Contract unless on such date

1. this Policy or any Eligible Rider provides on such date a decreasing death benefit on the Insured, or

2. this Contract has less than five years remaining until its maturity or expiration date, or

3. any Eligible Rider has less than five years remaining until the expiration date of such rider.

Eligible Rider.      On any date, an Eligible Rider is any life
insurance rider that is attached to this policy and provides a death benefit on the life of the Insured. An accidental death benefit rider is not an Eligible Rider.

Advanced Sum.

     An Advanced Sum is the amount
used to advance an Accelerated Benefit under this Rider.

Any Advanced Sum will be calculated by Us as of the date it is used and will be the lesser of:

a.  the amount the Owner requests to use; or

b.  the Maximum Advanced Sum.

Administrative Expense Charge.

     The Administrative Expense Charge, if any, will be determined at the time any Accelerated Benefit is paid in accordance with the most recent statement of Administrative Expense Charge - Current Practice disclosed to the Owner.

Maximum Advanced Sum:       On any date, the Maximum Advanced
Sum is the smaller of  A   and B where:

A is 50% of the difference of

1.  the Eligible Death Benefit less

2.  the sum of any Advanced Sums ever used under this Contract less

3.  any outstanding Life Debt.

B is the difference of

1. $250,000 less

2. the sum of any Advanced Sums ever used under this Contract and any other Contracts ever issued by Us on the Insured.

Life Debt.      Life Debt is any outstanding Contract Debt not
arising from any annuity rider.

Physician.      Physician means an individual who is licensed to
practice medicine and treat illness or injury in the state in which treatment is received and who is acting within the scope of that license. Physician does not include:

a. the Insured;

b. the Owner;

c. a person who lives with the Insured or Owner; or

d. a person who is part of the Insured's or Owner's
Immediate Family.

Immediate Family.      Immediate Family means a spouse, child,
brother, sister, parent, or grandparent of the Insured or the Owner, or a child, brother, sister, parent, or grandparent of the spouse of the Insured or Owner.

Terminal Illness or Injury.      Terminal Illness or Injury
means an imminent death expected as a result of a noncorrectable medical condition that:

a. with reasonable medical certainty, will result in the death of the Insured in less than 12 months from the date of the Physician Statement; and

b. is diagnosed on or after the Effective Date of this Rider while this Rider is in force.

Physician Statement.      A Physician Statement means a statement
acceptable to Us, signed by a Physician, which:

a. gives the Physician's diagnosis of the Insured's noncorrectable medical condition;

b. is dated the same as the date of diagnosis, with the date of diagnosis at least 14 days after the onset of the noncorrectable medical condition; and

c. states that, with reasonable medical certainty, the noncorrectable medical condition will result in the death of the Insured in less than 12 months from the date of the Physician Statement, assuming the exercise of ordinary and reasonable medical care, advice, and treatment available in the same or similar communities.

BENEFITS

Description of Benefits.
     We will advance the Accelerated Benefit if the Insured has been diagnosed as having a Terminal Illness or Injury, subject to the provisions of this Rider. We will advance the Accelerated Benefit as a lump sum.

The Accelerated Benefit is A minus B where :

A is the Advanced Sum less adjustments for:

a. Expected future interest and

b. Expected future premiums.

Each of these adjustments will be made at Our option, using Our methods and assumptions. Among other things, We will assume a reduced life expectancy for the Insured.

B is the Administrative Expense Charge.

The Accelerated Benefit will be at least as large as the net surrender value (excluding the net surrender value of any annuity rider) times the Advanced Sum divided by the difference of the Eligible Death Benefit less any Life Debt.

Considering the Advanced Sum, the Accelerated Benefit will not be less than the amount required to be a qualified accelerated death benefit according to Internal Revenue Service regulations.

We will charge an Administrative Expense Charge, as described in the Administrative Expense Charge definition, for each Accelerated Benefit.

At the beginning of each Contract Year, We will set the rate that will apply for that Contract Year for use in calculating the above expected future interest.

The maximum rate at any time will be the greater of A and B , but not more than allowed in the state of issue of this Rider where:

A is Moody's Corporate Bond Yield Average - Monthly Average Corporates, as published by Moody's Investors Service, Inc., or any successor thereto, for the calendar month ending two months before the date on which the rate is determined. (If this bond average is no longer published, A will be a similar average established by law or regulation issued by the insurance commissioner.)

B is the rate used to compute the cash value under this Policy during the applicable period plus 1% per year.

If a reduction in the maximum rate, as defined above, would require a reduction of less than 1/2%, We are not required to reduce the rate. Any increase in the rate will be for 1/2% or more, subject to the maximum rate.

Conditions for Advance of Accelerated Benefit.
The advance of an Accelerated Benefit is subject to the following conditions:

a. This Policy must be in force other than as Extended Term Insurance or Reduced Paid-Up Insurance.

b. The Advanced Sum used to advance the Accelerated Benefit must not exceed the Maximum Advanced Sum determined at the time We advance the Accelerated Benefit.

c. We must receive Proof of Loss that is acceptable to Us. Even if We received Proof of Loss for an Accelerated Benefit advanced earlier, We reserve the right to request additional Proof of Loss, including additional information, additional Physician Statements, and additional Physical Examinations.

d. This Contract must not be legally or equitably assigned except to Us as security for any Contract Debt.

e. We must receive a consent form from each irrevocable beneficiary, if any. We also reserve the right to require a consent form from a spouse, the Insured, other beneficiaries, or any other person if We feel such person's consent is necessary to protect Our interests.

f. We reserve the right not to advance any Accelerated Benefit if the Advanced Sum is less than $50,000.

g. No Accelerated Benefit will be advanced

  1. after there are fewer than five years remaining until the

       a) expiration or Maturity date of this Contract or

       b) expiration date of any Eligible Rider, or

  2. on any date if this Policy or any Eligible Rider provides on such date a decreasing death benefit on the Insured.

h. This Rider provides for the advance of a portion of the death benefit of this Contract. This is not meant to cause involuntary access to proceeds ultimately payable to the beneficiary. Thus, this benefit is not available:

  1. if either the Owner or the Insured is required by law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or

  2. if either the Owner or the Insured is required by a government agency to use this benefit in order to apply for, obtain, or otherwise keep a government benefit or entitlement.

  3. We reserve the right to require that this Contract be returned to Us so that We can make appropriate changes.

Limitations.      No benefit will be provided by this Rider
if Terminal Illness or Injury results from intentionally self-inflicted injury.

EFFECT OF RIDER BENEFITS ON POLICY VALUES AND BENEFITS

Changes.
     On the day We advance an Accelerated Benefit the Eligible Death Benefit will be reduced by an amount equal to A divided by B.

A is:

  1.   The Eligible Death Benefit (just before the advance), times

  2.   The Advanced Sum.

B is:

  1.   The Eligible Death Benefit (just before the advance), minus

  2.   Any Life Debt.

The following changes will be made to this Contract on the day We advance the Accelerated Benefit.

a. We will reduce the following in proportion to the reduction in Eligible Death Benefit:

  1.   The death benefit of this Policy and of each Eligible Rider,

  2.   any Specified Amount of this Policy,

  3.   any contract values (including any contract fund), and

  4.   any Life Debt.

b. If this Contract has a Specified Amount, the highest Specified
Amount ever in effect will be reduced in proportion to the reduction in the Eligible Death Benefit.

c.
Any Premiums for this Policy and any riders with reduced benefits will be based on the respective reduced benefits.

Premiums and Monthly Deductions After Claim.      If this
Contract requires regularly scheduled premiums, We will continue to bill for premiums after the advance of the Accelerated Benefit. Any premium not paid before the end of its grace period will cause this Contract to lapse or terminate in accordance with the provisions of this Contract.

If this Contract requires regular monthly deductions from the Contract Fund or Cash Value, We will continue to make the monthly deductions after the advance of any Accelerated Benefit.

CLAIMS

Notice of Claim.
     Written Notice of Claim must be given to Us within 30 days after the date the Insured has been diagnosed as having a Terminal Illness or Injury as defined in this Rider, or as soon as reasonably possible. Notice of Claim must identify the Insured and be sent to Us at Our Home Office.

Claim Forms.
     We will send claim forms to the Owner when Notice of Claim is received. If We do not mail the claim form within 15 days, the Owner will be considered to have complied with the Proof of Loss requirements by giving Us an acceptable Physician Statement and a written statement of the nature and extent of the Terminal Illness or Injury.

Proof of Loss.
     Written proof of the Insured's Terminal
Illness or Injury must be received by Us within 90 days after the date the Insured has been diagnosed as having a Terminal Illness or Injury before We will advance the Accelerated Benefit. If Proof of Loss cannot be furnished within 90 days, the claim will not be affected. In any event, proof must be received by Us within 1 year of the 90 day period.

This proof
must include a properly completed Claim Form and a Physician
Statement
acceptable to Us. We may request additional medical information from the
Physician submitting the statement. We will not unreasonably withhold Our acceptance of Proof of Loss.

The Owner and Insured are responsible for obtaining and paying for the costs of all information to be provided as Proof of Loss. In cases where the Owner has provided unacceptable Proof of Loss, as determined by Us, any additional medical tests, procedures, or services which would be useful in helping the Owner provide new evidence of the existence of a Terminal Illness or Injury will need to be determined and performed at the discretion of the Owner and Insured, as well as being paid for by them. These costs will not be paid for by Us.

Physical Examination.
     At Our expense, We reserve the right to have a Physician of Our choosing examine the Insured prior to advancing an Accelerated Benefit. In the event that the Physician We choose provides a different Physician Statement, We reserve the right to rely on that
Physician Statement for claim purposes.

Time of Payment of Claims.
     All benefits described in this Rider will be available as soon as We receive satisfactory Proof of Loss.

Payment of Claims.
     All Rider benefits will be paid to the Owner. But if, prior to approval and payment of an Accelerated Benefit, We receive notice, acceptable to Us, of the Insured's death, such Accelerated Benefit will not be paid.

Legal Actions.
     Legal actions may not be brought against Us until after 60 days from the date written Proof of Loss was given to Us.

 GENERAL PROVISIONS

Representations and Contestability.
     All statements made in the application for this Rider by or on behalf of the Insured will, in the absence of fraud, be deemed representations and not warranties. The validity of this Rider with respect to the Insured will not be contestable after it has been in force for 2 years during the lifetime of the Insured.

Any increase in coverage effective after the Contract Date or Issue Date or any reinstatement will not be contestable after such increase or reinstatement has been in force during the lifetime of the Insured for 2 years from its effective date. A contest will be based only on the application for the increase or reinstatement.

Reinstatement.
     If this Policy is reinstated, this Rider will also be reinstated.

Incorrect Age or Sex.
     If there is an error in the age or sex of the Insured, the benefit available under this Rider will be the Accelerated Benefit that would be available based on the death benefit that this Contract would have provided for the Insured at the correct age and sex.

Conformity with State Statutes.
     If any provision of this Rider is in
conflict with the laws of the state in which the Insured resides on the Effective Date of this Rider, the provision is automatically amended to meet the minimum requirements of such laws.

Termination of Rider.
     This Rider terminates:

a.  on the day We receive written request of the Owner;

b.  upon termination of this Contract; or

c.  when this Contract reaches its Maturity Date, if any.

Coverage will terminate at 12:00 midnight on any given termination date.


TR81A1

RIDER FORM


MNL Life Insurance Application to: PART 1
MIDLAND NATIONAL LIFE INSURANCE COMPANY, Sioux Falls, SD
57193-0001
1.a.	PRIMARY PROPOSED INSURED
MARRIED
SINGLE
LAST NAME, FIRST, M.I.
BIRTH DATE
MO. DAY YEAR
STATE OF BIRTH
AGE
SEX
SOCIAL SECURITY #
DRIVERS LICENSE #
HEIGHT (FT.IN.)
WEIGHT (LBS.)
b.		SPOUSE PROPOSED
for INSURANCE (or premium payer for juvenile policy)
BIRTH DATE
MO. DAY YEAR
STATE OF BIRTH
AGE
SEX
SOCIAL SECURITY #
DRIVERS LICENSE #
HEIGHT (FT.IN.)
WEIGHT (LBS.)
c.		DEPENDENT
CHILDREN PROPOSED for INSURANCE
BIRTH DATE
MO. DAY YEAR
STATE OF BIRTH
AGE
SEX
SOCIAL SECURITY #
DRIVERS LICENSE #
HEIGHT (FT.IN.)
WEIGHT (LBS.)
2.  RESIDENCE ADDRESS (Street, City, State, Zip)
TELEPHONE NUMBER (    )
How long at this address?
If less than 2 years, give previous address under "Special Requests"
3.  EMPLOYER (Company Name, Street, City, State, Zip)
4.  Occupation (Describe and give exact duties)
OCCUPATION OF SPOUSE (If applicable)
BUSINESS TELEPHONE NUMBER
Primary Insured (    )
Spouse (    )
ANNUAL INCOME
Primary Proposed Insured
Spouse
5a.  Has Primary Proposed Insured ever used tobacco in any form?
No  Yes  IF YES, complete below...
Type of Tobacco:
Date Last Used
Cigarettes  Other
Current or within 1 year
Over 1 year but less than 3 years
Over 3 years
5b.  Has Spouse Proposed Insured ever used tobacco in any form?
No  Yes  IF YES, complete below...
Type of Tobacco:
Date Last Used
Cigarettes  Other
Current or within 1 year
Over 1 year but less than 3 years
Over 3 years
CONTACT THE PROPOSED INSURED AT:
RESIDENCE  BUSINESS
Time  A.M.  P.M.
6.  AMOUNT
If Universal Life
Minimum Premium
Target Premium
PLAN OF BASIC POLICY
Preferred
Non-Smoker  Smoker
If Universal Life
Option I  Option II
Automatic Premium Loan
7.  RIDERS
Waiver of Premium
Living Needs Rider
Accidental Death Benefit
Amount
Units
Children's Insurance Rider
Other Rider
Plan  Amount
Preferred  Non-Smoker  Smoker
SEND MAIL TO
RESIDENCE
BUSINESS
8a.  PREMIUM FREQUENCY
Annual
Semi-Annual
Quarterly
Monthly
PREMIUM MODE
Check-O-Matic
Direct Billing
List Billing/Franchise
Military Government Allotment
Civil Service Allotment
Amount of Mode Premium
Amount Paid with Application
(Receipt valid only if amount paid with application is entered here) 8b. FOR CHECK-O-MATIC ONLY:
DRAW DATE
(1st-28th)  Month Day
ACCOUNT TYPE
Checking (enclose voided check)
Savings (Must complete 8c)
AUTHORIZED SIGNATURE(S) OF ACCOUNT HOLDER(S)
8c.  ROUTING/TRANSIT NUMBER
ACCOUNT NUMBER
FINANCIAL INSTITUTION NAME AND ADDRESS
9a.  WILL THE INSURANCE BEING APPLIED FOR REPLACE OR
CHANGE ANY EXISTING LIFE INSURANCE OR ANNUITY
CONTRACT?  YES  NO
9b.  IS THERE ANY INSURANCE IN FORCE OR APPLICATION
PENDING ON THE LIFE/LIVES OF ANY PROPOSED INSURED(S)?
YES  NO  (If yes, please complete 9c)
9c.  Proposed Insured Name
Company
Amount
Status
Issued
Pending
ADB
Y  N
Proposed Insured Name
Company
Amount
Status
Issued
Pending
ADB
Y  N
10. OWNER IF OTHER THAN PROPOSED INSURED (Include relationship to proposed insured.)
NAME  ADDRESS  Soc. Sec. No. Or Fed. Tax ID No.
11. PRIMARY BENEFICIARY-(Class 1)(Include relationship to proposed insured.)
12. CONTINGENT BENEFICIARY-(Class 2)(Include relationship to proposed insured.)
Beneficiary designations do not apply to others covered under Family/Children's Provision Riders.
13.  SPECIAL REQUESTS OR DETAILS

Premium checks must be payable to Midland National Life Insurance
Company. Do not make checks payable to the Agent or leave the Payee blank.
Detach and Deliver this section to the proposed insured.

RECEIPT	Cash	Franchise Authorization or Government Allotment
Received from 	 the sum of $ 	 representing	Full	Partial
payment of the first premium on account of application made this date to MIDLAND NATIONAL LIFE INSURANCE COMPANY. If after investigation and the completion of all required medical examinations and studies, the Company shall be satisfied that on the date of the application or medical examination, whichever is later, each person proposed for insurance was insurable and entitled under the Company's rules and standards to insurance on the plan and for the amount and at the rate of premium applied for, the insurance protection applied for shall by reason of such payment take effect from the date of application or such medical examination or the date specifically requested in the application, whichever is later, if the sum paid is equal to or greater than 1/12th of the annual premium required for the policy applied for. Unless every condition specified in this receipt is fulfilled exactly, no insurance shall be considered in effect unless and until the application has been approved and accepted by the Company and the policy delivered to and accepted by the Owner, and the full first premium has been paid while each person proposed for insurance is alive and while the state of health and other conditions affecting insurability are as stated in this application or examination, if required. This receipt will be void if any acknowledged authorization is cancelled before payment or if any check or draft is not honored when presented. This receipt will be void if altered or modified in any respect. No agent of the Company and no broker is authorized to alter or waive any of such conditions. Failure of the Company to issue a policy within 90 days from the date of this receipt shall automatically be deemed a declination without further notice.

EVEN IF EVERY CONDITION SPECIFIED IN THIS RECEIPT IF
FULFILLED EXACTLY, THE COMPANY'S MAXIMUM LIABILITY PRIOR
TO THE ACTUAL ISSUANCE AND DELIVERY OF THE POLICY SHALL
NOT EXCEED $250,000.
Date
Agent
Signature

Detach and Deliver this section to proposed insured.
MIDLAND NATIONAL LIFE INSURANCE COMPANY, Sioux Falls, South
Dakota 57193-0001
Fair Credit Reporting Act Notification
As part of our underwriting procedure, an investigative consumer report may be made which will provide applicable information concerning residence verification, employment, occupation, general health, habits, reputation, personal characteristics and mode of living. Such information for the investigative consumer report will be obtained through personal interviews with your friends, neighbors, and associates. Upon written request, a complete and accurate disclosure of the nature and scope of the investigative consumer report will be provided.

Medical Information Bureau Notification
Information regarding your insurability will be treated as confidential. Midland National Life Insurance Company, or its reinsurers, may, however, make a brief report thereon to the Medical Information Bureau, a non-profit membership organization of life insurance companies, which operates an information exchange on behalf of its members. If you apply to another Bureau member company for life or health insurance coverage, or a claim for benefits is submitted to such a company, the Bureau, upon request, will supply such company with the information in its file. Upon receipt of a request from you, the Bureau will arrange disclosure of any information it may have in your file. If you question the accuracy of information in the Bureau's file, you may contact the Bureau and seek a correction in accordance with the procedures set forth in the federal Fair Credit Reporting Act. The address of the Bureau's information office is Post Office Box 105, Essex Station, Boston, Massachusetts 02112, telephone number (617) 426-3660. Midland National Life Insurance
Company, or its reinsurers, may also release information in its file to other life insurance companies to whom you may apply for life or health insurance, or to whom a claim for benefits may be submitted.

Question 14 to be completed on both non-medical and examined applications.
14. Has any person proposed for insurance in Section 1 on reverse side	Yes	No
(a) Received treatment for drug use or used marijuana; narcotic, hallucinogenic or habit forming drugs not prescribed by a physician or is any such person currently using marijuana or such drugs?
(b) Had any motor vehicle moving violations or accidents or been arrested for driving under the influence of alcohol or drugs within the last five years?
(c) Been arrested for any reason other than moving traffic violations?
(d) Flown other than as a fare-paying passenger within the last two years, or contemplate such flying in the future? (If yes, complete Aviation Questionnaire.)
(e) Any past, present or expected activity in racing, skin or sky diving, or any other hazardous sport or hobby? (If yes, complete Hazardous Activities Questionnaire.)
(f) Ever had an application for insurance or reinstatement of insurance declined, postponed, rated up or modified? Why?
(g) Traveled or resided outside the U.S. or intends to travel or reside outside the U.S.?
15. Has any person proposed for insurance in Section 1 on reverse side ever had or been treated for
(a) Chest pain, heart murmur, high blood pressure, or any other disease of the heart, blood, or blood vessels?
(b) Peptic ulcer, indigestion, or any other disease of the stomach, intestines, gall bladder or liver?
(c) Emphysema, bronchitis, asthma, pleurisy, or any other disease of the chest or lungs?
(d) Kidney stone, diabetes; albumin, pus, blood or sugar in urine; venereal disease, or any other disease of the kidneys, bladder or reproductive organs?
(e) An immune deficiency disorder, AIDS, ARC (AIDS related complex) or been told test results indicate exposure to the AIDS virus?
(f) Severe headaches, fainting spells, epilepsy, paralysis, nervousness, mental disorder, or any other disease of the brain or nervous system?
(g) Any impairment of sight or hearing?
(h) Alcoholism or been treated or counselled for the use of alcohol?
(i) Cancer, tumor or any other illness or injury not mentioned above?
16. Other than indicated above, has any person proposed for insurance in
Section 1 on reverse side
(a) Ever applied for or received a pension or disability benefit?
(b) Been hospitalized in the past 5 years?
(c) Consulted a physician during the past 5 years?
(d) Had a change of weight in the past year?
(e) Had an immediate family member with a history of diabetes, mental, nervous, heart or circulatory disorder?
17. Is any person proposed for insurance in Section 1 on reverse side now under observation or taking treatment or been advised to have any tests, hospitalization or surgery which has not been completed?

IT IS DECLARED that the statements and answers in this application or given to the examiner in Part II, should examination be required, are complete and true to the best knowledge and belief of the undersigned. IT
IS AGREED: (1) that any waiver or modification of this application will not be effective unless in writing and signed by the President, a Vice President, the Secretary or an Assistant Secretary; (2) that no insurance shall be in effect under this application (except as may be provided in the receipt bearing the same date as this application) unless and until the application has been approved and accepted by the Company at its Home Office and the policy delivered to and accepted by the Owner and the full first premium has been paid while each person proposed for insurance is alive and while the state of health and other conditions affecting insurability are as stated in this application and examination, if required. (If a Franchise Authorization or Government Allotment is indicated in section 8a and has actually been signed and delivered for the correct amount, this shall be considered the same as payment of the full first premium); (3) that the acceptance of any policy issued on this application shall constitute a ratification of any correction or amendment made by the Company.

I also acknowledge receipt of Fair Credit Reporting Act and Medical Information Bureau Notifications.

AUTHORIZATION: I hereby authorize any licensed physician, medical practitioner, hospital, clinic or other medical or medically related facility, insurance company, the Medical Information Bureau or other organization, institution or person, that has any records or knowledge of me or my child for whom insurance application is made, or my health or my child's health, to give to Midland National Life Insurance Company, or its reinsurers, any such information. A reproduction of this authorization shall be as valid as the original.
PROPOSED INSURED if 15 YEARS OR OLDER (Signature)
Make all checks payable to Midland National Life Insurance Company
SIGNED AT (City, State)
DATE
OWNER (Signature)
SPOUSE PROPOSED FOR INSURANCE (Signature)
SOLICITING AGENT (Signature) To the best of my knowledge, this application is not involved in replacement of life insurance or annuities, as defined in applicable Insurance Department Regulations, except as stated
in Section 9a.
PRINT AGENT'S LAST NAME
CODE NO.
TELEPHONE NUMBER (    )
OTHER AGENT (Please Print)
% CREDIT
CODE NO.
GENERAL AGENT (Please Print)
CODE NO.


DESCRIPTION OF MIDLAND'S PURCHASE,
REDEMPTION, TRANSFER, AND EXCHANGE
PROCEDURES FOR CONTRACTS

	This document sets forth the administrative procedures that
will be followed by Midland National Life Insurance Company
(Midland) in connection with the issuance of its Flexible Premium
Variable Life Insurance Contract (Contract or Contracts), the
transfer of assets held thereunder, and the redemption or exchange by contract owners of their interests in the Contracts.
	1.	"Public Offering Price:"  Purchase and Related
Transactions
	Set out below is a summary of the principal contract provisions and administrative procedures which might be deemed to
constitute, either directly or indirectly, a "purchase" transaction.
The summary shows that, because of the insurance nature of the
Contracts, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.
	(a)	Premium Schedules and Underwriting Standards
	Premiums for the Contracts will not be the same for all contract owners. The full first premium is due on the contract date and cannot be less than the minimum premium for the first contract year. The cost of insurance charge deducted as part of the monthly deduction, is based on the insured's attained age, sex, risk classification and specified amount of the Contract.
	On premiums other than the first, Midland does not require the payment of any specified amount. Contract owners may determine a periodic plan, a plan under which a level premium may be paid at fixed intervals for a specified period of time.  Payment of
premiums in accordance with this plan is not, however, mandatory and failure to do so will not of itself cause the Contract to lapse. Instead, so long as there is no outstanding contract debt (contract
loans plus accrued interest)   contract owners may make premium
payments in any amount and at any frequency, subject only to the
minimum amount requirements,   and the maximum premium
limitations.    If at any time a premium is paid which would result
in total premiums exceeding the current maximum premium
limitation set forth in the Contract, Midland will accept only that portion of the premium which will make the total premiums equal that amount.  Any portion of the premium in excess of the
maximum premium limitation will be returned to the contract
owner and no further premiums will be accepted until allowed by the current maximum set forth in the Contract.
	The Contract will remain in force so long as the net cash
surrender value is sufficient to pay the monthly deduction.  Thus, the amount of a premium, if any, that must be paid to keep the
Contract in force may depend on the net cash surrender value of the Contract, which in turn depends on the investment experience of Midland National Life Separate Account A ("Separate
Account") and the cost of insurance charge.  The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each contract owner.  The chief reason is that the principle of pooling and distribution of mortality risks is based on the assumption that the cost of insuring each insured is
commensurate with their mortality risk which is actuarially
determined based upon factors such as attained age, sex and risk classification. Accordingly, while not all insureds will be subject to the same cost of insurance rate, there will be a single "rate" for all insureds in a given actuarial category.
	The Contracts will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws.  State insurance laws prohibit unfair discrimination but recognize that premiums must be based upon factors such as age, sex, health, and occupation.
	(b)	Application and Initial Premium Processing
	Upon receipt of a completed application, Midland will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed insured is insurable.
This process may involved such verification procedures as medical examinations or tests and may require that further information be provided by the applicant before a determination can be made.  A
Contract will not be issued until this underwriting procedure has been completed.
	Insurance coverage under the Contract will begin on the
contract date.  Midland will allocate premiums received prior to the
Record Date to the General Account where they will earn interest at a fixed rate. The day following the Record Date, the value in the General Account will be allocated according to the instructions specified in the application.
	The contract date is also the date used to determine contract years and contract months.  The contract date is assigned each contract when the contract is issued.  The contract date will normally be the date the Contract is issued; however, the contract date may be any other date mutually agreeable to Midland and the contract owner.  If the contract date would otherwise fall on the
29th, 30th, or 31st day of the month, the Contract date will be the
28th.
	Payments of any amount unless otherwise specified will be
treated first as payment of any outstanding contract debt.  The portion of a payment in excess of any outstanding contract debt will be treated as premium payment.
	(c)	Reinstatement
	If the contract terminates and is reinstated, a premium must be paid sufficient to:
	1.	Pay all overdue monthly deductions; plus,
	2.	Increase the Contract Fund to a level where the Contract
Fund less any Contract Debt equals the surrender charges;
plus,
	3.	Cover the next two months' deductions.
	If the contract is reinstated, the surrender charge will be as though the contract had been in effect continuously from its original contract date.
	(d)	Repayment of Contract Debt
	A contract loan will be subject to a maximum interest rate set forth in the Contract.  Contract debt (contract loans plus accrued interest) may be repaid in whole or in part at any time.  While there is outstanding contract debt, any payment will be treated as the repayment of that debt.  The portion of any payment in excess of outstanding contract debt will be treated as a premium payment.
Upon the repayment, the Contract Fund in the general account securing contract debt will be transferred to Separate Account.
Midland will allocate the repayment of contract debt at the end of the valuation period during which the repayment is received.
	(e)	Correction of Misstatement of Age or Sex
	If the insured's age or sex was misstated in an application, life insurance proceeds and benefits will be adjusted. The adjusted life insurance proceeds will be (a) the contract fund plus (b) the life insurance proceeds reduced by the contract fund and multiplied by the ratio of (1) the monthly cost of insurance actually applied, to
(2) the monthly cost of insurance that should have been applied at the true age or sex.  All amounts are those in effect, with respect to the insured, in the contract month of the insured's death.
	2.	"Redemption Procedures:"  Surrender and Related
Transactions
	This section outlines those procedures which might be deemed to constitute redemptions under the Contract.  These procedures differ in certain significant respects from redemption procedures for mutual funds and contractual plans.
	(a)	Surrender for Cash Values
	As long as the Contract is in effect, the contract owner may partially or totally surrender the contract by sending a written request to Midland.  Upon complete surrender, the contract owner will receive the net cash surrender value (contract fund reduced by any outstanding contract debt and less any applicable surrender charges) of the Contract computed as of the end of the business day on which the surrender request is received by Midland at its Home
Office.  Contract Fund will be determined on a daily basis thereby enabling Midland to pay a cash surrender value based on the next computed value after a request is received.  Surrenders will
generally be paid within seven days of a written request.    Under
Midland's current procedures, if the Contract is being totally surrendered, the Contract itself must be returned to Midland along with the request.
	The amount paid upon a partial withdrawal cannot be less than
$200, nor greater than 50 percent of the net cash surrender value.
If Option 1 is in effect, the specified amount will be reduced by the amount paid upon partial withdrawal.  A request for a partial withdrawal will not be implemented if it would result in a specified amount less than the minimum specified amount applicable at
issue.  The amount of the partial withdrawal will be deducted from the Contract Fund on the end of the business day during which the request is received.  Any applicable charge will be deducted from the contract fund upon a partial withdrawal of the Contract.
	Payment upon complete surrender of the Contract may be made
in a lump sum or in accordance with one of the optional payment plans described in the Contract.  The optional payment plans are subject to the restrictions and limitations set forth in the Contract.
	There is a Deferred Sales Charge and a Deferred Issue Charge
in contract years 1 through 15.
	(b) Benefit Claim
	As long as the contract remains in force, Midland will normally pay life insurance proceeds to the primary or contingent beneficiary in accordance with the designated benefit option within seven days after receipt of due proof of death of the insured. Payment of life insurance proceeds may, however, be postponed under certain
circumstances.    The amount of life insurance proceeds payable
under this contract will be determined as of the end of the business day during which the insured dies.  The life insurance proceeds will be reduced by any outstanding contract debt and any due and unpaid charges and increased by any optional insurance benefits added by rider.
	As long as there is no outstanding contract debt or any due and unpaid charges, life insurance proceeds are guaranteed not to be less than the current specified amount of the Contract.  The life insurance proceeds may, however, exceed the current specified amount.  The amount by which life insurance proceeds exceed the specified amount depends upon the benefit option in effect and the
Contract Fund.  Under Option 2, the life insurance proceeds
payable under the contract equals the specified amount plus the
Contract Fund.  Under Option 1, life insurance proceeds will only vary whenever Contract Fund multiplied by the corridor percentage exceeds the specified amount of the Contract.
	If the Contract is still in force on the maturity date, the contract owner will receive maturity benefits equal to the contract fund reduced by any outstanding contract debt.  These benefits will only be paid if the insured is living on the Contract's maturity date.  If the Contract is still in force on the maturity date, the contract owner may decide to continue the contract.  In order to continue the Contract, the Contract must still qualify as Life Insurance according to the Internal Revenue Service and the state in which the contract owner resides.  The maturity date is the date
designated as such in the Contract or as subsequently changed.
	(c)	Contract Loans
	The contract owner may borrow money from Midland using the
Contract as the only security for the loan.  Loans have priority over the claims of any assignee or any other person.  The maximum amount that may be borrowed under the Contract at any time is 92 percent of the net cash surrender value.  Contract debt equals the total of all contract loans and any accrued interest on the loans.
The maximum loan amount will be determined on the end of the business day which the loan request is received. The loan and any accrued interest may be repaid in whole or in part at any time prior to the maturity date so long as the insured is living.  Interest accrues daily and is due and payable at the end of each Contract year.  Any interest not paid when due becomes part of the contract loan and will bear interest.
	When a contract loan is made, a portion of the Contract Fund sufficient to secure the loan is transferred out of Separate Account and into Midland's general account.  Any loan interest that is due and unpaid will also be so transferred.  Contract Fund in the general account will accrue interest daily at an annual rate of 3.5 percent.  This interest will be credited on each monthly anniversary day and transferred to Separate Account.  After the tenth contract year, for the portion of the contract loan that does not exceed the
Contract Fund minus the premiums paid, the rate credited to that portion of the Contract Fund will equal 8 percent, the rate charged for contract loans.
	If contract debt exceeds cash surrender value on a monthly anniversary day, Midland will notify the contract owner and any assignee of record.  A payment at least equal to the excess contract debt must be made to Midland within 61 days from the date the notice was sent, otherwise the Contract will lapse and terminate without value.  The Contract, however, may later be reinstated.
	(d)	Contract Lapsation
	The Net Cash Surrender Value may be less than the Monthly
Deduction on a monthly anniversary.  Midland will consider the
Contract to default if such an event takes place.
	A Grace Period of 61 days will be allowed for the payment of additional premiums so the Contract will not default. At least 30 days before this Contract ends without value, Midland will mail to the contract owner's last known address a notice of the amount of premium needed.  Midland will send a copy of the notice to the last known address of any assignee of record.  That premium will be due on the Monthly Anniversary on which the contract deficiency first occurred.  If that premium is not paid within the Grace Period, this Contract will end without value.
	(e)	Exchange of Contract
	During the first 24 months, the contract owner may convert this contract to a flexible premium adjustable life insurance contract supported by Midland's General Account. The contract owner may elect the same death benefit or the same net amount at risk as the existing contract at the time of conversion. Premiums will be based on the same issue age and risk classification of the insured as the existing contract. The Contract Fund of the new contract will be set equal to that of the existing contract at the date of exchange.



MIDLAND NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 199

C O N T E N T S


         Page(s)

 Report of Independent Accountants     1

Consolidated Financial Statements:

    Balance Sheets 2

    Statements of Income     3

    Statements of Changes in Stockholders' Equity     4

    Statements of Cash Flows 5-6

    Notes to Consolidated Financial Statements   7-25



Report of Independent Accountants



To the Board of Directors

Midland National Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Midland National Life Insurance Company, a majority-owned subsidiary of Sammons Enterprises, Inc., as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Midland National Life Insurance Company as of December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for investments effective
January 1, 1994.



Minneapolis, Minnesota
March 8, 1996
Midland National Life Insurance Company
Consolidated Balance Sheets
as of December 31, 1995 and 1994
(dollars in thousands)



 ASSETS                                    1995                      1994


 Investments:
    Fixed maturities                    $  1,689,811           $    1,517,911
    Equity securities                        221,712                  207,778
    Policy loans                             142,795                  131,878
    Short-term investments                   224,109                  199,146
    Other invested assets                      6,271                    4,409


         Total investments                2,284,698                 2,061,122

Cash and cash equivalents                     9,299                     8,911
Deferred policy acquisition costs           410,051                   415,594
Present value of future profits of acquired businesses
                                             26,414                    31,495
Accrued investment income                    34,493                    31,074
Other assets                                 35,476                    21,556
Separate account assets                      44,273                    22,800

         Total assets                $    2,844,704            $    2,592,552



 LIABILITIES AND STOCKHOLDERS' EQUITY


 Policy liabilities:

    Future policy benefits:

     Traditional life insurance products           368,069          346,943
     Universal life and investment products      1,707,898        1,591,787
     Policy and contract claims                     30,347           28,693
     Policyowner funds                              11,718           11,259

         Total policy liabilities                2,118,032        1,978,682


Accounts payable and other liabilities             73,903           62,251
Federal income taxes                               31,019            5,470
Security lending liability                              -           33,239
Separate account liabilities                       44,273           22,800

         Total liabilities                      2,267,227        2,102,442

 Commitments and contingencies

 Stockholders' equity:

    Common stock, $1 par value  per share, 2,549,439 shares
    authorized, issued and outstanding              2,549            2,549
    Additional paid-in capital                     33,707           33,707
    Unrealized appreciation (depreciation) of investments, net
                                                   31,027         (10,003)

    Retained earnings                             510,194          463,857

         Total stockholders' equity               577,477          490,110

         Total liabilities and
          stockholders' equity                 $2,844,704   $    2,592,552

 Midland National Life Insurance Company
 Consolidated Statements of Income
 for the years ended December 31, 1995, 1994 and 1993
 (dollars in thousands)

                                       1995                1994      1993
 Revenue:
    Traditional life insurance premiums
                                    100,795        $    101,146  $    101,049
    Universal life and investment product charges
                                    139,611             113,334       101,252
    Accident and health insurance premiums
                                         63                 150        20,061

    Investment income, net of related expenses
                                    167,020             150,318       137,737
    Net realized investment gains (losses)
                                      1,762            (17,764)        17,435
    Net unrealized gains (losses) on trading securities
                                      7,057            (13,277)             -
    Other income                      5,754               4,545         4,527

                                    422,062             338,452       382,061

 Benefits and expenses:
    Policy benefits:
         Traditional life insurance
                                     66,543              61,242        57,917
         Universal life and investment products
                                    151,762             130,591       120,590
         Accident and health            224              13,850        11,666

                                    218,529             205,683       190,173

    Increase (decrease) in liability for future policy benefits:

         Traditional life insurance   21,464          23,741           18,231

         Accident and health             (60)           (240)           1,791

                                       21,404          23,501          20,022

                                      239,933         229,184         210,195


    Amortization of deferred policy acquisition costs and present value of future profits of acquired businesses
                                       51,576          39,820          43,595

    General and administrative expenses
                                       43,726          34,249          47,390

    Dividends to policyholders          1,462           1,389           1,430

                                      336,697         304,642         302,610


         Income before income taxes    85,365          33,810          79,451


Income taxes                           28,703           9,837         24,578

         Net income               $    56,662     $    23,973       $ 54,873


Midland National Life Insurance Company
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1995, 1994 and 1993
(dollars in thousands)


                                            Unrealized
                                            Apreciation
                        Additional          (Depreciation)          Total
         Common Stock   Paid-In             of            Retained Stockholders
         Shares  Amount Capital             Investments   Earnings Equity

Balance, January 1, 1993
         2,549,439  $2,549 $33,707         $    3,323      $410,338 $449,917

Net income    -       -        -                 -          54,873    54,873

Cash dividends paid to stockholders
              -       -        -                 -         (12,477)  (12,477)

Change in unrealized appreciation of
         equity securities
              -       -        -               462               -       462

Balance, December 31, 1993
      2,549,439    2,549  33,707             3,785         452,734   492,775

 Adjustment to beginning balance of
   retained earnings for change in
     accounting principle
             -        -        -            33,616               -     33,616

 Net income
             -        -        -                 -          23,973     23,973

 Cash dividends paid to stockholders
             -        -        -                 -         (12,850)   (12,850)

 Change in unrealized depreciation of
         investments
              -       -        -           (47,404)              -    (47,404)


Balance, December 31, 1994
      2,549,439   2,549    33,707          (10,003)        463,857     490,110

 Net income
              -       -         -                -          56,662      56,662

 Cash dividends paid to stockholders
              -       -         -                -        (10,325)     (10,325)

 Change in unrealized appreciation of
       investments
              -       -         -            41,030             -        41,030

Balance, December 31, 1995
      2,549,439 $  2,549     $33,707    $    31,027   $    510,194   $   577,477

Midland National Life Insurance Company
Consolidated Statements of Cash Flows
for the years ended December 31, 1995, 1994 and 1993
(dollars in thousands)

    1995                1994                1993


 Cash flows from operating activities:

    Net income   $    56,662         $    23,973         $ 54,873
    Adjustments to reconcile net income to net cash provided by operating activities:

    Depreciation expense     304            301            483
    Amortization of deferred
    policy acquisition costs and
    present value of future profits of acquired business
                           51,576              39,820              43,595
    Net amortization of
    premiums and discounts on
    investments         4,828               3,577               1,223
    Net realized investment
    (gains) losses
                     (1,762)                17,764              (17,435)
    Net unrealized (gains)
    losses on trading securities
                        (7,057)             13,277              -
    Net (cost of) proceeds
    from trading securities
                        (23,305)            47,585              -
    Deferred income taxes   (5,721)        (6,953)         (1,024)
    Net interest credited and
    mortality and expense charges
    on universal life and investment products
                          (37,272)            (26,939)            (18,269)
    Change in assets and
     liabilities net of effects from
     purchase of insurance business:

    Net receivables and payables
                         12,346                 8,172               1,830

     Policy acquisition costs deferred
                         (63,718)             (61,045)            (62,935)

      Liability for future
       policy benefits
                            21,464              23,741              20,022
       Policy and contract
        claims
                             1,577             (2,671)               3,506
    Policyowner funds          459                589                  275

     Other, net                236               (320)                (611)

     Net cash provided by
     operating activities
                           10,617               80,871               25,533

 Cash flows from  investing activities:

    Proceeds from investments sold, matured or repaid:
         Fixed maturities    911,883             736,651            516,239

         Equity securities    51,567              12,171            248,878

         Real estate              -                  237            1,040

         Wholly-owned
          subsidiary              -                     -          23,228

         Short-term investments,
          net                     -                 90,704         17,998

Other invested assets             421                1,249            893

    Cost of investments acquired:

         Fixed maturities    (994,486)         (1,071,431)       (673,949)

         Equity securities    (41,968)            (26,229)        (309,058)

         Increase in policy loans,
         net
                              (9,883)       (10,425)            (8,915)

         Short-term investments,
          net                 (24,963)            -               -

         Other invested assets              (2,283)             -      (549)

         Payment for purchase of
         insurance business, net of
              cash acquired                  (440)         32,215        -

         Change in security
         lending                          (33,239)        33,239         -

         Net cash used in
         investing activities
                                           (143,391)   (201,619)     (184,195)

Midland National Life Insurance Company
Consolidated Statements of Cash Flows, Continued for the years ended December 31, 1995, 1994 and 1993
(dollars in thousands)

              1995                1994                1993

 Cash flows from financing activities:

    Receipts from universal life and investment products
                   $    272,511        $    237,792        $    238,069

    Benefits paid on universal life and investment products
                       (129,024)           (98,775)            (69,653)

    Cash dividends paid to stockholders by operating
    activities:        (10,325)            (12,850)            (12,477)

     Net cash provided by
    financing activities
                        133,162             126,167             155,939

 Increase (decrease) in cash and cash equivalents
                           388               5,419               (2,723)

 Cash and cash equivalents, beginning of year
                          8,911               3,492               6,215

 Cash and cash equivalents, end of year
                           9,299          $    8,911          $    3,492


 Supplemental disclosures of cash flow information:
    Cash paid during the year for:

         Interest  Net receivables and payables
                        $    188          $     210             $    234

         Income taxes paid to
         parent  Policy acquisition costs
         deferred           25,376              23,573              24,734

    Noncash operating, investing and financing activity:
    Liability for future policy benefits


         Policy loans and
         receivables from state guaranty
         associations and others received in assumption
         reinsurance agreement   9,723           48,546                  -

    1.   Summary of Significant
Accounting Policies:

Organization:
Midland National Life Insurance Company ("Midland") is a majority-owned subsidiary of Sammons Enterprises, Inc. ("SEI").
Midland operates predominantly in the individual life and annuity business of the life insurance industry in 49 states.

Basis of Presentation:

The consolidated financial statements include the accounts of Midland and its wholly-owned subsidiaries (collectively, "the
Company"). All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. The most significant areas which require the use of management's estimates relate to determinations of the fair values of financial instruments, deferred policy acquisition costs, present value of future profits of acquired businesses and future policy benefits for traditional policies.

Investments:

Effective January 1, 1994, the Company implemented the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). SFAS No. 115 requires the Company to classify its fixed maturity investments (bonds and redeemable preferred stocks) and equity securities (common and nonredeemable preferred stocks) as trading, available-for-sale or held to maturity at the time of purchase.

Trading securities are held for resale in anticipation of short-term market movements. The Company's trading securities are stated at market value. Gains and losses on these securities, both realized and unrealized, are included in the determination of net income. Net cost of or proceeds from trading securities are included in operating activities in the consolidated statement of cash flows.

Available-for-sale securities are classified as such if not considered trading securities or if there is not the positive intent and ability to hold the securities to maturity. Such securities are carried at market value with the unrealized holding gains and losses included directly in stockholders' equity, net of related adjustments to deferred policy acquisition costs and deferred income taxes. Cash flows from available-for-sale security transactions are included in investing activities in the consolidated statement of cash flows

    1.   Summary of Significant
Accounting Policies, continued:

Investments, continued:

The Company has no securities classified as held-to-maturity. Prior to 1994, fixed maturity investments were generally stated at amortized cost and equity securities were stated at quoted market values. The change in unrealized appreciation and depreciation of equity securities (net of related deferred income taxes) was included directly in stockholders' equity.

Policy loans and other invested assets are stated at their unpaid balances. Short-term investments are stated at cost which approximates market.

Investment income is recorded when earned. Realized gains and losses are determined on the basis of specific identification of the investments.

When a decline in value of an investment is determined to be other than temporary, the Company's carrying value of the investment is reduced to its estimated realizable value. Such reductions in carrying value are recognized as realized losses in the determination of net income.

The Company also enters into agreements to sell and repurchase securities. The commitment to repurchase securities sold under these agreements are reported as liabilities and the investments acquired with the funds received from the securities sold are included in short-term investments.

Cash and Cash Equivalents:

The Company considers all demand deposits and interest-bearing accounts not related to the investment function to be cash equivalents.

Deferred Policy Acquisition Costs:

Policy acquisition costs, representing commissions, medical examinations, underwriting, issue and other expenses which vary with and are primarily related to the production of new business are deferred. For traditional insurance products, such costs are amortized over the premium-paying period of the related policies in proportion to the ratio of the annual premium revenue to the total anticipated premium revenue. For universal life and other interest-sensitive life insurance and investment contracts, such costs are amortized over periods of up to 25 years in relation to the present value of expected gross profits (including the unrealized gains and losses recognized under SFAS No. 115), subject to regular evaluation and retroactive revision to reflect actual emerging experience


 1. Summary of Significant
Accounting Policies, continued:

Present Value of Future Profits of Acquired Businesses:

The present value of future profits of acquired businesses (PVP) is being amortized principally over periods of up to 25 years in relation to the present value of expected gross profits.

Separate Account:

Separate account assets and liabilities represent funds held for the exclusive benefit of variable universal life and annuity contractholders. Fees are received for administrative expenses and for assuming certain mortality, distribution and expense risks. Operations of the separate accounts are not included in these consolidated financial statements.

Policy Benefits:

The liabilities for future policy benefits for traditional life insurance policies generally are computed by the net level premium method, based upon estimated future investment yield, mortality and withdrawals (including a provision for the risk of adverse deviations from the estimates) which were appropriate at the time the policies were issued or acquired. Interest assumptions range from 6.5% to 11%, graded to 5% after 30 years.
 Mortality and withdrawal assumptions are based, in general, on the Company's own experience.

Participating business approximates 1% of the Company's ordinary life insurance in force. Dividends to be paid on participating policies are determined annually by the Board of Directors based upon the Company's published dividend tables.

Policy reserves for universal life and other interest-sensitive life insurance and investment contracts are determined using the retrospective deposit method. Policy reserves consist of the policyholder deposits accumulated at credited interest less withdrawals and charges for mortality, administrative and policy initiation expenses. Interest credited to these policies where the interest rate is not fixed ranged from 3% to 7.5% during 1995 and 3.5% to 7.5% during 1994.

Liabilities for policy and contract claims include provisions for reported claims and estimates for claims incurred but not reported. Changes in estimates are reflected in operating results in the year the change is made. Liabilities for claim adjustment expenses are based on estimates of allocated and unallocated expenses.

Federal Income Taxes:

The Company is a member of SEI's consolidated United States federal income tax group. The policy for intercompany allocation of federal income taxes provides that the Company compute the provision for federal income taxes on a separate consolidated return with its subsidiaries. The Company makes payment to, or receives payments from, SEI in the amount they would have paid to or received from the Internal Revenue Service had they not been members of the consolidated tax group. The separate Company provisions and payments are computed using the tax elections made by the Parent.


 1. Summary of Significant
Accounting Policies, continued:

Federal Income Taxes, continued:

Deferred tax liabilities and assets are recognized based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Recognition of Premium Revenues:

Life insurance premiums, other than premiums on universal life and other interest-sensitive life insurance and investment contracts, are recognized as revenue over the premium paying period. Accident and health insurance premiums are earned pro rata over the periods to which the premiums relate.

Revenues for universal life and other interest-sensitive life insurance and investment contracts consist of policy fund charges for the cost of insurance, policy administration and surrender charges assessed against policyholder account balances.

Fair Value of Financial Instruments:

The following methods and assumption were used by the Company in estimating its fair value disclosures for financial instruments:

 Cash and cash equivalents, short-term investments and other invested assets: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

 Investment securities: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.

 Policy loans: The Company does not believe an estimate of the fair value of policy loans can be made without incurring excessive cost.

 Investment-type insurance contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated based on the cash surrender values of the underlying contracts.

 Insurance contracts: Fair values for the Company's insurance contracts other than investment-type contracts are not required to be disclosed.

 Security lending liability: The carrying amount approximates fair value because of the short maturity of these instruments


 1. Summary of Significant
Accounting Policies, continued:

Fair Value of Financial Instruments, continued:

The cost, carrying value and estimated fair value of the Company's financial instruments are as follows (dollars in thousands):

     December 31, 1995          Cost        Carrying Value   Fair Value

  Financial assets:
    Fixed maturities:
         Available-for-sale
                     $    1,622,018      $    1,680,408     $   1,680,408

          Trading             9,160               9,403              9,403

         Equity securities:

              Available-for-sale
                            45,837              50,582              50,582

               Trading      177,593           177,130             171,130

         Short-term investments
                            224,109          224,109              224,109

         Other invested assets
                              6,271            6,271                6,271

    Financial liabilities:

         Investment-type
         insurance contracts
                                 *           599,000             583,000

    *    Cost is not applicable.

    December 31, 1994

    Financial assets:

         Fixed maturities:
              Available-for-sale   $1,531,777 $    1,510,564  $    1,510,564

             Trading                    7,938           7,347         7,347

         Equity securities:

    Available-for-sale                 57,620         56,391         56,391

         Trading                     164,074         151,387        151,387

       Short-term investments        199,146         199,146        199,146

        Other invested assets          4,409           4,409          4,409

    Financial liabilities:

         Investment-type
         insurance contracts               *         567,000        551,000

        Security lending liability         33,239    33,239       33,239

    *    Cost is not applicable.

    1.   Summary of Significant
Accounting Policies, continued:

Dividend Restrictions:

Generally, the net assets of the Company available for distribution to its shareholders are limited to the amounts by which the net assets, as determined in accordance with statutory accounting practices, exceed minimum regulatory statutory capital requirements. All payments of dividends or other distributions to stockholders are subject to approval by regulatory authorities. The maximum amount of dividends which can be paid by Midland and its subsidiaries during any 12-month period to stockholders without prior approval of the insurance commissioner is limited according to statutory regulations and is a function of statutory equity and statutory net income. The maximum amount of dividends payable in 1996 without prior approval of regulatory authorities is approximately $39,000,000.

Combined statutory net income of the Company and its insurance subsidiaries for the years ended December 31, 1995 and 1994 is approximately $39,000,000 and $26,000,000, respectively, and capital and surplus at December 31, 1995 and 1994 is approximately $284,000,000 and $254,000,000, respectively, in accordance with statutory accounting principles.

Prescribed Statutory Accounting Policies:

The Company, which is domiciled in South Dakota, prepares its statutory basis financial statements in accordance with accounting practices prescribed or permitted by the Division of Insurance of the State of South Dakota. Prescribed statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). Permitted practices encompass all accounting practices not so prescribed. The Company uses prescribed practices or, if prescribed statutory accounting practices do not address the accounting for a transaction, the Company uses generally accepted accounting principles to prepare its statutory basis financial statements.

Reclassifications:

Certain items in the 1994 and 1993 financial statements have been reclassified to conform to the 1995 presentation.

 2. Change in Accounting
Policy:

In 1994, the Company adopted the provisions of SFAS No. 115 for investments held as of or acquired after January 1, 1994. The fundamental change contained in SFAS No. 115 was to require fixed maturity investments classified as trading or available-for-sale to be reported at fair value in the balance sheet. The cumulative effect of adopting SFAS No. 115 for available-for-sale securities is reflected in stockholders' equity (as a cumulative effect of a change in accounting principle). There was no material effect of adopting SFAS No. 115 for trading securities

 2. Change in Accounting
Policy, continued:

The following is the effect on stockholders' equity of adopting
SFAS No. 115 as of January 1, 1994:

  Cumulative effect (dollars in thousands):

    Increase in carrying
     value of investments                       $66,019

    Adjustment to deferred
    policy acquisition costs                    (14,207)

    Deferred federal income
     tax adjustment                             (18,196)


     Net effect on
     stockholders' equity                   $    33,616

With the recognition of the unrealized gains and losses under SFAS No. 115, an adjustment is required to the deferred policy acquisition cost asset associated with universal life and investment type contracts (as defined in SFAS No. 97). The adjustment requires the gross profit stream to be revised as if the unrealized gains or losses on the investments underlying the universal life and investment type contracts had actually been realized.

In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle.

 3. Sale of Affiliated
Companies and Accident and Health
Business:

Effective September 30, 1993, Midland sold its majority-owned subsidiary, Professional Insurance Corporation, to an unrelated party for a net consideration of $23,228,000. The Company recognized a gain of $5,647,000, which is included in net realized investment gains. As of the disposal date, Professional Insurance Corporation had assets with a carrying value of $55,656,000 and net liabilities with a carrying value of $38,075,000. The operations of the subsidiary were not material to the consolidated group


 4. Investments and
Investment Income:

Following is a summary of the fixed maturity and equity investments classified as available-for-sale (dollars in thousands):

                                     Gross           Gross             Estimate
                         Amoritized  Unrealized      Unrealized         Market
      December 31, 1995   Cost        Gains           Losses            Value

    Fixed maturities:
         U.S. treasury and other
         U.S. govern-
         ment corporations and agencies
                    $    663,677    6,449      $    1,791        $    668,335

         Obligations of U.S.
          states and political
          subdivisions    3,604    418                -              4,022

         Corporate debt
          securities    495,345  39,129            196            534,278

         Mortgage-backed
         securities     449,177    15,882          230            464,829

         Other debt securities
                        10,215         6         1,277             8,944

         Total fixed maturities
                     1,622,018     61,884        3,494          1,680,408

    Equity securities   45,837      7,045        2,300             50,582

   Total available-for-
    sale        $    1,667,855   $  68,929   $  5,794      $    1,730,990

    December 31, 1994

    Fixed maturities:

         U.S. treasury and other
          U.S. government corporations
          and agencies
                   $    348,698      1,010    $    10,672    $    339,036

         Obligations of U.S.
         states and political
         subdivisions    5,853         601            6            6,448

         Corporate debt
          securities   665,165       15,945      15,868          665,242

         Mortgage-backed
         securities    495,082        6,032      17,924          483,190

         Other debt securities
                       16,979           117         448           16,648

         Total fixed
         maturities
                     1,531,777       23,705      44,918        1,510,564

    Equity securities
                       57,620         4,173       5,402         56,391

    Total available-for-
     sale        $    1,589,397 $    27,878  $    50,320    $    1,566,955


    4.   Investments and
Investment Income, continued:

The net unrealized appreciation (depreciation) on the available-for-sale securities have been reduced by deferred income taxes and deferred policy acquisition costs as of December 31, 1995 and 1994 as shown below (dollars in thousands):

                                                 1995                1994

  Gross unrealized appreciation (depreciation)
                                               $  63,135    $    (22,442)

    Deferred income taxes                       (16,898)            5,427

    Deferred policy acquisition costs           (15,210)            7,012

    Unrealized
    appreciation (depreciation) of investments, net
                                            $    31,027     $    (10,003)

The amortized cost and estimated market value of available-for-sale debt securities at December 31, 1995, by contractual maturities, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (dollars in thousands):

                                    Amortized Cost      Estimated Market Value

    Due in one year or less               545,635            546,848

    Due after one year through five years
                                          345,698             357,115

    Due after five years through ten years
                                           109,024             121,291

    Due after ten years                    172,484             190,325

    Mortgage-backed securities             449,177              464,829

    Total fixed maturities             $    1,622,018       $1,680,408

Major categories of investment income are summarized below
(dollars in thousands):

                                                 1995      1994       1993

    Fixed maturities                     $    121,003     106,701    106,701
    Equity securities                          20,885      18,071     18,071
    Short-term investments                     18,648       7,963      7,963
    Policy loans                                9,485       7,369      6,438
    Other invested assets                         490         589      1,158

                                              170,511    154,872      140,331

    Less investments expenses                   3,491      4,554       2,594

    Net investment income                $    167,020  $ 150,318   $ 137,737

    4.   Investments and
Investment Income, continued:

Realized and unrealized investment gains and losses are summarized below (dollars in thousands):

                                                 Unrealized

     December 31, 1995
                           Realized      Trading            Available for Sale

    Fixed maturities    $    14,303     $    834            $    79,603
    Equity securities      (12,608)        6,223                  5,974
    Other                        67            -                      -

    Less deferred policy acquisition cost effects
                                  -           -                (22,325)

    Less income tax effects       -           -                (22,222)

    Net gains on investments    $ 1,762   $ 7,057              $41,030

  December 31, 1994

    Fixed maturities        $    (6,115) $    (591)            (87,911)

    Equity securities          (11,669)     (12,686)            (6,377)

    Other                           20             -              -

    Less deferred policy acquisition cost effects
                                     -             -         21,219

    Less income tax effects         -              -         25,665

    Net losses on investments  $ (17,764)       $(13,277)   $ (47,404)

  December 31, 1993
                                       Realized            Unrealized


    Fixed maturities              $    11,724         $    (9,312)

    Equity securities                    648                  719

    Mortgage loans                    (224)                    -

    Sale of wholly-owned subsidiary   5,647                    -
    -

    Other                               (360)                 -

    Less income tax effects                -              3,018

    Gains and losses on investments    $    17,435    $ (5,575)

    4.   Investments and
Investment Income, continued:

Proceeds from the sale of available-for-sale securities in 1995 and 1994 and the gross gains and losses realized on these sales are summarized below (dollars in thousands):

      1995                        Fixed Maturities   Equity           Combined

    Proceeds from sales           $    651,092       $    51,547     $ 702,639

    Gross realized gains                15,205               617        15,822

    Gross realized losses                4,241             2,802         7,043

                   1994

    Proceeds from sales           $    489,418      $    12,171      $ 501,589

    Gross realized gains                 4,634              254         4,888

    Gross realized losses               11,115            1,003       12,118

Proceeds from the sale of fixed maturities investments during 1993 and the gross gains and losses realized on these sales are summarized below (dollars in thousands):

    Proceeds from sales                                              $    105,31

    Gross realized gains                                                  2,182

    Gross realized losses                                                 3,153

The Company had U.S. Treasury notes under repurchase agreements with brokerage firms at December 31, 1994. The carrying value and market value of the U.S. Treasury notes sold were $32,250,000 as of December 31, 1994. The interest rates on the liabilities varied from 5% to 5.25%. The Company had no investments under repurchase agreements at December 31, 1995

    5.   Federal Income Taxes:

Significant components of the provisions for federal income taxes are as follows (dollars in thousands):

                                      1995                1994         1993


    Current                       $    34,424         $    16,790    $  25,602
    Deferred:
         From operations               (5,721)             (6,953)     (1,751)
         From tax rate change             -                  -            727

              Total deferred           (5,721)             (6,953)    (1,024)

              Total               $    28,703         $    9,837    $  24,578

The reconciliation of federal income tax attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is as follows (dollars in thousands):

                             1995                1994                1993

    Tax computed on income at statutory rate
                            29,980         $    11,755         $    27,903

    Dividends received deduction
                          (1,718)               (1,798)            (1,737)

 Temporary differences of subsidiary not recognized From
 operations                  -                     -               (2,010)

    Tax rate change          -                     -                  727
    Other     From tax rate change
                           441                   (120)              (305)

                     $    28,703           $    9,837          $    24,578

The federal income tax liability as of December 31, 1995 and 1994 are comprised of the following (dollars in thousands):

                                                 1995                1994

Net deferred income tax liability           $    27,913          $ 11,412

Income taxes due to (receivable from) parent
                                               3,106               (5,942)
Federal income tax  liability            $    31,019          $     5,470

    5.   Federal Income Taxes,
continued:

The tax effect of temporary differences giving rise to the Company's consolidated deferred income tax liability at December
31, 1995 and 1994 are as follows (dollars in thousands):

                                                 1995                1994
    Deferred tax liabilities:

         Deferred policy
         acquisition costs                $    112,818        $    119,379

         Unrealized appreciation
          on investments                           845                   -

         Unrealized appreciation
         on fixed maturities
                                                  20,592              -

         Accrued dividends                        2,590               1,133

         Net unamortized
         discount on fixed maturities
                                                      -              1,954

         Unamortized present
         value of future profits of acquired
          business                               9,276               11,061

         Other                                   4,598                4,719

                                                150,719             138,246

    Deferred tax assets:

         Unrealized depreciation
         on equity securities
                                                     603              4,887

         Unrealized depreciation
         on fixed maturities
                                                      -              7,665

         Write-downs of
         investments not currently deductible for tax
                                                      -              139

         Future policy benefits
         and policy claims
                                                115,547             112,235

         Other                                   6,656               1,908

                                               122,806             126,834

              Net deferred income
              tax liability                $    27,913         $    11,412

Under provisions of the Life Insurance Company Income Tax Act of 1959, as revised by the 1984 Act, certain special deductions were allowed life insurance companies for federal income tax purposes. The special deductions for 1983 and prior years were accumulated in a memorandum tax account designated as "Policyholders' Surplus". Such amounts will usually become subject to tax at the then current rates only if the accumulated balance exceeds certain maximum limitations or certain cash distributions are deemed to be paid out of this account. It is management's opinion that such events are not likely to occur. Accordingly, no provision for income tax has been made on the approximately $66,000,000 balance in the policyholders' surplus account at December 31, 1995


 6. Commitments and
Contingencies:

The Company had $62 million of outstanding commitments to purchase trust certificates secured by government guaranteed notes.

The Company's home office building has been conveyed to the City of Sioux Falls, South Dakota and leased back in a transaction in which the City issued $4,250,000 of Industrial Revenue Bonds for face value. The bonds are collateralized by $4,714,000 of Midland's investments in government bonds. The lease includes a purchase option under which Midland may repurchase the building for $10 upon repayment of all bonds issued. The lease terms provide for 10 annual payments equivalent to principal of $425,000 beginning in 1993 and semiannual payments through 2002 in amounts equivalent to interest at 5.5% on the outstanding revenue bond principal. The building and land costs have been capitalized and are carried in the balance sheet as part of other assets. The liability is included in accounts payable and other liabilities in the balance sheet.

The Company is a party to various other lease agreements.
Certain of these leases contain purchase options and none contain restrictions which have a material effect on the Company's operations.

Future minimum lease payments on the capital lease as of December 31, 1995 are as follows (dollars in thousands):

                                  1996           $    583

                                  1997                559

                                  1998                536

                                  1999                513

                                  2000                489

                            Thereafter                908



  Total                                              3,588

  Less amount representing interest                    613

  Present value of amounts due under capital lease  $    2,975

The Company is a defendant in various lawsuits related to the normal conduct of its insurance business. Litigation is subject to many uncertainties and the outcome of individual litigated matters is not predictable with assurance; however, in the opinion of management, the ultimate resolution of such litigation will not materially impact the Company's financial position

 6. Commitments and
Contingencies, continued:

In 1994, the Company settled a lawsuit associated with an accident and health policy acquired in the 1990 merger of Reserve Life Insurance Company (former parent company of
Midland). The net impact of this settlement was a charge to the statement of income of $12,500,000 and was included as part of accident and health benefits.

The Company is also subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other life insurance companies. The Company has accrued for the estimated present value of future guaranty fund assessments, net of estimated recoveries through premium tax offsets, for known insolvencies.

 7. Retirement and Benefit
Plans:

Defined Benefit Pension Plan:

The Company has a noncontributory defined benefit pension plan covering substantially all home office employees of Midland.
The defined benefits are based on years of service and compensation during an employee's last 10 years of service. The Company's policy is to fund accrued pension costs currently.

The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at December 31:

                                            1995                1994

  Actuarial present value of benefit obligations:

    Accumulated benefit
    obligation, including vested benefit of
    $2,394,578 in 1995 and $1,962,013 in 1994
                                            2,794,919       $    2,110,178

    Projected benefit obligation for service rendered to date
                                  $    (4,091,097)         $    (3,453,408)

    Plan assets at fair value (funds on deposit with the Company)
                                        3,750,261                3,314,939

              Projected benefit
 obligation in excess of plan assets
                                       (340,836)                (138,469)

    Unrecognized net gain from past experience different than from
         assumed                        56,052         71,468

    Deferred investment gain           816,445       345,087

  Prepaid pension cost            $    531,661        $278,086

 7. Retirement and Benefit
Plans, continued:

Defined Benefit Pension Plan, continued:

Net pension cost incudes the following components:

                              1995                1994                1993

    Service cost-benefits earned during the period
                       $    248,258        $    250,273        $    193,745

    Interest cost on projected benefit obligation
                           283,271             299,132             245,263

    Actual return on plan assets
                         (220,332)           (199,797)             (90,823)

    Net amortization and deferral
                         (53,138)             (46,808)            (232,407)

    Net periodic pension cost
                    $    258,059              $302,800        $    115,778

The assumed discount rates used in determining the actuarial present value of the projected benefit obligation as of December 31, 1995 and 1994 were 7.25% and 8.5%, respectively. The rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligation as of December 31, 1995 and 1994 was 5.5%. The expected long-term rate of return on plan assets in 1995 and 1994 was 8.75% and 8.0%, respectively.

Effective January 1, 1996, this plan was merged with a similar benefit plan of SEI.

Employee Stock Ownership Plan:

The Company participates in a noncontributory Employee Stock Ownership Plan (ESOP) which is qualified as a stock bonus plan. All employees are eligible to participate in this plan upon satisfying eligibility requirements. The ESOP is sponsored by SEI. Each year the Company makes a contribution to the ESOP as determined by the Board of SEI. The amounts payable to the ESOP at December 31, 1995 and 1994 were $1,515,000 and $874,000, respectively. The expense for 1995, 1994 and 1993 was $2,096,000, $767,000 and $1,095,000, respectively. All contributions to the ESOP are held in trust.

Postretirement Benefit Plan:

The Company sponsors a defined benefit health care plan that provides postretirement medical benefits to full-time employees whose sum of age and years of service are at least 70. The plan provides a monthly defined dollar benefit based on years of service up to a maximum benefit of 90% of the cost of coverage.

 7. Retirement and Benefit
Plans, continued:

Postretirement Benefit Plan, continued:

The Company has chosen not to fund any amounts in excess of currently payable benefits. The following table sets forth the amounts recognized in the Company's consolidated balance sheet at December 31, 1995 and 1994:

                                            1995                1994

  Accumulated postretirement medical benefit obligation:

         Retirees                  $    1,235,000           $    1,127,000

    Fully eligible active plan
    participants
                                          274,000                  247,000

    Other active plan
    participants                          560,000                  505,000

    Accumulated
     unfunded postretirement benefit obligation
                                  $    2,069,000           $    1,879,000

 Net periodic postretirement benefit costs include the following components for the years ended December 31, 1995 and 1994:

                                                 1995                1994
    Service cost                           $    16,000         $    13,000

    Interest cost                              164,000             144,000

    Amortization of loss                        10,000              10,000

    Net periodic
    postretirement benefit cost
                                                 190,000        $    167,000

The weighted-average annual assumed rate of increase in the per capita cost of health care benefits for employees (i.e., health care cost trend rate) is 13% graded down 1% per year for seven years and to 6% for year six and thereafter. The health care cost trend rate assumption normally has a significant effect on the amounts reported. However, increasing the assumed health care trend rates by 1% would decrease the accumulated postretirement benefit obligation as of December 31, 1995 by only $38,000 and net periodic postretirement benefit costs for the year ended December 31, 1995 by only $5,000 due to the plan provision of a $50,000 post-age 65 lifetime maximum. As medical costs increase, retirees reach their lifetime maximum sooner. Since the benefits are fixed, the Company provides these for a shorter period of time so the cost is less. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% at December 31, 1995 and 1994.

Other:

Funds of the pension plan and other previously terminated plans totaling $7,928,000 and $7,470,000 were invested in deposit administration contracts of the Company as of December 31, 1995 and 1994, respectively. The plans deposit the contributions received in accordance with plan provisions. Interest of $492,000 in 1995 and $495,000 in 1994 were credited to participant accounts at a rate declared by the Company for group annuity contracts.

 8. Reinsurance:

The Company presently reinsures the excess of each individual risk over $500,000 on ordinary life insurance in order to spread its risk of loss. Certain other individual health contracts are reinsured on a policy-by-policy basis.

To the extent that reinsurers may not be able to meet the obligations assumed under the reinsurance contracts, the Company is contingently liable to pay policy benefits.

Effective November 1, 1994, the Company acquired, via assumption reinsurance, three blocks of life and annuity business. Under the agreements, the Company assumed approximately $190,000,000 of life and annuity reserves which is included primarily in the universal life and investment products policy liabilities.

The Company received $158,000,000 in assets which was net of $32,000,000 of the present value of future profits (PVP). The assets acquired in the agreement included approximately $110,000,000 in cash, $22,000,000 in policy loans and
$26,000,000 of receivables from various state guaranty associations, of which approximately $22,000,000 of the receivables remained outstanding at December 31, 1994 (reflected in the balance sheet in short-term investments) with none outstanding as of December 31, 1995. The final purchase price was determined based on final accounting on June 30, 1995. In the final accounting, life reserves acquired in the agreement decreased by $871,000 and cash and other assets of $350,000 were received, resulting in a net decrease to the PVP asset of $1,221,000. The Company maintained the reinsurance associated with these blocks whereby the excess of each individual risk over $100,000 on ordinary life insurance is reinsured.

Effective January 1, 1995, the Company acquired, via assumption reinsurance, a block of life and annuity business. Under the agreement, the Company assumed approximately $10,504,000 of life and annuity reserves which is included primarily in universal life and investment products policy liabilities. The Company received $9,723,000 in assets which was net of $781,000 of the PVP. The assets acquired in the agreement included $1,356,000 in policy loans and due premium and a $8,367,000 receivable from the ceding company, of which all of the receivable was collected as of December 31, 1995.


 8. Reinsurance, continued:

The following schedule presents a summary of the life insurance in force and premium income as affected by reinsurance transactions (dollars in thousands):

                                           Ceded to      Assumed
                                           Other         From Other
                             Direct        Companies     Companies        Net
    Life insurance in force,
    December 31, 1995      $ 56,082,611  $  3,138,454  $ 5,454,111   $58,398,268

    1995 revenues:

   Individual life and
   annuity                 $246,786       $    12,449    $    (45)   $  234,292

   Individual accident and
    health                      746               683          -             63

   Group                        734                33        5,413        6,114

              Total    $    248,266       $    13,165      $ 5,368      240,469

    Life insurance in force,
    December 31, 1994  $  53,863,471    $    3,440,640   5,207,543 $ 55,630,374

    1994 revenues:

    Individual life and
    annuity            $ 215,333        $    6,617             58  $  208,774

    Individual accident and
    health                 1,018               868              -         150

     Group                    584               30           5,152     5,706

     Total           $    216,935      $    7,515          $5,210     214,630

    Life insurance in force,
    December 31, 1993
                    $    47,564,264    $  1,602,047  $   5,268,314  $51,230,531

    1993 revenues:
    Individual life and
    annuity         $    201,696       $    4,971    $    90        $  196,815

   Individual accident and
    health                21,371            1,310          -             20,061

    Group                    145               25      5,366              5,486

    Total           $    223,212        $    6,306     $ 5,456          222,362

    9.   Other Related Party
Transactions:

The Company pays fees to SEI under management contracts.  The
Company was charged $2,778,000, $70,000 and $2,480,000 in 1995,
1994 and 1993, respectively, related to these contracts.

Included in the fixed maturity investments at December 31, 1994 was a $45,000,000 note receivable from SEI. The note was repaid by SEI in 1995.


Midland National Life Insurance Company


Midland National Life Insurance Company
Consolidated GAAP Balance Sheet
as of September 30, 1996
(dollars in thousands)
Unaudited

                                                     September 30,
 ASSETS                                         1996

 Investments:
     Fixed Maturities                                 $1,756,469
     Equity Securities                                   257,027
     Policy Loans                                        150,636
     Short-Term Investments                              199,263
      Other Invested Assets                                8,008

         Total Investments                             2,371,403

 Cash and Cash Equivalents                                     6,181
 Deferred Policy Acquisition Costs                           430,158
 Present Value of Future Profits of Acquired Businesses       22,559
 Accrued Investment Income                                    38,167
 Other Assets                                                 34,804
 Separate Account Assets                                      71,700

         Total Assets                                    $ 2,974,972

 LIABILITIES AND STOCKHOLDERS' EQUITY

 Policy Liabilities:
     Future Policy Benefits:
         Traditional Life Insurance Products                 385,168
         Universal Life and Investment Products            1,772,396
     Policy and Contract Claims                               28,192
     Policyowner Funds                                        11,575

         Total Policy Liabilities                          2,197,331

 Accounts Payable and Other Liabilities                       75,977
 Federal Income Taxes                                         26,684
 Separate Account Liabilities                                 71,700

         Total Liabilities                                 2,371,692

 Commitments and Contingencies

 Stockholders' Equity:
     Common Stock, $1 Par Value Per Share,
       2,549,439 Shares Authorized, Issued and
       outstanding                                              2,549
     Additional Paid-In Capital                                33,707
     Unrealized Appreciation (Depreciation)
     of Investments, Net                                       15,369
     Retained Earnings                                        551,655

         Total Stockholders' Equity                           603,280

         Total Liabilities and Stockholders' Equity        $2,974,972



Midland National Life Insurance Company
Consolidated GAAP Statement of Income
for the nine months ended September 30, 1996
(dollars in thousands)
Unaudited

                                                                   September 30,
                                                                       1996

Revenue:
     Traditional Life Insurance Premiums                        $   72,185
     Universal Life and Investment Product Charges                 112,067
     Accident and Health Insurance Premiums                             83
     Investment Income, Net of Related Expenses                    128,270
     Net Realized Investment Gains (Losses)                          1,261
     Net Unrealized Gains (Losses) on Trading Securities             4,462
     Other Income                                                    3,256

                                                                   321,584

 Benefits and Expenses:
     Policy Benefits:
         Traditional Life Insurance                                 47,742
         Universal Life and Investment Products                    117,792
         Accident and Health                                           195
                                                                   165,729

 Increase (Decrease) in Liability for Future Policy Benefits:
     Traditional Life Insurance                                     16,290
     Accident and Health                                              (40)
                                                                    16,250
                                                                   181,979

 Amortization of Deferred Policy Acquisition Costs and Present
     Value of Future Profits of Acquired Businesses                 41,925
 General and Administrative Expenses                                34,266
 Dividends to Policyholders                                          1,041

                                                                   259,211

     Income Before Income Taxes                                     62,373

 Income Taxes                                                       20,912

         Net Income                                            $    41,461

 Midland National Life Insurance Company
 Consolidated GAAP Statement of Changes in Stockholders' Equity
 for the nine months ended September 30, 1996
 (dollars in thousands)
 Unaudited
                                        Unrealized
                                        Appreciation
                         Additional     (Depreciation)             Total
       Common Stock      Paid-In           of          Retained   Stockholders'
    Shares     Amount    Capital        Investments    Earnings     Equity

Balance, December 31,   1995
    2,549,439   $2,549     $33,707        $31,027      $510,194      $577,477
 Net Income                                              41,461        41,461
Change in Unrealized
 Appreciation of Investments              (15,658)                    (15,658)
Balance, September 30,    1996
    2,549,439   $2,549     $33,707        $15,369      $551,655      $603,280


MIDLAND NATIONAL LIFE INSURANCE COMPANY
Consolidated GAAP Cash Flows
As of September 30, 1996
(dollars in thousands)
Unaudited                                               September 30,
                                                             1996
OPERATING ACTIVITIES:
Net Income                                                    $41,461
Adjustments to Reconcile Net Income to Net Cash
Provided by (used in) Operating Activities:
    Interest Credited and Mortality Charges on
       Universal Life and Investment Products                 (34,608)
    Increase in Liability for Future Policy Benefits           16,250
    Depreciation Expense                                          265
    Net Amortization of Investments                             4,148
    Amortization of DAC and SNL PVP                            41,925
    Policy Acquisition Costs Capitalized                      (51,235)
    Deferred Income Tax                                         8,906
    Incr (Decr) in Policy and Contract Claims                  (1,305)
    Realized Investment Losses (Gains)                         (1,261)
    Net Changes in Amounts Receivable and Payable              (5,272)
    Incr (Decr) in Other Policyowner Funds                       (142)
    Net Proceeds From Trading Securities                      (15,508)
    Change in Unrealized From Trading Securities               (4,462)
    Other, Net                                                   (686)
Net Cash Provided (used in) Operating Activities               (1,524)

INVESTING ACTIVITIES
Investments Purchases of                                   (1,234,768)
Proceeds From Sale or Maturity of                           1,134,067
Net Cash Used in Investing Activities                        (100,701)

FINANCING ACTIVITIES
    Receipts from Int Sens Life & Annuity Contracts           216,622
    Benefits of Int Sens Life & Annuity Contracts            (117,516)
Net Cash From Financing Activities                             99,106

Increase (Decrease) in Cash                                    (3,119)
Cash at Beginning of Year                                       9,300

Cash at End of Year                                            $6,181


 UNAUDITED              MIDLAND NATIONAL LIFE SEPARATE ACCOUNT A
 (000'S)                     AS OF 9/30/96

                         MONEY    HIGH
ASSET  INVEST         ASSET
                         MARKET  INCOME  EQUITY  GROWTH  OVERSEAS
MANAGER GRADE  INDEX  MGR/GROW  CONTRA  TOTAL
BALANCE SHEET

ASSETS
COMMON STOCKS, AT MARKET
                            1,740   1,274  5,338   10,961   2,332
4,132   727      988  312     1,430   29,234
   TOTAL STATUTORY ASSETS   1,740   1,274  5,338   10,961   2,332
4,132   727      988  312     1,430   29,234
LIABILITIES & SURPLUS
AGGREGATE RESERVES          1,738   1,273  5,333   10,951   2,330
4,128   726      987  312     1,429   29,207
CASH WITH APP SUSPENSE          0       0      0        0       0
    0     0        0    0         0        0
CHGS FOR M&E DUE & ACCRUED      2       1      5       10       2
    4     1        1    0         1       27
   TOTAL LIABILITIES        1,740   1,274  5,338   10,961   2,332
4,132   727      988  312     1,430   29,234
UNASSIGNED SURPLUS              0        0     0        0       0
    0     0        0    0         0        0
TOTAL LIAB & SURPLUS        1,740    1,274 5,338   10,961   2,332
4,132   727      988   312    1,430   29,234

INCOME STATEMENT
INCOME
TRANSFER OF NET PREMIUM       684      668 2,204    3,360     781
  933   202      707   260    1,084   10,883
GROSS INVESTMENT INCOME        36       78   179      583      43
  244    36       16     3        4    1,222
CAPITAL G/L REAL/UNREAL         0       40    92      475      99
   47  (34)       59    15        94     887
   TOTAL INCOME               720      786 2,475    4,418     923
1,224  204       782   278     1,182  12,992

DEDUCTIONS
TRANSFER DEATH BENEFITS         0        0     0       10       0
    2    1         0     0         0      13
TRANSFER ANNUITY BENEFITS       0        0     0        0       0
                      0             0          0
    0    0         0     0         0       0
TRANSFER SURRENDER BENEFITS    12       44    56      131      41
   56    2         3     0         6         351
TRANS DUE OTHER TERMINATIONS    0        0     1        4       1
    5    1         0     0         0          12
TRANSFER POLICY LOANS           7       31    96      171      51
   55   37        14     4         1         467
INCREASE IN RESERVES        1,148      457 1,611    3,134     606
  495   16       695   258     1,137       9,557
TRANSFER MAINTENANCE FEES      63      114   380      760     191
  301   60       92    24         98       2,083
CHARGES FOR M&E GUARANTEES  (510)      140   331      208      33
  310   87     (22)    (8)      (60)         509
   TOTAL DEDUCTIONS          720       786 2,475    4,418     923
1,224  204     782     278    1,182       12,992
   NET GAIN FROM OPERATIONS     0         0    0        0       0
    0    0       0       0        0            0

